UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from ______________ to ______________ Commission File Number 1-35593 HOMETRUST BANCSHARES, INC. (Exact name of registrant as specified in its charter) Maryland 45-5055422 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 10 Woodfin Street, Asheville, North Carolina 28801 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (828) 259-3939 Securities Registered Pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol Name of Each Exchange on Which Registered Common Stock, par value $0.01 per share HTB The New York Stock Exchange LLC Securities Registered Pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐. Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filings reflect the correction of an error to previously issued financial statements. ☒ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒. As of March 9, 2026, there were issued and outstanding 16,928,453 shares of the Registrant’s Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant computed by reference to the closing price of such stock as of June 30, 2025, was $589.5 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the Registrant that such person is an affiliate of the Registrant). Documents Incorporated By Reference Portions of the Registrant's Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

HOMETRUST BANCSHARES, INC. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025 TABLE OF CONTENTS Page PART I Item 1 Business ............................................................................................................................................................................. 5 Item 1A Risk Factors ....................................................................................................................................................................... 13 Item 1B Unresolved Staff Comments .............................................................................................................................................. 23 Item 1C Cybersecurity Risk Management, Strategy and Governance ............................................................................................ 23 Item 2 Properties ........................................................................................................................................................................... 24 Item 3 Legal Proceedings .............................................................................................................................................................. 24 Item 4 Mine Safety Disclosures .................................................................................................................................................... 24 PART II Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ........ 24 Item 6 [Reserved] .......................................................................................................................................................................... 25 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations ............................................ 26 Item 7A Quantitative and Qualitative Disclosures About Market Risk ........................................................................................... 42 Item 8 Financial Statements and Supplementary Data .................................................................................................................. 42 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ............................................ 88 Item 9A Controls and Procedures .................................................................................................................................................... 88 Item 9B Other Information .............................................................................................................................................................. 88 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ............................................................................... 88 PART III Item 10 Directors, Executive Officers and Corporate Governance................................................................................................. 88 Item 11 Executive Compensation ................................................................................................................................................... 89 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters .......................... 89 Item 13 Certain Relationships and Related Transactions, and Director Independence .................................................................. 89 Item 14 Principal Accountant Fees and Services ............................................................................................................................ 89 PART IV Item 15 Exhibits and Financial Statement Schedules ..................................................................................................................... 90 Item 16 Form 10-K Summary ......................................................................................................................................................... 92 Signatures ........................................................................................................................................................................... 93 2

Glossary of Defined Terms The following items may be used throughout this Form 10-K, including the Notes to Consolidated Financial Statements in Item 8 and Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K. Term Definition ACL Allowance for Credit Losses AFS Available-for-Sale ASC Accounting Standards Codification ASU Accounting Standards Update BHCA Bank Holding Company Act BOLI Bank Owned Life Insurance BSA Bank Secrecy Act of 1970 CBLR Community Bank Leverage Ratio CD Certificate of Deposit CDA Collateral Dependent Asset CECL Current Expected Credit Losses CET1 Common Equity Tier 1 CFPB Consumer Financial Protection Bureau COVID-19 Coronavirus Disease 2019 DCF Discounted Cash Flows Dodd-Frank Act Dodd-Frank Wall Street Reform and Consumer Protection Act EPS Earnings Per Share ESOP Employee Stock Ownership Plan Exchange Act Securities Exchange Act of 1934, as amended FASB Financial Accounting Standards Board FDIC Federal Deposit Insurance Corporation Federal Reserve Board of Governors of the Federal Reserve System FHLB or FHLB of Atlanta Federal Home Loan Bank FRB Federal Reserve Bank of Richmond GSE Government-Sponsored Enterprises HELOC Home Equity Line of Credit IRC Internal Revenue Code IRLC Interest Rate Lock Commitments KSOP HomeTrust Bank KSOP Plan LPO Loan Production Office MBS Mortgage-Backed Security NCCOB North Carolina Office of the Commissioner of Banks PCD Purchased Financial Assets with Credit Deterioration PVE Present Value of Equity Quantum Quantum Capital Corp. and its wholly owned subsidiary, Quantum National Bank ROU Right of Use RSU Restricted Stock Unit SBA U.S. Small Business Administration SBIC Small Business Investment Companies SEC Securities and Exchange Commission SOFR Secured Overnight Financing Rate TBA To-be-announced USDA B&I United States Department of Agriculture Business & Industry US GAAP Generally Accepted Accounting Principles in the United States VIE Variable Interest Entity WNCSC Western North Carolina Service Corporation 3

Forward-Looking Statements Certain matters in this Form 10-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our financial condition, results of operations, plans, objectives, future performance or business. Forward- looking statements are not statements of historical fact, but instead are based on certain assumptions and are generally identified by use of the words "believes," "expects," "anticipates," "estimates," "forecasts," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook" or similar expressions or future or conditional verbs such as "may," "will," "should," "would" and "could." Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future economic performance and projections of financial items. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated or implied by our forward- looking statements. The factors that could result in material differentiation include, but are not limited to: • the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs and changes in our ACL and provision for credit losses that may be impacted by deterioration in the housing and commercial real estate markets; • changes in general economic conditions, both nationally and in our market areas; • the impact of geopolitical instability and trade policies on our operations including the imposition of tariffs and retaliatory tariffs; • effects of natural disasters, other severe weather events, epidemics and other public health issues, and other external events; • changes in interest rate levels and the duration of such changes, including actions by the Federal Reserve, which could materially affect our net interest margin, funding costs, asset values, and access to capital and liquidity; • the impact of inflation or a potential recession, including monetary and fiscal policy responses thereto, and the impact on consumer and business behavior; • the effects of a Federal government shutdown, a debt ceiling standoff, or other fiscal policy uncertainty; • fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; • decreases in the secondary market for the sale of loans that we originate; • expected revenues, cost savings, synergies and other benefits from our merger and acquisition activities might not be realized to the extent anticipated, within the anticipated time frames, or at all, costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected, and goodwill impairment charges might be incurred; • results of examinations of us by the Federal Reserve, the NCCOB or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our ACL, write-down assets, increase our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; • changes in laws or regulations, changes in regulatory policies and principles or the application or interpretation of laws and regulations by regulatory agencies and tax authorities, including changes in deferred tax asset and liability activity, and the interpretation of regulatory capital or other rules; • the availability of resources to address changes in laws, rules or regulations, or to respond to regulatory actions; • our ability to attract and retain deposits; • our ability to access cost-effective funding and maintain sufficient liquidity; • management's assumptions in determining the adequacy of the ACL; • our ability to control operating costs and expenses, including costs associated with our operation as a public company; • the use of estimates in determining the fair value of certain assets, which estimates may prove to be incorrect and result in significant declines in valuation; • difficulties in reducing risks associated with the loans on our balance sheet; • staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; • the ability to adapt to rapid technological changes, including advancements in artificial intelligence, digital banking and cybersecurity; • disruptions, security breaches or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions; • our ability to retain key members of our senior management team; • costs and effects of litigation, including settlements and judgments; • the impact of bank failures or adverse developments involving other banks and related negative press about the banking industry in general on investor and depositor sentiment; • increased competitive pressures among financial services companies; • changes in consumer spending, borrowing and savings habits; • adverse changes in the securities markets; • inability of key third-party providers to perform their obligations to us; • changes in accounting principles, policies or guidelines and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the FASB; • other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and • other risks detailed from time to time in documents we file with or furnish to the SEC, including this Form 10-K. Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included in this report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur and you should not put undue reliance on any forward-looking statements. 4

As used throughout this report, the terms “we,” “our,” “us,” “HomeTrust Bancshares” or the “Company” refer to HomeTrust Bancshares, Inc. and its consolidated subsidiaries, including HomeTrust Bank (“HomeTrust” or "Bank") unless the context indicates otherwise. PART I Item 1. Business Overview HomeTrust Bancshares, Inc., a Maryland corporation, was formed for the purpose of becoming the holding company for HomeTrust Bank in connection with the Bank’s conversion from mutual to stock form, which was completed on July 10, 2012. As a bank holding company and financial holding company, we are regulated by the Federal Reserve. At December 31, 2025, the Company had consolidated total assets of $4.5 billion, total deposits of $3.7 billion and stockholders’ equity of $600.7 million. The Company has not engaged in any significant activity other than holding the stock of the Bank. Accordingly, the information set forth in this Form 10-K, including the audited consolidated financial statements and related data, relates primarily to the Bank and its subsidiary. As a North Carolina state-chartered bank, and member of the FRB, the Bank's primary regulators are the NCCOB and the Federal Reserve. The Bank's deposits are federally insured up to applicable limits by the FDIC. The Bank is a member of the FHLB of Atlanta, which is one of the 11 regional banks in the FHLB System. Our headquarters is located in Asheville, North Carolina. The Bank was originally formed in 1926. Between the fiscal years of 1996 and 2011, HomeTrust Bank's Board of Directors and executive management expanded the Bank beyond its historical Asheville market and created a unique partnership through which hometown community banks could combine their financial resources to achieve a shared vision. These actions resulted in mergers between six established banks located in Tryon, Shelby, Eden, Lexington and Cherryville, North Carolina. Since 2013, we have entered eight attractive growth markets through various acquisitions and new office openings, as well as expanded our product lines. These include: • BankGreenville Financial Corporation - one office in Greenville, South Carolina (acquired in July 2013) • Jefferson Bancshares, Inc. - nine offices across East Tennessee (acquired in May 2014) • Commercial LPO in Roanoke, Virginia (opened in July 2014) • Bank of Commerce - one office in Charlotte, North Carolina (acquired in July 2014) • 10 Bank of America Branch Offices - nine in southwest Virginia, one in Eden, North Carolina (acquired in November 2014) • Commercial LPO in Raleigh, North Carolina (opened in November 2014) and later converted into a full service branch (converted in April 2017) • United Financial of North Carolina, Inc. - municipal lease company headquartered in Fletcher, North Carolina (acquired in December 2016) • TriSummit Bancorp, Inc. - six offices in East Tennessee (acquired in January 2017) • Began origination and sales of SBA loans through our new SBA line of business (September 2017) • De novo branch in Cary, North Carolina (opened in March 2018) • Began equipment finance line of business (May 2018) • Began originations of HELOCs to be pooled and sold (March 2019) • De novo branch in Cornelius, North Carolina (opened in April 2022) • Quantum Capital Corp. - two offices in Atlanta, Georgia (acquired in February 2023) • Commercial LPO in Charleston, South Carolina (opened in August 2023) By expanding our geographic footprint and hiring local experienced talent, we have built a foundation focused on organic growth while maintaining "Our Commitment to the Customer Experience" that has differentiated our brand and characterized our success to date. In recent years, we have focused on our mission to establish a behavior-based culture that focuses on fundamentals that serve as a guiding light in every facet of our business. In 2022, we introduced 33 culture fundamentals that encapsulate the values we hold and solidify our unique culture. Each week, a different fundamental is emphasized and discussed throughout the Company through unique videos and at the start of each team meeting. From “#1 - do the right thing, always” to “#17 - think and act like an owner” to “#33 - keep things fun,” these fundamentals are not just how we behave and treat each other and our customers, but also how we manage the Company. Our principal business consists of attracting deposits from the general public and investing those funds, along with borrowed funds, in commercial real estate loans, construction and development loans, commercial and industrial loans, equipment finance leases, municipal leases, loans secured by first and second mortgages on one-to-four family residences including home equity loans and other consumer loans. We also originate one-to-four family loans, SBA loans and HELOCs to sell to third-parties. In addition, we invest in debt securities issued by United States Government agencies and GSEs, municipal bonds, corporate bonds and certificates of deposit insured by the FDIC. We offer a variety of deposit accounts for individuals, businesses and nonprofit organizations. Market Areas The Bank has over 30 locations across Georgia, North Carolina, South Carolina, Tennessee and Virginia, many of which are located in markets experiencing growth rates above the national average. Historically, our branches and facilities have primarily been located in small- to medium-sized communities, but in recent years we have implemented a strategy of expanding into larger, higher growth markets via business banking centers rather than retail-focused branches. We have built a strong foundation in the communities we serve and take pride in the role we play. The management team and employees of each region work to support local nonprofit and community organizations. Each location helps provide critical services to meet the financial needs of its customers and improve the quality of life for individuals and businesses in its community. Initiatives supporting our communities include affordable housing, schools and financial education and the arts. We support these initiatives through both financial and people resources in our communities. Collectively, our Bank employees volunteer thousands of hours annually in their local communities, such as helping to build homes and teaching grade school youth how to begin establishing healthy money savings habits. Our Bank employees are making a positive difference in the lives of others every day. 5

Competition We face strong competition in originating loans and in attracting deposits. Competition in originating real estate loans comes primarily from other commercial banks, savings institutions, credit unions, life insurance companies and mortgage bankers. Other commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Commercial and industrial loan competition is primarily from local and regional commercial banks. We believe that we compete effectively because we consistently deliver high-quality, personal service to our customers that results in a high level of customer satisfaction. We attract our deposits through our branch office network, supplementing this funding through brokered deposits as necessary. Competition for deposits is principally from other commercial banks, savings institutions and credit unions located in the same communities, as well as mutual funds and other alternative investments. We believe that we compete for deposits by offering superior service and a variety of deposit accounts at competitive rates. We also have a highly competitive suite of cash management services, online/mobile banking and internal support expertise specific to the needs of small to mid-sized commercial business customers. Beyond traditional financial institutions, we also face competition from financial technology companies, or fintechs. In addition, the way we create differentiation from our competition is by focusing on “HOW” we deliver our products and services. While some employees have been a part of HomeTrust Bank for decades, a significant number of employees have more recently brought their professional expertise and industry knowledge to us through internal growth and acquisitions. As a reflection of our strategic goal to make the Bank a best place to work, in 2022 the Company made a significant investment in refreshing our culture model to create organizational clarity via a targeted, robust program that focuses on employee behaviors which support our aspirational corporate values. This “culture model” helps to ensure the Bank workplace remains attentive to: • increased collaboration and productivity, • attracting and retaining the best talent, • winning more business in a "look-alike" world, and • establishing clarity when more workers are remote or hybrid. In implementing these principles, the directors, management team and employees work together as a team to meet the financial needs of our customers while supporting local nonprofit and community organizations to improve the quality of life for individuals and businesses in our communities. We support affordable housing and education initiatives to help build healthy communities through both financial assistance and employees volunteering thousands of hours annually in their local markets. We believe the opportunity to stay close to our customers gives us a unique position in the banking industry as compared to our larger competitors, and we are committed to continuing to build strong relationships with our employees, customers and communities for generations to come. Human Capital As of December 31, 2025, we employed 550 full-time employees and 24 part-time employees, for a total of 574 employees. Our employees are located primarily in our five-state geographic footprint: North Carolina (374), Tennessee (54), Georgia (52), South Carolina (41) and Virginia (41). In addition, 12 employees are located in other states across the U.S and work remotely. For almost 100 years, HomeTrust Bank has striven to be an employer of choice. We value and promote belonging in every aspect of our business and at every level within the Company. We recruit, hire and promote employees based on their individual ability and experience and in accordance with Affirmative Action and Equal Employment Opportunity laws and regulations. Our policy is that we do not discriminate on the basis of race, color, gender, national origin, religion, age, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, pregnancy, marital status, status as a protected veteran or any other status protected by federal, state or local law. Our talent acquisition practices are designed to attract top talent and foster a workplace where belonging fuels excellence. Selection teams are guided by our talent acquisition professionals in the proper recruitment and selection of candidates with a focus on competency-based hiring. We stay abreast of market trends and best practices, ensuring that we remain competitive and an attractive place to work. An employee referral program serves to reward current employees for identifying top candidates who choose to apply and accept employment with us. Our business strategy relies heavily on relationships with both internal and external stakeholders. At new employee orientation, newly hired employees are educated on the history of the Company, our vision and our 33 culture fundamentals which outline how we work with our customers, partners and each other. We require all leaders to provide regular performance feedback and encourage collaboration across the Company through open dialogue and focused execution while seeking diverse perspectives. We believe that a sense of belonging is essential to providing a work environment where everyone can perform their very best. We are committed to fostering an environment that encourages diverse viewpoints, backgrounds and experiences. Valuing our people, our greatest asset, means that good health, safety and well-being practices, both at home and at work, are woven into the fabric of our culture. We offer a comprehensive benefits package to our employees and have designed our benefits and compensation programs to attract, retain, motivate and reward employees. In addition to traditional health benefits, we offer a confidential employee assistance program for employees and for those living in their households which provides tools, resources and counseling at no charge to them. We also provide a physical wellness program, which delivers products, services and tools to help employees maintain a healthy life. We provide access to financial wellness counseling services and promote the health and wellness of our employees by strongly encouraging work- life balance and a healthy lifestyle. The Company's competitive paid time off program gives our employees a chance to step back from their professional commitments, which employees may use for vacation, personal use and illness. To foster inclusivity and support our employees through various life events, we offer a 100% paid parental leave benefit to all eligible employees, regardless of gender, for the birth, adoption or fostering of a new child. In addition, we offer company-paid short-term disability coverage to provide 100% wage replacement for eight weeks for employees with at least one year of service if they experience a qualifying medical event. Supporting our employees through personal hardships is of the utmost importance which is why we founded the HTB Employee Relief Fund, launched with a significant initial donation by the Bank, and continuously funded through employee donations and a generous match by the Company each year. The HTB Employee Relief Fund provides financial grants to support employees in times of crisis, disaster or hardship. 6

We believe a strong corporate culture and employee engagement is crucial to the success of the Company. In 2025, we conducted a comprehensive employee engagement survey, with a high-level of employee participation. Year-over-year we have continued to improve our employee engagement results. Results are utilized to gain perspective on what we do well and identify opportunities for improvement. In addition, HomeTrust continues deepening the understanding of our 33 culture fundamentals which we introduced in 2022. Our fundamentals are a behavior-based set of expectations, intended to support the Company's core values and increase overall employee engagement. As employees exit the organization, we seek their candid feedback through confidential interviews and surveys to improve our processes, practices and overall work environment. HomeTrust is committed to sustaining a high-performing regional community bank and we believe the best way to achieve that goal is to become a regionally and nationally recognized best place to work. In 2025, the Company was named one of Bank Director’s “Best U.S. Banks,” one of Forbes’ “America’s Best Banks,” one of S&P Global’s “Top 50 Community Banks,” and named to the 2025 KBW Honor Roll. In addition, the Company has been recognized as one of American Banker’s “Best Banks to Work For,” received a “Most Loved Workplace” certification by Best Practices Institute, named as one of Best Companies Group’s “America’s Best Workplaces,” and a "Best Place to Work" in Georgia, North Carolina, South Carolina, Tennessee and Virginia. These recognitions are a testament to the collective achievements of our teams and our ongoing commitment to enhancing the employee experience. HomeTrust continues to make significant investments in the culture of our workplace, expansion of inclusive benefits, increased employee communication, training and education opportunities. Collectively, these initiatives are designed to have a teammate first work environment to boost employee morale, engagement and job satisfaction. We are committed to serving and strengthening the communities in which we live, work and play and believe this commitment fosters strong and rewarding relationships with our clients and community partners. Community Service Leave ("CSL") is awarded annually to employees to foster volunteerism with charitable organizations of their choice throughout the year. All employees are eligible for CSL and may use it throughout the calendar year to participate in eligible community service activities. The Bank also annually sponsors two week-long events called the "Heart of HTB" where employees come together to volunteer at non-profit organizations which serve our communities. In addition, we support our communities through a variety of sponsorships and financial contributions to non-profit agencies across our footprint, and provide employees with the opportunity to contribute to those organizations through voluntary payroll deductions. We sponsor an annual workplace campaign designed to promote volunteerism and monetary contributions by employees to community agencies they choose to support. Lending Policy and Procedures Loan credit authority is granted by position rather than on an individual officer-by-officer basis. These loan authorities are reviewed and approved, at least annually, by the Credit Risk Committee, which is made up of the Chief Executive Officer, Chief Credit Officer, Chief Risk Officer, the Commercial Banking Group Executive, the Consumer Banking Executive and the Director of Commercial Credit. The Senior and Executive Loan Committee approval authority levels must be approved by the Board of Directors. Commercial loan relationships in excess of $7.5 million in total credit exposure must be approved by our Senior Loan Committee, which is comprised of the Director of Commercial Credit (Chief Credit Officer or Senior Credit Officer may substitute) and the Commercial Banking Group Executive (Chief Executive Officer may substitute). Any loan submitted for Senior Loan Committee approval should have the prior approval of the Relationship Manager, the Market President (Commercial Banking Group Executive may substitute) and their assigned Senior Credit Officer. Loan relationships in excess of $20.0 million in total credit exposure must be approved by the Executive Loan Committee comprised of the Chief Executive Officer, Commercial Banking Group Executive, Chief Credit Officer, the Director of Commercial Credit and the Senior Credit Officers not involved with the credit. A quorum consists of at least three members, one of whom must be either the Chief Credit Officer or the Director of Commercial Credit. A 70% vote is required for approval. The Executive Loan Committee may approve one transaction that will temporarily increase a borrower’s total credit exposure by more than 10% over 60% of the Bank’s legal lending limit; otherwise, total credit exposure in a single loan or group of loans to related borrowers exceeding 60% of the Bank’s legal lending limit (approximately $54.2 million as of December 31, 2025) must be approved by the Bank's Board of Directors. The Bank currently has one relationship in excess of this limit. Investment Policy and Procedures The Bank invests in various securities based on investment policies that have been approved by our Board of Directors and adhere to bank regulations. These securities include: United States Treasury obligations, securities of various federal agencies, including mortgage-backed securities, callable agency securities, certain certificates of deposit of insured banks and savings institutions, municipal bonds, investment grade corporate bonds and federal funds. See “How We Are Regulated” below for a discussion of additional restrictions on our investment activities. Our Chief Financial Officer is responsible for the management of our investment portfolio, subject to the direction and guidance of the Asset/ Liability Committee of the Board of Directors. He considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds via deposit withdrawals and loan originations and purchases. The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to optimize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Specific to our investment portfolio, we do not currently participate in hedging programs, stand-alone contracts for interest rate caps, floors or swaps or other activities involving the use of off-balance sheet derivative financial instruments and have no present intention to do so. Further, we do not invest in securities which are not rated investment grade. 7

HOW WE ARE REGULATED General. HomeTrust Bancshares, Inc. is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve. HomeTrust Bancshares, Inc. is also subject to the rules and regulations of the SEC under the federal securities laws. The Bank is subject to examination and regulation primarily by the NCCOB and the Federal Reserve as its primary federal regulator. This system of regulation and supervision establishes a comprehensive framework of activities in which the Bank may engage and is intended primarily for the protection of depositors and the FDIC deposit insurance fund. The Bank is periodically examined by the NCCOB and the Federal Reserve to ensure that it satisfies applicable standards with respect to its capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. The NCCOB and the Federal Reserve also regulate the branching authority of the Bank. The Bank’s relationship with its depositors and borrowers is regulated by federal consumer protection laws. The CFPB issues regulations under those laws, but as an institution with assets of less than $10 billion, the Bank is generally subject to supervision and enforcement by the Federal Reserve with respect to compliance with federal consumer financial protection laws and CFPB regulations. The Bank’s relationship with its depositors and borrowers is also regulated by state laws with respect to certain matters, including the enforceability of loan documents. The following is a brief description of certain laws and regulations applicable to HomeTrust Bancshares, Inc. and the Bank. Descriptions of laws and regulations here and elsewhere in this report do not purport to be complete and are qualified in their entirety by reference to the actual laws and regulations. Legislation is introduced from time to time in the United States Congress, the North Carolina legislature and the legislatures of other states that may affect the operations of HomeTrust Bancshares and the Bank. In addition, the regulations that govern us may be amended from time to time. Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition. Financial Regulatory Reform. The Dodd-Frank Act, which was enacted in July 2010, imposed various restrictions and an expanded framework of regulatory oversight for financial entities, including depository institutions and their holding companies. In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Regulatory Relief Act”), was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Regulatory Relief Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for depository institutions, such as the Bank, with assets of less than $10 billion and for those with assets of more than $50 billion. The Regulatory Relief Act, among other matters, expands the definition of qualified mortgages that may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single CBLR. In September 2019, the regulatory agencies, including the NCCOB and FRB, adopted a final rule, effective January 1, 2020, creating the CBLR for institutions with total consolidated assets of less than $10 billion and that meet other qualifying criteria. The CBLR provides for a simple measure of capital adequacy for qualifying institutions. Qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies' capital rules, and to have met the capital requirements for the well capitalized category under the agencies' prompt corrective action framework. On November 25, 2025, the Federal banking agencies, including the Federal Reserve, proposed a lower CBLR requirement of 8%. Community banks that fail to meet the qualifying criteria after opting into the CBLR framework would have four reporting periods to meet the qualifying criteria again provided they maintain a leverage ratio above 7% and have not used the grace period for more than eight of the prior 20 quarters. The agencies also proposed removing the provisions under the CBLR framework that provided temporary relief for qualifying community banks during the COVID-19 outbreak. The Bank has not currently elected to adopt the CBLR framework, but may consider that election in the future. On March 30, 2023, the CFPB issued a final rule amending Regulation B to implement changes to the Equal Credit Opportunity Act made by Section 1071 of the Dodd-Frank Act. Under this rule, covered financial institutions are required to collect and report to the CFPB data on credit applications for small businesses, including those that are owned by women or minorities. Congress enacted Section 1071 for the purpose of facilitating enforcement of fair lending laws and enabling communities, governmental entities and creditors to identify business and community development needs and opportunities for women-owned, minority-owned and small businesses. Regulation of HomeTrust Bank The Bank is subject to regulation and oversight by the NCCOB and the Federal Reserve extending to all aspects of its operations, including but not limited to requirements concerning an ACL, lending and mortgage operations, interest rates received on loans and paid on deposits, the payment of dividends to the Company, loans to officers and directors, mergers and acquisitions, capital and the opening and closing of branches. See "Capital Requirements for HomeTrust Bank" and "Limitations on Dividends" for additional details. As a state-chartered institution, the Bank is subject to periodic examinations by the NCCOB and the Federal Reserve. During these examinations, the examiners assess compliance with state and federal banking regulations and safety and soundness standards on matters such as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and employee compensation and benefits. Any institution that fails to comply with these standards must submit a compliance plan. The Bank is subject to a statutory lending limit on aggregate loans to one person or a group of persons combined because of certain relationships and common interests. That limit is generally equal to 15% of unimpaired capital and surplus, which was $90.3 million as of December 31, 2025. The limit is increased to 25% for loans fully secured by readily marketable collateral. The Bank has no lending relationships in excess of its lending limit. The NCCOB and the Federal Reserve have enforcement responsibility over the Bank and the authority to bring actions against the Bank and certain institution-affiliated parties, including officers, directors and employees, for violations of laws or regulations and for engaging in unsafe and unsound practices. Formal enforcement actions include the issuance of a capital directive or cease and desist order, civil money penalties, removal of officers and/or directors and receivership or conservatorship of the institution. 8

Insurance of Accounts and Regulation by the FDIC. The deposit insurance fund of the FDIC insures deposit accounts in HomeTrust Bank up to $250,000 per separately insured deposit ownership right or category. Under the FDIC’s risk-based assessment system, insured institutions are assessed based on supervisory ratings and in general, stronger institutions pay lower rates while riskier institutions pay higher rates. Currently, assessment rates (inclusive of certain possible adjustments) for an institution with total assets of less than $10.0 billion range from 2.5 to 32.0 basis points of each institution’s total average consolidated assets less average tangible equity (subject to upward adjustment for certain debt). The FDIC has the authority to increase insurance assessments. Significant increases in the assessment rates for deposit insurance would adversely affect the Company's results of operations. Management cannot predict what assessment rates will be in the future. Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance. Transactions with Related Parties. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates, including their bank holding companies. Transactions between the Bank and its affiliates are required to be on terms as favorable to the Bank as transactions with non-affiliates. Certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the Bank's capital, and loans to affiliates require eligible collateral in specified amounts. HomeTrust Bancshares, Inc. is an affiliate of the Bank. Federal law generally prohibits loans by HomeTrust Bancshares to its executive officers and directors, but there is an exception for loans made by HomeTrust Bank to its executive officers and directors in compliance with federal banking laws. However, HomeTrust Bank’s authority to extend credit to its executive officers, directors and 10% stockholders (“insiders”), as well as entities those insiders control, is limited. The individual and aggregate amounts of loans that HomeTrust Bank may make to insiders are based, in part, on HomeTrust Bank’s capital level and require that certain Board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved. Capital Requirements for HomeTrust Bank. The Bank is required to maintain specified levels of regulatory capital under federal banking regulations. The capital adequacy requirements are quantitative measures established by regulation that require the Bank to maintain minimum amounts and ratios of capital. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under the capital regulations, the minimum required capital ratios for the Company and the Bank are (i) a CETI capital ratio of 4.50%; (ii) a Tier 1 capital ratio of 6.00%; (iii) a total capital ratio of 8.00%; and (iv) a leverage ratio (the ratio of Tier 1 capital to average total consolidated assets) of 4.00%. CET1 generally consists of common stock and retained earnings. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock. Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the ACL up to 1.25% of assets. Total capital is the sum of Tier 1 and Tier 2 capital. The CET1 capital ratio, the Tier 1 capital ratio and the total capital ratio are sometimes referred to as the risk-based capital ratios and are determined based on risk- weightings of assets and certain off-balance sheet items that range from 0% to 1,250%. Mortgage servicing and deferred tax assets over designated percentages of CET1 are deducted from capital. Because of our asset size, we were eligible to elect, and have elected, to permanently opt-out of the inclusion of unrealized gains and losses on available for sale debt and equity securities in our capital calculations. In addition to the risk-based capital ratios, the Bank must maintain a capital conservation buffer consisting of additional CET1 capital greater than 2.50% of risk-weighted assets above the minimum levels for such ratios in order to avoid limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. To meet the minimum capital ratios and the capital conservation buffer requirements, the capital ratios applicable to the Company and the Bank are (i) a CETI capital ratio greater than 7.00%; (ii) a Tier 1 capital ratio greater than 8.50%; (iii) a total capital ratio greater than 10.50%; and (iv) a Tier 1 leverage ratio greater than 4.00%. As of December 31, 2025, the Bank's risk-based capital exceeded the required capital conservation buffer. To be considered “well capitalized,” a depository institution must have a Tier 1 capital ratio of at least 8.00%, a total capital ratio of at least 10.00%, a CET1 capital ratio of at least 6.50% and a leverage ratio of at least 5.00% and not be subject to an individualized order, directive or agreement under which its primary federal banking regulator requires it to maintain a specific capital level. Institutions that are not well capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits. Under certain circumstances, regulators are required to take certain actions against banks that fail to meet the minimum required capital ratios. Any such institution must submit a capital restoration plan and, until such plan is approved, may not increase its assets, acquire another depository institution, establish a branch or engage in any new activities, or make capital distributions. As of December 31, 2025, HomeTrust Bank met the requirements to be “well capitalized” and met the capital conservation buffer requirement. For additional information regarding the Bank’s required and actual capital levels at December 31, 2025, see “Note 18 – Regulatory Capital Matters” of the Notes to Consolidated Financial Statements included in Item 8 in this report. Federal Home Loan Bank System. HomeTrust Bank is a member of the FHLB of Atlanta, which is one of the 11 regional banks in the FHLB System that administer the home financing credit function of financial institutions. The FHLBs are subject to oversight by the Federal Housing Finance Agency and each FHLB serves as a reserve or central bank for its members within its assigned region. The FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System and make loans or advances to members in accordance with policies and procedures established by the Board of Directors of the FHLB. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing. At December 31, 2025, the Bank held $3.4 million in FHLB stock which complied with the holding requirements. 9

The FHLBs continue to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of the Bank’s FHLB stock may result in a decrease in net income and possibly capital. Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flows from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank’s commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the Federal Reserve and other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk: • Total reported loans for construction, land development and other land represent 100% or more of the bank’s total regulatory capital; or • Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank’s total regulatory capital and the outstanding balance of the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. The guidance provides that the strength of an institution’s lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy. As of December 31, 2025, HomeTrust Bank’s aggregate recorded loan balances for construction, land development and land loans were 53.7% of regulatory capital. In addition, at December 31, 2025, HomeTrust Bank’s commercial real estate loans, as defined by the guidance, were 209.9% of regulatory capital. See "Risk Factors – The level of our commercial real estate portfolio may subject us to additional regulatory scrutiny." Community Reinvestment and Consumer Protection Laws. In connection with its deposit-taking, lending and other activities, the Bank is subject to federal laws designed to protect consumers and promote lending for various purposes. The CFPB issues regulations and standards under these federal consumer protection laws, which include the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act and others. The CFPB has promulgated a number of proposed and final regulations under these laws that affect our consumer businesses. Among these regulatory initiatives are final regulations setting “ability to repay” and “qualified mortgage” standards for residential mortgage loans and establishing new mortgage loan servicing and loan originator compensation standards. In addition, customer privacy regulations limit the ability of the Bank to disclose nonpublic consumer information to non-affiliated third-parties. These regulations require disclosure of privacy policies and allow consumers to prevent certain personal information from being shared with non-affiliated parties. The Community Reinvestment Act of 1977 (“CRA”) requires the appropriate federal bank regulatory agency to assess a bank’s performance under the CRA in meeting the credit needs of the community serviced by the bank, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the bank’s CRA record is made available to the public. Further, a bank’s CRA performance must be considered in connection with an application by the bank to, among other things, establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. An unsatisfactory rating may be the basis for denial of certain applications. The Bank received a “satisfactory” rating during its most recent CRA examination. BSA / Anti-Money Laundering Laws. The Bank is subject to the BSA and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001. These laws and regulations require the Bank to implement policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of its customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing mergers and acquisitions. The Anti-Money Laundering Act of 2020, which amended the BSA, is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. Privacy Laws and Cyber Security. Federal law places limitations on financial institutions like the Bank regarding the sharing of consumer financial information with unaffiliated third-parties. Specifically, these provisions require all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third-parties. The Bank currently has a privacy protection policy in place and believes such policy is in compliance with the regulations. In addition, the federal banking agencies adopted a final rule providing for notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the rule requires a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a “computer-security incident” rising to the level of a “notification incident” has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization’s customers for four or more hours. Non-compliance with federal or similar state privacy and cybersecurity laws and regulations could lead to substantial regulatory imposed fines and penalties, damages from private causes of action and/or reputational harm. 10

In addition, the Securities and Exchange Commission requires registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy and governance. The rules require registrants to disclose on Item 1.05 of Form 8-K any cybersecurity incident they determine to be material and to describe the material aspects of the incident's nature, scope and timing, as well as its material impact or reasonably likely material impact on the registrant. An Item 1.05 Form 8-K will generally be due four business days after a registrant determines that a cybersecurity incident is material. See "Item 1C. Cybersecurity Risk Management, Strategy and Governance” for annual disclosures. Environmental Issues Associated with Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on all prior and present “owners and operators” of sites containing hazardous waste. However, Congress acted to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including the Bank, that have made loans secured by properties with potential hazardous waste contamination could be subject to liability for cleanup costs, which could substantially exceed the value of the collateral property. Limitations on Dividends. NCCOB and Federal Reserve regulations impose various restrictions on the ability of the Bank to pay dividends. The Bank generally may pay dividends during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, without the approval of the Federal Reserve. If the Bank proposes to pay a dividend that will exceed this limitation, it must obtain the Federal Reserve's prior approval. The Federal Reserve may object to a proposed dividend based on safety and soundness concerns. No insured depository institution may pay a dividend if, after paying the dividend, the institution would be undercapitalized. In addition, as noted above, if the Bank does not have the required capital conservation buffer, its ability to pay dividends to HomeTrust Bancshares, Inc. will be limited. Holding Company Regulation As a bank holding company under the BHCA, HomeTrust Bancshares, Inc. is subject to regulation, supervision and examination by the Federal Reserve. The Federal Reserve has enforcement authority with respect to HomeTrust Bancshares, Inc. similar to its enforcement authority over the Bank. We are required to file quarterly reports with the Federal Reserve and provide additional information as the Federal Reserve may require. The Federal Reserve may examine us, and any of our subsidiaries, and charge us for the cost of the examination. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a bank holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. HomeTrust Bancshares, Inc. is also required to file certain reports with, and otherwise comply with the rules and regulations of, the SEC. The Bank Holding Company Act. Under the BHCA, we are supervised by the Federal Reserve. The Federal Reserve has a policy that requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Dodd-Frank Act and earlier Federal Reserve policy provide that a bank holding company should serve as a source of strength to its subsidiary banks by having the ability to provide financial assistance to its subsidiary banks during periods of financial distress to the banks. A bank holding company's failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both. No regulations have yet been proposed by the Federal Reserve to implement the source of strength doctrine required by the Dodd-Frank Act. HomeTrust Bancshares, Inc. and any subsidiaries that it may control are considered “affiliates” within the meaning of the Federal Reserve Act, and transactions between HomeTrust Bancshares, Inc. and its affiliates are subject to numerous restrictions. With some exceptions, HomeTrust Bancshares, Inc. and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by HomeTrust Bancshares, Inc. or by its affiliates. Permissible Activities. The business activities of HomeTrust Bancshares, Inc. are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the BHCA, those permitted for a financial holding company under Section 4(f) of the BHCA, and certain additional activities authorized by regulation. The BHCA generally prohibits a financial holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company. A bank holding company must obtain Federal Reserve approval before acquiring directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares). Capital Requirements for HomeTrust Bancshares. As a bank holding company, HomeTrust Bancshares, Inc. is subject to the minimum regulatory capital requirements established by Federal Reserve regulation, which generally are the same as the capital requirements for the Bank. These capital requirements include provisions that might impact the ability of the Company to pay dividends to stockholders or repurchase shares. For a description of the capital regulations, see "Regulation of HomeTrust Bank – Capital Requirements for HomeTrust Bank" and “Note 18 – Regulatory Capital Matters” of the Notes to Consolidated Financial Statements included in Item 8 in this report. At December 31, 2025, HomeTrust Bancshares, Inc. exceeded its minimum regulatory capital requirements under Federal Reserve regulations. Federal Securities Law. The common stock of HomeTrust Bancshares, Inc. is registered with the SEC under the Exchange Act. HomeTrust Bancshares, Inc. is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act. The SEC has adopted regulations and policies under the Exchange Act that seek to increase corporate responsibility, provide enhanced penalties for accounting and auditing improprieties and protect investors by improving the accuracy and reliability of corporate disclosures in SEC filings. These regulations and policies include very specific additional disclosure requirements and mandate corporate governance practices. Dividends. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses its view that although there are no specific regulations restricting dividend payments by bank holding companies other than state corporate 11 laws, a bank holding company must maintain an adequate capital position and generally should not pay cash dividends unless the company's net income for the past year is sufficient to fully fund the cash dividends and that the prospective rate of earnings appears consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve policy statement also indicates that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. As described above under "Regulation of HomeTrust Bank – Capital Requirements for HomeTrust Bank," the capital conservation buffer requirement can also restrict the ability of HomeTrust Bancshares, Inc. and the Bank to pay dividends. Stock Repurchases. A bank holding company, except for certain “well-capitalized” and highly rated bank holding companies, is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve. The Company repurchased 334,413 shares during the year ended December 31, 2025. Legislative and Regulatory Proposals. Any changes in the extensive regulatory scheme to which HomeTrust Bancshares, Inc. and the Bank are subject, whether by any of the federal banking agencies or Congress, the North Carolina legislature or NCCOB, or the legislatures or regulatory agencies of other states, could have a material effect on us, and we cannot predict what, if any, future actions may be taken by legislative or regulatory authorities or what impact such actions may have on us. Federal Taxation General. HomeTrust Bancshares Inc. and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to HomeTrust Bancshares and HomeTrust Bank. See “Note 12 – Income Taxes" in the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information. Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31st for filing its federal income tax return (updated from June 30th consistent with the Company's change in fiscal year end). Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. In 2009, IRC 172 (b) (1) was amended to allow businesses to carry back losses incurred in 2008 and 2009 for up to five years to offset 50% of the available income from the fifth year and 100% of the available income for the other four years. At December 31, 2025, we had $6.4 million of net operating loss carryforwards for federal income tax purposes. Corporate Dividends-Received Deduction. HomeTrust Bancshares, Inc. files a consolidated return with the Bank. As a result, any dividends HomeTrust Bancshares, Inc. receives from the Bank will not be included as income to HomeTrust Bancshares, Inc. The corporate dividends- received deduction is 100%, or 65% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payer of the dividend. State Taxation Georgia. The state of Georgia requires banks to file a bank tax return. As a multi-state bank, we pay taxes on the portion of revenue generated within the state. In 2025 and 2024 the tax rate was 5.75%. North Carolina. The state of North Carolina requires all corporations chartered or doing business in the state to pay a corporate tax. In 2025 and 2024 the tax rate was 2.25% and 2.5%, respectively. If a corporation in North Carolina does business in North Carolina and in one or more other states, North Carolina taxes a fraction of the corporation’s income based on the amount of sales, payroll and property it maintains within North Carolina. North Carolina franchise tax is levied on business corporations at the rate of $1.50 per $1,000 of the largest of the following three alternate bases: (i) the amount of the corporation’s capital stock, surplus and undivided profits apportionable to the state; (ii) 55% of the appraised value of the corporation’s property in the state subject to local taxation; or (iii) the book value of the corporation’s real and tangible personal property in the state less any outstanding debt that was created to acquire or improve real property in the state. Any cash dividends, in excess of a certain exempt amount, that would be paid with respect to HomeTrust Bancshares common stock to a stockholder (including a partnership and certain other entities) who is a resident of North Carolina will be subject to the North Carolina income tax. Any distribution by a corporation from earnings according to percentage ownership is considered a dividend, and the definition of a dividend for North Carolina income tax purposes may not be the same as the definition of a dividend for federal income tax purposes. A corporate distribution may be treated as a dividend for North Carolina income tax purposes if it is paid from funds that exceed the corporation’s earned surplus and profits under certain circumstances. South Carolina. The state of South Carolina requires banks to file a bank tax return. As a multi-state bank, we pay taxes on the portion of revenue generated within the state. In 2025 and 2024 the tax rate was 4.5%. Tennessee. The state of Tennessee requires banks to file a franchise and excise tax form for financial institutions. The franchise tax is based on the portion of revenue generated in the state, the net worth of the Bank and the applicable franchise tax, which was $0.25 per $100 in 2025 and 2024. The excise tax is based on the taxable income (as defined by the state), the portion of revenue generated in the state and the applicable excise tax, which was 6.5% in 2025 and 2024. Virginia. The state of Virginia requires banks to file a bank franchise tax. The tax is based on the portion of capital deployed within the state and county level (as defined by the state) and was taxed at $1 per $100 of taxable value in 2025 and 2024. 12

The Company is subject to taxation via nexus in several other states where we do not have physical locations. The amount paid to these states is immaterial to the financial statements. If the percentage of Company revenues were to increase in these states, our state income tax provision would have an increased effect on our effective tax rate and results of operations. Available Information The Company’s internet address is www.htb.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. Other than an investor’s own Internet access charges, we make available free of charge through our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we have electronically filed such material with, or furnished such material to, the SEC. Item 1A. Risk Factors An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment. Risks Related to Macroeconomic Conditions Adverse economic conditions in the market areas we serve could adversely impact our earnings and could increase the credit risk associated with our loan portfolio. Our primary market areas are concentrated in North Carolina (the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/ Cary), South Carolina (Greenville and Charleston), East Tennessee (Kingsport/Johnson City and Morristown), Southwest Virginia (the Roanoke Valley) and Georgia (Greater Atlanta). Adverse economic conditions in our market areas can reduce our rate of growth, affect our customers’ ability to repay loans and adversely impact our financial condition and earnings. General economic conditions, including inflation, unemployment and money supply fluctuations, also may adversely affect our profitability. A deterioration in economic conditions, particularly within our primary market areas, could result in the following consequences, among others, any of which could materially hurt our business: • loan delinquencies, problem assets and foreclosures may increase; • we may need to increase our ACL; • the slowing of sales and/or the reduction in value of foreclosed assets; • demand for our products and services may decline, possibly resulting in a decrease in our total loans or assets; • collateral for loans may decline further in value, exposing us to increased risk of loss on existing loans and reducing customers’ borrowing power; • the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; and • the amount of our deposits may decrease and our deposit mix may be adversely affected. At December 31, 2025, the most significant portion of our loans located outside of our primary market areas were equipment finance loans, SBA loans and purchased HELOCs. As a result, our financial condition and results of operations are subject to general and regional economic conditions and the real estate conditions prevailing in the markets in which the underlying properties securing these loans are located, as well as the conditions in our primary market areas. If economic conditions or the real estate markets decline in the areas where the properties securing these loans are located, we may suffer decreased net income or losses associated with higher default rates and decreased collateral values on our existing portfolio. Further, because they are outside of our primary market areas, these loans can be more difficult to monitor than other loans. A decline in economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Many of the loans in our portfolio are secured by real estate. Deterioration in the real estate markets where collateral for a mortgage loan is located could negatively affect the borrower’s ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various other factors, including changes in governmental rules or policies and natural disasters. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values, our financial condition and profitability could be adversely affected. A continued weak economic recovery or recessionary conditions could increase our level of nonperforming assets, lower real estate values and reduce demand for loans, which would result in increased loan losses and lower earnings. Recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and higher unemployment levels may result in higher than expected loan delinquencies and a decline in demand for our products and services. These negative events may cause us to incur reduced earnings or even losses, and may adversely affect our capital, liquidity and financial condition. Inflationary pressures and rising prices may adversely affect our results of operations and financial condition. Inflation rose sharply starting at the end of 2021 to levels not seen in more than 40 years. This rise continued through the first half of 2024. From September through the end of 2024, the Federal Open Market Committee (“FOMC”) of the Federal Reserve reduced the targeted federal funds rate three times to a range of 4.25% to 4.50%, and further reduced the rate in September, October and December 2025 to a range of 3.50% to 3.75%; however, despite these actions, general market rates of interest remain elevated. Small- and medium-sized businesses may be impacted more during periods of high inflation, as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to the Company to increase, which could adversely affect our results of operations and financial condition. 13

Severe weather and other natural disasters, acts of war or terrorism, new public health issues or other adverse external events could harm our business. Severe weather and other natural disasters, acts of war or terrorism, public health issues or other adverse external events could have a significant impact on our ability to conduct business. Such events could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling the flow of business, as well as through the destruction of our facilities and our operational, financial and management information systems. There is no assurance that our business continuity and disaster recovery program can adequately mitigate these risks. Such events could also affect the stability of our deposit base, cause significant property damage, adversely affect our employees, adversely impact the values of collateral securing our loans and/or interfere with our borrowers’ abilities to repay their debt obligations to us. Risks Related to Lending Activities Our business may be adversely affected by credit risk associated with residential property. At December 31, 2025, $633.5 million, or 17.7% of our total loan portfolio, was secured by liens on one-to-four family residential loans. These types of loans are generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values resulting from a downturn in the housing markets in which we operate may reduce the value of the real estate collateral securing these types of loans and increase our risk of loss if borrowers default on their loans. Recessionary conditions or declines in the volume of real estate sales and/or sales prices coupled with elevated unemployment rates may result in higher than expected loan delinquencies or problem assets, and a decline in demand for our products and services. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations. A majority of our residential loans are “non-conforming” because they are adjustable rate mortgages that contain interest rate floors or do not satisfy credit or other requirements due to personal and financial reasons (e.g., divorce, bankruptcy, length of time employed, etc.), conforming loan limits (i.e., jumbo mortgages), and other requirements imposed by secondary market purchasers. Some of the borrowers on these loans have higher debt-to-income ratios, or the loans are secured by unique properties in rural markets for which there are no sales of comparable properties to support the value according to secondary market requirements. We may require additional collateral or lower loan- to-value ratios to reduce the risk of these loans. We believe that these loans satisfy a need in our local market areas. As a result, subject to market conditions, we intend to continue to originate these types of loans. High loan-to-value ratios on a portion of our residential mortgage loan portfolio expose us to greater risk of loss. Many of our one-to-four family loans and home equity lines of credit are secured by liens on mortgage properties that were originated at a higher loan-to-value or which now have a higher loan-to-value due to a decline in property value. Residential loans with high combined loan- to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. Further, a majority of our home equity lines of credit consist of second mortgage loans. For those home equity lines secured by a second mortgage, it is unlikely that we will be successful in recovering all or a portion of our loan proceeds in the event of default unless we are prepared to repay the first mortgage loan and such repayment and the costs associated with a foreclosure are justified by the value of the property. For these reasons, we may experience higher rates of delinquency, default and loss. Our non-owner occupied residential real estate loans may expose us to increased credit risk. At December 31, 2025, $142.6 million, or 22.5% of our one-to-four family loans and 4.0% of our total loan portfolio, consisted of loans secured by non-owner occupied residential properties. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depends primarily on the tenant’s continuing ability to pay rent to the property owner who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties. Furthermore, some of our non-owner occupied residential loan borrowers have more than one loan outstanding with the Bank, which may expose us to a greater risk of loss compared to an adverse development with respect to an owner occupied residential mortgage loan. Our construction and land development loans have a higher risk of loss than residential or commercial real estate loans. At December 31, 2025, construction and land development loans in our residential real estate loan portfolio were $45.6 million, or 1.3% of our total loan portfolio, and consisted primarily of construction to permanent loans to homeowners building a residence or developing lots in residential subdivisions intending to construct a residence within one year. Construction and land development loans in our commercial real estate loan portfolio at December 31, 2025, totaled $277.0 million, or 7.7% of our total loan portfolio, and consisted of loans to contractors and builders primarily to finance the construction of single and multifamily homes, subdivisions, as well as commercial properties. We originate these loans whether or not the collateral property underlying the loan is under contract for sale. Construction and land development lending involves additional risks when compared with permanent residential or commercial real estate lending because funds are advanced based on an estimate of costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the completed project loan-to- value ratio. Changes in demand for new housing or commercial buildings and higher than anticipated building costs may cause the actual results of this type of lending to vary significantly from those estimated. This type of lending also typically involves higher loan principal amounts and is often concentrated with loans to a small number of builders. For these reasons, a downturn in the housing or real estate market could increase loan delinquencies, defaults and foreclosures and significantly impair the value of the collateral underlying our construction and land development loans and our ability to sell the collateral upon foreclosure. Some of the builders we deal with have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. 14

In addition, during the term of some of our construction and land development loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, these loans often involve the disbursement of funds with repayment substantially dependent on the ultimate success of the project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. In addition, increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchaser's borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold, which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction and assume the market risk of selling the project at a future market price, which may or may not enable us to fully recover unpaid loan funds and associated construction and liquidation costs. Furthermore, in the case of speculative construction loans, there is the added risk associated with identifying an end-purchaser or tenant for the finished project. At December 31, 2025, $161.0 million of our construction and land development loans were for speculative construction and none were classified as nonaccruing. Loans on land under development or held for future construction as well as lot loans made to individuals for the future construction of a residence pose additional risk because the time period from financing to completion of a development project is significantly longer than for a traditional construction loan. This makes them more susceptible to declines in real estate values, declines in overall economic conditions, which may delay the development of the land, changes in the political landscape that could affect the permitted and intended use of the land being financed, and the potential illiquid nature of the collateral. In addition, during this long period of time from financing to completion, the collateral often does not generate any cash flow to support debt service. Our non-owner occupied and owner occupied commercial real estate loans involve higher principal amounts than other loans and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. While commercial real estate lending is potentially more profitable than single-family residential lending, it is generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation and financial statement analysis in these types of loans require a more detailed analysis at the time of loan underwriting and on an ongoing basis. At December 31, 2025, commercial real estate loans were $1.8 billion, or 49.8% of our total loan portfolio, including multifamily loans totaling $110.9 million or 3.1% of our total loan portfolio. These loans typically involve higher principal amounts than other types of loans and some of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential mortgage loan. Repayment of these loans is dependent upon income being generated from the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. Commercial real estate loans also expose a lender to greater credit risk than loans secured by one-to-four family residential real estate because commercial real estate typically cannot be sold as easily as residential real estate. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. At December 31, 2025, commercial real estate loans that were nonperforming totaled $17.4 million, or 39.8% of our total nonperforming loans. A secondary market for many types of commercial real estate loans is not readily available, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans. As a result of these characteristics, if we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for one-to-four family residential loans because there are fewer potential purchasers of the collateral. Additionally, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with our residential and consumer loan portfolios. The level of our non-owner occupied commercial real estate loan portfolio may subject us to additional regulatory scrutiny. The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm/non-residential properties, loans for construction, land development and other land and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Our total loans for multifamily, non-farm/non-residential, construction, land development and other land represented 209.9% of total risk-based capital at December 31, 2025. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or out of an abundance of caution). The purpose of the guidance is to assist banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including Board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While not exceeding the 300% of capital threshold, we have implemented policies and procedures with respect to our commercial real estate loan portfolio that we believe are consistent with this guidance. Bank regulators could, however, require us to implement additional policies and procedures pursuant to their interpretation of the guidance that may result in additional costs to us. Our equipment finance and auto finance lending increases our exposure to lending risks. At December 31, 2025, $311.4 million and $38.3 million, or 8.7% and 1.0% of our total loan portfolio, consisted of equipment finance and indirect auto finance loans, respectively. Equipment finance and indirect auto finance loans are inherently risky as they are secured by assets that depreciate rapidly. In some cases, repossessed collateral for transportation and construction loans, and manufacturing equipment for 15 equipment finance loans may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency may not warrant further substantial collection efforts against the borrower. Equipment finance loan collections depend on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by reduced cash flows of the borrower's business within certain industries. Specific to the equipment finance portfolio, during the year ended December 31, 2023, our balances of both nonaccrual loans and net charge- offs increased significantly due to pressure in the over-the-road trucking sector, in particular loans to smaller operators. In response, we elected to cease further originations within the sector as of December 31, 2023 and have devoted additional attention towards resolving loans within the existing portfolio. As a reflection of those efforts, although net charge-offs within the portfolio remained elevated, the outstanding balance of over-the-road trucking loans has declined from $121.4 million at December 31, 2023 to $74.5 million at December 31, 2024 and $38.0 million as of December 31, 2025, respectively. Lastly, as a result of our decision to cease indirect auto finance loan originations as of March 31, 2024, the outstanding balance of the portfolio has declined from $107.0 million at December 31, 2023 to $69.1 million at December 31, 2024 and $38.3 million at December 31, 2025, respectively. The collectability of the existing portfolio of auto loans depends on the borrower’s continuing financial stability, and therefore is more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy. Repayment of our municipal leases is dependent on fire departments receiving tax revenues from counties/municipalities. At December 31, 2025, municipal leases were $166.4 million, or 4.7% of our total loan portfolio. We offer ground and equipment lease financing to fire departments located throughout North Carolina and, to a lesser extent, South Carolina and Virginia. Repayment of our municipal leases is often dependent on the tax revenues collected by the county/municipality on behalf of the fire department. Although a municipal lease does not constitute a general obligation of the county/municipality for which the county/municipality's taxing power is pledged, a municipal lease is ordinarily backed by the county/municipality's covenant to budget for, appropriate and pay the tax revenues to the fire department. However, certain municipal leases contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for that purpose on a yearly basis. In the case of a "non-appropriation" lease, our ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition or releasing of the property might prove difficult. At December 31, 2025, $30.6 million of our municipal leases contained a non-appropriation clause. Our allowance for credit losses may prove to be insufficient to absorb losses in our loan portfolio. Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms, or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things: • cash flow of the borrower and/or the project being financed; • in the case of a collateralized loan, changes and uncertainties as to the future value of the collateral; • the duration of the loan; • the character and creditworthiness of a particular borrower; and • changes in economic and industry conditions. We maintain an ACL, established through a provision for expected losses charged against income, which we believe is appropriate to provide for lifetime ECLs in our loan portfolio. The amount of this ACL is determined by our management through periodic reviews and consideration of several factors, including, but not limited to: • our reserve on loans collectively evaluated, based on peer loss experience, which management believes provides the best basis for its assessment of ECLs, and consideration of the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio; • a qualitative reserve adjustment based on factors that are relevant within the qualitative framework; and • our reserve on individually evaluated loans that no longer share similar risk characteristics, which is based on a DCF analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of "collateral dependent." Our determination of the appropriate level of the ACL inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes over time. If our estimates are incorrect, the ACL may not be sufficient to cover the expected losses in our loan portfolio, resulting in the need for increases in our ACL. Management also recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner and will increase the risk that our ACL may be insufficient to absorb losses without significant additional provisions. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of further loan charge-offs based on judgments different than those of management. If charge-offs in future periods exceed the ACL, we may need additional provisions to increase the ACL. Any increases in the ACL will result in a decrease in net income and possibly capital and may have a material adverse effect on our financial condition and results of operations. If our nonperforming assets increase, our earnings will be adversely affected. Our nonperforming assets (which consist of nonaccruing loans and repossessed assets) were $44.4 million, or 0.98% of total assets, at December 31, 2025, compared to $28.8 million, or 0.63% of total assets, at December 31, 2024, respectively. Our nonperforming assets adversely affect our net income in various ways: • we record interest income only on a cash basis for nonaccrual loans and any nonperforming debt securities, and do not record interest income for repossessed assets; • we must provide for ECLs through a current period charge to the provision for credit losses; • noninterest expense increases when we write down the value of repossessed assets to reflect changing market values or recognize credit impairment on nonperforming debt securities; 16

• there are legal fees associated with the resolution of problem assets, as well as carrying costs such as taxes, insurance and maintenance fees related to our repossessed assets; and • the resolution of nonperforming assets requires the active involvement of management, a distraction from more profitable activity. If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations. If our repossessed assets are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced. We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed upon and the property repossessed, and at certain other times during the asset’s holding period. Our net book value in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s net book value over its fair value. If our valuation process is incorrect, or if property values decline, the fair value of our repossessed assets may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs. Significant charge-offs to our repossessed assets could have a material adverse effect on our financial condition and results of operations. In addition, bank regulators periodically review our repossessed assets and may require us to recognize further charge-offs. Any increase in our write-downs may have a material adverse effect on our financial condition, liquidity and results of operations. Risks Related to Market Interest Rates Fluctuating interest rates can adversely affect our profitability. Our earnings and cash flows are largely dependent upon our net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings and other interest-bearing liabilities. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. In March 2020, in response to the COVID-19 pandemic, the FOMC of the Federal Reserve reduced the targeted federal funds rate by 150 basis points to a range of 0.00% to 0.25%. The reduction in the targeted federal funds rate resulted in a decline in overall interest rates which negatively impacted our net interest income. Starting in March 2022, the FOMC increased the targeted federal funds rate 11 separate times, raising the rate by 525 basis points to a range of 5.25% to 5.50%, before decreasing the rate three times in 2024 to a range of 4.25% to 4.50% and three additional times in 2025 to a range of 3.50% to 3.75%. If the FOMC increases the targeted federal funds rate, overall interest rates will likely rise, which may negatively impact both the housing market, by reducing refinancing activity and new home purchases, and the U.S. economy. In addition, deflationary pressures, while possibly lowering our operational costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of collateral securing loans, which could negatively affect our financial performance. We principally manage interest rate risk by managing our volume and mix of earning assets and funding liabilities. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but also (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, which could negatively impact stockholders' equity and our ability to realize gains from the sale of such assets; (iii) our ability to obtain and retain deposits in competition with other available investment alternatives; (iv) the ability of our borrowers to repay adjustable or variable rate loans; and (v) the average duration of our debt securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially affected. Changes in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations (generally, if rates increase) or by reducing our margins and profitability (generally, if rates decrease). Our net interest margin is the difference between the yield we earn on our assets and the rate we pay for deposits and our other sources of funding. Changes in interest rates, up or down, could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. When we anticipate a rising-rate environment, we work to adjust our assets to be shorter in duration than our liabilities, so that they may adjust faster in response to changes in interest rates. As a result, when interest rates decline, the yield we earn on our assets may decline faster than the rate we pay on funding, causing our net interest margin to contract until the interest rates on interest-bearing liabilities catch up. When we anticipate a declining-rate environment, we work to adjust our liabilities to be shorter in duration than our assets, so that they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yields on interest-earning assets catch up. Changes in the slope of the “yield curve,” or the spread between short-term and long-term interest rates, could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long- term rates. As our liabilities tend to be shorter in duration than our assets in periods where we anticipate a declining-rate environment, when the yield curve flattens or even inverts, we will experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. Also, interest rate decreases can lead to increased prepayments of loans and mortgage-backed securities as borrowers refinance their loans to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such repayment proceeds into lower yielding investments, which would likely hurt our income. A sustained increase in market interest rates, such as the increases experienced during 2022 and 2023, could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings. As is the case with many other financial institutions, our emphasis on increasing the development of core deposits, those deposits bearing no or a relatively low interest rate with no stated maturity date, resulted in our having a significant amount of these deposits, which have a shorter duration than our assets. At 17

December 31, 2025, we had $882.2 million in certificates of deposit that mature within one year and $2.8 billion in checking, savings and money market accounts with no stated maturity. We have incurred and may continue to incur a higher cost of funds to retain these deposits in a rising interest rate environment or one that is maintained for a significant period of time at a historically high interest rate, as well as supplementing any runoff with other types of borrowings also at a higher cost of funds. Our net interest income has been and could continue to be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans and other investments. In addition, a substantial amount of our loans have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment. Further, a significant portion of our adjustable rate loans have interest rate floors, below which the loan’s contractual interest rate may not adjust. As of December 31, 2025, our loans with interest rate floors totaled approximately $744.9 million, or 20.8% of our total loan portfolio, and had a weighted average floor rate of 5.03%, of which $155.1 million were at their floor rate. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, although this result is subject to the risks that borrowers may refinance these loans during such periods. Also, when loans are at their floors, there is a further risk that our interest income may not increase as rapidly as our cost of funds during periods of increasing interest rates, which could have a material adverse effect on our results of operations. Changes in interest rates also affect the value of our interest-earning assets and in particular our debt securities portfolio. Generally, the fair values of fixed-rate debt securities fluctuate inversely with changes in interest rates. Unrealized gains and losses on debt securities available for sale are reported as a separate component of stockholders' equity, net of tax. Decreases in the fair value of debt securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders’ equity. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our consolidated balance sheet or projected operating results. For further discussion of how changes in interest rates could impact us, see "Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information about our interest rate risk management. We may incur losses on our securities portfolio due to factors beyond our control, including changes in interest rates. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by, or other adverse events affecting the issuer or the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, and any changes to the Company's intent or ability to hold the securities until such securities recover in value could cause impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could have an adverse effect on our business, financial condition and results of operations. The process for determining whether the decline in fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security to assess the probability of receiving all contractual principal and interest payments on the security. Furthermore, there can be no assurance that the declines in market value will not result in impairments of these assets and lead to accounting charges that could have a material adverse effect on our net income and capital levels. Any impairment that is not credit-related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. As of December 31, 2025, an ACL was not deemed necessary by the Company for credit-related impairment on our securities portfolio. Changes in the programs offered by GSEs, our ability to qualify for such programs, and changes in interest rates may affect our gains on sale of loans held for sale, which could negatively impact our noninterest income. Our mortgage banking and SBA lending operations provide a significant portion of our noninterest income. We generate mortgage revenues primarily from gains on the sale of single-family residential loans pursuant to programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and other investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. We also generate commercial business loan revenues from gains on the sale of the guaranteed portion of SBA and business and industry loans pursuant to programs currently offered by the SBA and USDA B&I. Any future changes in these programs, significant impairment of our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, result in a lower volume of corresponding loan originations or increase other administrative costs, which may materially adversely affect our results of operations. Mortgage production, especially refinancing, generally declines in rising interest rate environments, resulting in fewer loans that are available to be sold to investors. When interest rates rise, or even if they do not, there can be no assurance that our mortgage production will continue at current levels. The profitability of our mortgage banking operations depends in large part upon our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to the interest rate environment, our mortgage business is dependent upon (i) the existence of an active secondary market and (ii) our ability to profitably sell loans into that market. Similar to mortgage production, our SBA and USDA B&I operations are likewise dependent upon these two factors. The loans in our held-for-sale portfolio are carried at either fair market value or the lower of cost or fair market value less estimated costs to sell, with changes recognized in our statement of operations. Carrying the loans at fair value may also increase the volatility in our earnings. In addition, our results of operations are affected by the amount of noninterest expense associated with mortgage banking and SBA lending activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations. Also, although we sell loans into the secondary market without recourse, we are required to give customary representations and warranties about the loans to the buyers. If we breach those representations and warranties, the buyers may require us to repurchase the loans and we may incur a loss on the repurchase. 18

Risks Related to Acquisition Activities Our strategy of pursuing acquisitions exposes us to financial, execution and operational risks that could adversely affect us. We have implemented a strategy of supplementing organic growth by acquiring other financial institutions or other businesses that we believe will help us fulfill our strategic objectives and enhance our earnings; however, there are risks associated with this strategy, including the following: • we may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be materially negatively affected. • prices at which future acquisitions can be made may not be acceptable to us. • our growth initiatives may require us to recruit experienced personnel to assist in such initiatives. The failure to identify and retain such personnel would place significant limitations on our ability to execute our growth strategy. • our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. • the acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time-consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions to the extent expected or within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful. • to finance a future acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing stockholders. • we have completed six acquisitions during the past 13 years that enhanced our rate of growth. We may not be able to continue to maintain our past rate of growth or to grow at all in the future, even if we do have additional acquisitions. • we expect our net income will increase following our acquisitions; however, we also expect our general and administrative expenses, and consequently our efficiency rates, will also increase. Ultimately, we would expect our efficiency ratio to improve; however, if we are not successful in our integration process, this may not occur, and our acquisitions or branching activities may not be accretive to earnings in the short or long-term. The required accounting treatment of loans we acquire through acquisitions, including purchased financial assets with credit deterioration, could result in higher net interest margins and interest income initially and lower net interest margins and interest income in future periods. Under US GAAP, we are required to record loans acquired through acquisitions, including PCD, at fair value. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances as of the acquisition date. Actual performance could differ from management's initial estimates. If these loans outperform our original fair value estimates, the difference between our original estimate and the actual performance of the loan (the “discount”) is accreted into net interest income. Thus, our net interest margins may increase due to the discount. We expect the yields on our loans to decline as our acquired loan portfolio pays down or matures and the discount decreases, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This could result in lower net interest margins and lower interest income in future periods. We may experience future goodwill impairment, which could reduce our earnings. Our annual goodwill impairment test did not identify any impairment for the year ended December 31, 2025. In testing goodwill for impairment, the Company has the option to assess either qualitative or quantitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If we elect to perform a qualitative assessment and determine that an impairment is more likely than not, we are then required to perform a quantitative impairment test; otherwise, no further analysis is required. Under the quantitative impairment test, the evaluation involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Our evaluation of the fair value of goodwill involves a substantial amount of judgment. If our judgment was incorrect, or if events or circumstances change, and an impairment of goodwill is deemed to exist, we would be required to write down our goodwill which would adversely affect our results of operations, perhaps materially; however, it would have no impact on our liquidity, operations or regulatory capital. Risks Related to Regulation We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations. The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company’s stockholders. These regulations may sometimes impose significant limitations on operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s ACL. Bank regulators can also impose conditions on the approval of merger and acquisition transactions. The significant federal and state banking regulations that affect us are described under the heading "Business – How We Are Regulated” in Item 1 of this Form 10-K. These regulations, along with the currently existing tax, accounting, securities, insurance and monetary laws, regulations, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time. Any new regulations or legislation, change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator’s interpretation of a law or regulation, may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations. Additionally, actions by regulatory agencies or significant 19 litigation against us may lead to penalties that materially affect us. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent registered public accounting firm. These accounting changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations as could our interpretation of those changes. Non-compliance with the USA PATRIOT Act, Bank Secrecy Act or other laws and regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions or other activities. The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent them from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions and limit our ability to get regulatory approval of acquisitions or other activities. Banking institutions can receive large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations. Our framework for managing risks may not be effective in mitigating risk and loss to us. We have established processes and procedures intended to identify, measure, monitor, report, analyze and control the types of risk to which we are subject. These risks include liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk and reputational risk, among others. We also maintain a compliance program to identify, measure, assess and report on our adherence to applicable laws, policies and procedures. While we assess and improve these programs on an ongoing basis, there can be no assurance that our risk management or compliance programs, along with other related controls, will effectively mitigate all risk and limit losses in our business. As with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses, which could have a material adverse effect on our financial condition and results of operations. Risks Related to Cybersecurity, Data and Fraud We are subject to certain risks in connection with our use of technology. Our security measures may not be sufficient to mitigate the risk of a cyber attack. Communications and information systems are essential to the conduct of our business, as we use these systems to manage our customer relationships, our general ledger and virtually all other aspects of our business. Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, fraudulent or unauthorized access, denial or degradation of service attacks, misuse, computer viruses, malware or other malicious code and cyber-attacks that could have a security impact. If one or more of these events occur, this could jeopardize our or our customers' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. We could also suffer significant reputational damage. Further, our cardholders use their debit and credit cards to make purchases from third parties or through third-party processing services. As such, we are subject to risk from data breaches of a third party’s information systems or their payment processors. Such a data security breach could compromise our account information. The payment methods that we offer also subject us to potential fraud and theft by criminals who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for losses associated with reimbursing our clients for fraudulent transactions on clients’ card accounts, as well as costs incurred by payment card issuing banks and other third-parties. We may also be subject to fines and higher transaction fees, and our ability to accept or facilitate certain types of payments may be impaired. In addition, we may incur other costs related to data security breaches, such as replacing cards associated with compromised card accounts. Our customers could also lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or our clients’ or counterparties’ confidential information, including employees. The Company is continuously working to install new, and upgrade its existing, information technology systems and provide employee awareness training around phishing, malware and other cyber risks to further protect the Company against such risks and security breaches. There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector, due to cyber criminals targeting commercial bank accounts. We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for companies, including ours. We are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act; however, some of our clients may have been affected by these breaches, which could increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us. Security breaches in our internet banking activities could further expose us to possible liability and damage our reputation. Increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions. Any compromise 20 of our security could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. Although we have developed and continue to invest in systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, these precautions may not protect our systems from compromises or breaches of our security measures, and could result in losses to us or our customers, our loss of business and/or customers, damage to our reputation, the incurrence of additional expenses, disruption to our business, our inability to grow our online services or other businesses, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations. Our security measures may not protect us from system failures or interruptions of our own systems or those of our third-party vendors. While we have established policies and procedures to prevent or limit the impact of systems failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, we outsource certain aspects of our data processing and other operational functions to certain third-party providers. While the Company selects third-party vendors carefully, it does not control their actions. If our third-party providers encounter difficulties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher transaction volumes, cyber-attacks or security breaches or if we otherwise have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, and our ability to deliver products and services to our customers and otherwise conduct business operations could be adversely impacted. Replacing these third-party vendors could also entail significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. We cannot assure you that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third-parties on which we rely. We may not be insured against all types of losses as a result of third-party failures, and insurance coverage may be inadequate to cover all losses resulting from breaches, system failures or other disruptions. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all. Further, the occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations. Our current and future use of artificial intelligence ("AI") and other emerging technologies may create additional risks. The increasing adoption of AI in financial services presents significant opportunities but also introduces a range of risks that could impact our operations, regulatory compliance and customer trust. AI introduces model risk, where flawed algorithms or biased data could result in inaccurate credit decisions, compliance violations or discriminatory outcomes in lending or customer service. Cybersecurity threats, such as data breaches, adversarial attacks and data poisoning, pose significant challenges, particularly as these systems handle large volumes of sensitive customer information. Additionally, the opaque nature of some AI models, often referred to as "black-box" systems, raises regulatory compliance concerns, as regulators increasingly require transparency and explainability in AI-driven decision-making. Operational risks also arise from potential system failures, over-reliance on AI and integration challenges with existing infrastructure. Disruptions in AI systems could impact critical functions such as fraud detection, transaction monitoring and customer support. Ethical and reputational risks, including unintended consequences or perceived unfairness in AI-driven decisions, may erode customer trust and expose us to regulatory scrutiny. To mitigate these risks requires a robust governance framework, regular testing and auditing of AI models, and strong human oversight. Investments in cybersecurity, data privacy protections and employee training are critical to manage these risks. Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes. As a bank, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent or reduce the severity of such losses, there can be no assurance that such losses will not occur. Risks Related to Our Business and Industry Generally Ineffective liquidity management could adversely affect our financial results and condition. Liquidity is essential to our business. We rely on a number of different sources in order to meet our potential liquidity demands. Our primary sources of liquidity are increases in deposit accounts, cash flows from loan payments and our securities portfolio. Borrowings also provide us with a source of funds to meet liquidity demands. An inability to raise funds through deposits, borrowings, the sale of loans or debt securities and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically, or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Georgia, North Carolina, South Carolina, Tennessee and/or Virginia markets, which is where the majority of our loans are concentrated, or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry or deterioration in credit markets. In particular, our liquidity position could be significantly constrained if we are unable to access funds from the FHLB Atlanta or other wholesale funding sources, or if adequate financing is not available at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources, our revenues may not increase proportionately to cover our costs. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material 21 adverse effect on our business, financial condition and results of operations. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity” of this Form 10-K. Additionally, collateralized public funds are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities to ensure repayment, which on the one hand tends to reduce our contingent liquidity risk by making these funds somewhat less credit sensitive, but on the other hand reduces standby liquidity by restricting the potential liquidity of the pledged collateral. Although these funds historically have been a relatively stable source of funds for us, availability depends on the individual municipality’s fiscal policies and cash flow needs. Competition with other financial institutions could adversely affect our profitability. Although we consider ourselves competitive in our market areas, we face intense competition in both making loans and attracting deposits. Price competition for loans and deposits might result in our earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability will depend upon our continued ability to compete successfully in our market areas. Our ability to retain and recruit key management personnel and bankers is critical to the success of our business strategy and any failure to do so could impair our customer relationships and adversely affect our business and results of operations. Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where the Bank conducts its business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our bankers. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor, or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services. In addition, our success has been and continues to be highly dependent upon the services of our directors, several of whom have reached or are nearing the mandatory retirement age under our bylaws, and we may not be able to identify and attract suitable candidates to replace these directors. The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete. The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success will depend, in part, on our ability to keep pace with technological changes and to use technology to satisfy and grow customer demand for our products and services and to create additional efficiencies in our operations. We expect that we will need to make substantial investments in our technology and information systems to compete effectively and to stay current with technological changes. Some of our competitors have substantially greater resources to invest in technological improvements and will be able to invest more heavily in developing and adopting new technologies, which may put us at a competitive disadvantage. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations may be adversely affected. We rely on other companies to provide key components of our business infrastructure. We rely on numerous external vendors to provide us with products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements because of changes in the vendor’s organizational structure, financial condition, support for existing products and services or strategic focus or for any other reason, could be disruptive to our operations, which in turn could have a material negative impact on our financial condition and results of operations. We also could be adversely affected to the extent such an agreement is not renewed by the third- party vendor or is renewed on terms less favorable to us. Additionally, the bank regulatory agencies expect financial institutions to be responsible for all aspects of a vendor’s performance, including aspects which the vendor delegates to third parties. Disruptions or failures in the physical infrastructure or operating systems that support our business and clients could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition. As a community bank, maintaining our reputation in our market areas is critical to the success of our business, and the failure to do so may materially adversely affect our performance. We are a community bank, and our reputation is one of the most valuable aspects of our business. A key component of our business strategy is to utilize our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our current market and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. 22

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high. We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital, if needed, on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, any additional capital we obtain may dilute the interests of existing holders of our common stock. Further, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action. We rely on dividends from the Bank for substantially all of our revenue at the holding company level. We are an entity separate and distinct from our principal subsidiary, the Bank, and derive substantially all of our revenue at the holding company level in the form of dividends from that subsidiary. Accordingly, we are, and will be, dependent upon dividends from the Bank to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on and repurchase our common stock. The Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the Bank is unable to pay dividends to us, we may not be able to pay dividends on our common stock or continue stock repurchases. Scrutiny and evolving expectations from customers, regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks. In recent years, companies have faced scrutiny from customers, regulators, investors and other stakeholders related to their environmental, social and governance (“ESG”) practices and disclosures. Investor advocacy groups, investment funds and influential investors are also focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. ESG- related compliance costs could increase our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners and our stock price. Recent changes in the regulatory landscape and shifting federal priorities have moved toward a reduction in emphasis on certain ESG priorities, particularly around climate change and diversity, equity and inclusion (“DEI”). This shift has led to a rollback of regulations that mandate specific disclosures and operational practices in these areas. However, some stakeholder groups continue to demand greater transparency and action, resulting in a complex and potentially conflicting environment for companies. If regulatory enforcement of ESG- related policies becomes less stringent, companies may face reputational risks if their practices are seen as insufficient or inconsistent with broader societal expectations, especially related to DEI and environmental stewardship. As a result, navigating this evolving regulatory and public opinion landscape may require us to balance compliance with regulatory requirements against maintaining investor, customer, and stakeholder trust. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Risk Management, Strategy and Governance There continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector where our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cybersecurity breach or other act, we are regularly the target of attempted threats such as ransomware and denial-of-service attacks. In addition, our customers, vendors and other third-parties also face the same threats, and a cybersecurity incident impacting any of these parties could also impact our operations. For these reasons, cybersecurity is critical to supporting our business and protecting our customers. Our Information Security Officer is responsible for developing and coordinating the Company’s Information Security Program, which is managed operationally on a day-to-day basis by our Infrastructure and Security Manager, reporting to our Chief Technology Officer. This program has been designed to: • Ensure appropriate security of all information systems data, equipment and processes; • Ensure the security and confidentiality of nonpublic customer information; • Protect against any anticipated threats or hazards; and • Protect against unauthorized access to, or use of, such information. Operationally, the information security team employs numerous security tools such as threat detection, alerting and monitoring, data loss prevention, vulnerability remediation, anti-malware and email security protections. Consistent with our Business Continuity and Security Incident Response Policies, the Company engages in annual disaster recovery and information security tabletop exercises to simulate threats and events, and engages third-parties on an annual basis to conduct and report on penetration testing exercises. We administer mandatory annual security awareness training, routine employee email phishing testing, and provide regular updates across the Company to highlight recent examples of risks as they are identified. Our Board of Directors is responsible for overseeing the Company’s cybersecurity strategies and setting the acceptable cybersecurity risk appetite as part of its oversight of the Company’s risk management activities. The Board has designated the Executive and Risk Committee to oversee the Company’s Enterprise Risk Management Program, which includes the framework for identifying, measuring, monitoring and controlling cybersecurity risk. Between updates provided by the Chief Technology Officer and Chief Risk Officer, who leads the Company’s Enterprise Risk Management function, the Committee receives quarterly updates over assessed internal and external risks, cyber threats, industry trends in the cyber area, security operations and incident response, threat and vulnerability management activities, identity and access management controls, and the results of third-party audits and examinations. To ensure this focus is properly disseminated, the Enterprise 23

Risk Management Program includes a Management Risk Committee, made up of executive officers, to ensure proper oversight of risk-related decision making and communication by executive management. In addition to internal monitoring procedures, the Company maintains a vendor risk management program that is designed to identify and manage risks, including cybersecurity risks, posed by our third-party vendors, particularly those with access to, or possession of, sensitive information. Vendor contract negotiations require the inclusion of data protection terms and responsibilities regarding information breach notifications and reporting. The program also includes due diligence and risk assessment procedures occurring prior to and during the life of these contractual relationships, to evaluate the vendor’s management of data transmission, storage of information, encryption practices, vulnerability testing and general strength of the vendor’s information security policy and practices. Additionally, the Company uses a continuous vendor monitoring solution to monitor third-party cyber risk, delivering risk-prioritized action plans customized to match the Company's risk appetite. The Company’s information security team has a defined escalation path for issues and events as outlined in our Security Incident Response Policy. Our Chief Technology Officer, along with teams from information security, IT infrastructure, IT support, and system analysts, will take the lead role in evaluating, escalating, investigating and remediating a potential cybersecurity event, including formulating the initial response and bringing in individuals from other departments as deemed appropriate. Any incident assessed as potentially being or becoming material is further escalated to the Operating Committee which includes all executive officers and may be elevated to the Board of Directors if the incident is deemed material or otherwise appropriate. Outside legal counsel and forensic analysts may also be engaged to assist in evaluating and remediating cybersecurity issues and events. In spite of the Company’s investments in systems and processes to address cyber risk, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material effect on the Company. For further discussion, see “Item 1A. Risk Factors – Risks Related to Cybersecurity, Data and Fraud.” Item 2. Properties We maintain our administrative office, which is owned by us, in Asheville, North Carolina. In total, as of December 31, 2025, we have 34 locations in five states, which include: North Carolina (the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/Cary), South Carolina (Greenville and Charleston), East Tennessee (Kingsport/Johnson City and Morristown), Southwest Virginia (the Roanoke Valley) and Georgia (Greater Atlanta). Of those offices, 8 are leased facilities. We also own an operations center located in Asheville, North Carolina. We lease additional space, which is adjacent to the facility we own in Asheville, for administrative and operations personnel. The lease terms for our branch offices, operations center and other offices are not individually material. Lease expirations range from one to 15 years. In the opinion of management, all properties are adequately covered by insurance, are in a good state of repair and are appropriately designed for their present and future use. See "Note 7 – Premises and Equipment" and "Note 11 – Leases" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information. We maintain depositor and borrower customer files on an online basis, utilizing a telecommunications network, portions of which are leased. Management has a disaster recovery plan in place with respect to the data processing system, as well as our operations as a whole. Item 3. Legal Proceedings The "Litigation" section of “Note 17 – Commitments and Contingencies” of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K is incorporated herein by reference. Item 4. Mine Safety Disclosures. Not applicable. PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. The Company's common stock is listed on the New York Stock Exchange LLC under the symbol "HTB". As of the close of business on March 9, 2026, there were 16,928,453 shares of common stock outstanding held by 928 holders of record. Certain shares are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number. The Company began paying its first cash dividends during the second quarter of fiscal year 2019. The timing and amount of cash dividends paid depends on our earnings, capital requirements, financial condition and other relevant factors. We also have the ability to receive dividends or capital distributions from HomeTrust Bank, our wholly owned subsidiary. There are regulatory restrictions on the ability of HomeTrust Bank to pay dividends. See Item 1, “How We Are Regulated,” for more information regarding the restrictions on the Company’s and the Bank’s abilities to pay dividends. 24

Purchases of Equity Securities by the Issuer The following table provides information about repurchases of common stock by the Company during the quarter ended December 31, 2025: Period Total # of Shares Purchased Average Price Paid per Share Total # of Shares Purchased as Part of Publicly Announced Plans Maximum # of Shares that May Yet Be Purchased Under Publicly Announced Plans October 1 - October 31, 2025 67,091 $ 40.46 67,091 82,853 November 1 - November 30, 2025 60,942 39.68 60,942 21,911 December 1 - December 31, 2025 113,168 44.57 113,168 778,743 Total 241,201 $ 42.19 241,201 778,743 Over the years as a public company, the Company's Board of Directors has, from time to time, authorized the repurchase of its common stock. During the fourth quarter of 2025, the Company completed the repurchase plan originally authorized on February 28, 2022, of 806,000 shares of common stock which represented approximately 5% of the Company's outstanding shares at the time of the announcement. On December 15, 2025, an additional 870,000 shares of common stock were authorized for repurchase representing approximately 5% of the Company's outstanding shares at the time of the announcement. As of December 31, 2025, 91,257 of these shares had been purchased at an average price of $44.55 per share. The shares may be purchased in the open market or in privately negotiated transactions, from time to time depending upon market conditions and other factors. Stockholder Return Performance Graph Presentation The performance graph below compares the Company’s cumulative stockholder return on its common stock since June 30, 2020 to the cumulative total return of the S&P US BMI Bank Index and the NASDAQ Composite for the periods indicated. The information presented below assumes the reinvestment of all dividends and that the value of common stock and each index was $100 on June 30, 2020. Historical stock price performance is not necessarily indicative of future stock price performance. HomeTrust Bancshares, Inc. S&P US BMI Bank Index NASDAQ Composite 6/30/20 6/30/21 6/30/22 6/30/23 12/31/23 12/31/24 12/31/25 50 100 150 200 250 300 Year Ended June 30, Six Months Ended December 31, 2023 Year Ended December 31, 2020 2021 2022 2023 2024 2025 HomeTrust Bancshares, Inc. 100.00 178.50 159.67 133.42 167.83 211.63 269.81 S&P US BMI Bank Index 100.00 168.37 135.86 125.49 150.73 194.23 249.37 NASDAQ Composite 100.00 147.96 113.12 142.68 158.22 208.41 252.47 Item 6. [Reserved] 25

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reviews our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the Consolidated Financial Statements and notes thereto which are included in Item 8 of this Form 10-K. You should read the information in this section in conjunction with the business and financial information regarding us as provided in this Form 10-K.

Financial Highlights

(Dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023	June 30, 2023
Selected financial condition data				
Total assets	$ 4,545,635	$ 4,595,430	$ 4,672,633	$ 4,607,487
Cash and cash equivalents	324,692	279,219	347,140	303,497
Certificates of deposit in other banks	18,841	28,538	34,722	33,152
Debt securities available for sale, at fair value	142,540	152,011	126,950	151,926
Loans, net of ACL and deferred loan fees and costs	3,536,675	3,603,014	3,591,381	3,611,630
Deposits	3,709,997	3,779,203	3,661,373	3,601,168
Junior subordinated debt	10,220	10,120	10,021	9,971
Borrowings	165,000	188,000	433,763	457,263
Stockholders' equity	600,690	551,758	499,893	471,186

(Dollars in thousands, except per share data)	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Selected operations data				
Total interest and dividend income	$ 256,138	$ 261,616	$ 124,684	$ 187,126
Total interest expense	79,400	92,112	40,144	29,711
Net interest income	176,738	169,504	84,540	157,415
Provision for credit losses	6,938	7,545	5,930	15,392
Net interest income after provision for credit losses	169,800	161,959	78,610	142,023
Service charges and fees on deposit accounts	9,807	9,165	4,686	9,510
Loan income and fees	2,772	2,737	982	2,571
Gain on sale of loans held for sale	7,668	6,253	2,330	5,608
BOLI income	3,552	4,312	3,901	2,116
Operating lease income	7,064	7,346	3,377	5,471
Gain on sale of branches	1,448	—	—	—
Gain (loss) on sale of premises and equipment	93	(9)	(248)	2,097
Other	3,927	3,645	1,847	3,677
Total noninterest income	36,331	33,449	16,875	31,050
Total noninterest expense	125,176	125,497	59,802	115,909
Income before income taxes	80,955	69,911	35,683	57,164
Income tax expense	16,591	15,106	7,386	12,560
Net income	$ 64,364	$ 54,805	$ 28,297	$ 44,604
Net income per common share – basic	$ 3.75	$ 3.21	$ 1.67	$ 2.82
Net income per common share – diluted	$ 3.72	$ 3.20	$ 1.67	$ 2.80

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	At or For the Year Ended December 31,		At or For the Six Months Ended	At or For the Year Ended
	2025	2024	December 31, 2023	June 30, 2023
Performance ratios				
Return on assets (ratio of net income to average total assets)[1]	1.46 %	1.23 %	1.27 %	1.16 %
Return on equity (ratio of net income to average equity)[1]	11.06	10.37	11.51	10.43
Yield on earning assets[1]	6.16	6.28	5.96	5.20
Rate paid on interest-bearing liabilities[1]	2.62	2.98	2.63	1.17
Average interest rate spread[1]	3.54	3.30	3.33	4.03
Net interest margin[1][2]	4.25	4.07	4.04	4.38
Average interest-earning assets to average interest-bearing liabilities	137.29	134.60	136.76	141.23
Noninterest expense to average total assets[1]	2.84	2.83	2.68	3.01
Efficiency ratio	58.75	61.84	58.97	61.50
Efficiency ratio – adjusted[3]	58.72	60.28	60.00	59.12

	At or For the Year Ended December 31,		At or For the Six Months Ended	At or For the Year Ended
	2025	2024	December 31, 2023	June 30, 2023
Asset quality ratios				
Nonperforming assets to total assets[4]	0.98 %	0.63 %	0.41 %	0.18 %
Nonperforming loans to total loans[4]	1.22	0.76	0.53	0.23
Total classified assets to total assets	1.46	1.06	0.90	0.53
Allowance for credit losses to nonperforming loans[4]	94.75	163.68	251.60	567.56
Allowance for credit losses to total loans	1.16	1.24	1.34	1.29
Net charge-offs to average loans[1]	0.24	0.28	0.28	0.10
Capital ratios				
Equity to total assets at end of period	13.21 %	12.01 %	10.70 %	10.23 %
Tangible equity to total tangible assets[3]	12.49	11.25	9.91	9.39
Average equity to average assets	13.19	11.90	11.03	11.11
Dividend payout ratio	13.02	13.99	12.53	13.97
Dividends declared per common share	$ 0.49	$ 0.45	$ 0.21	$ 0.39

(1) Ratio is annualized for the six months ended December 31, 2023.
(2) Net interest income divided by average interest-earning assets.
(3) See "GAAP Reconciliation of Non-GAAP Financial Measures" section below for additional details.
(4) Nonperforming assets and loans include nonaccruing loans and repossessed assets. There were no accruing loans more than 90 days past due at the dates indicated. At December 31, 2025, $10.1 million, or 23.2%, of nonaccruing loans were current on their loan payments.

27

GAAP Reconciliation of Non-GAAP Financial Measures

We believe the non-GAAP financial measures included above provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, we acknowledge that our non-GAAP financial measures have a number of limitations. The following reconciliation tables provide detailed analyses of these non-GAAP financial measures.

Set forth below is a reconciliation to US GAAP of our efficiency ratio:

(Dollars in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Noninterest expense	$ 125,176	$ 125,497	$ 59,802	$ 115,909
Less: merger-related expenses	—	—	—	5,465
Less: contract renewal consulting fee	—	2,965	—	—
Noninterest expense – adjusted	$ 125,176	$ 122,532	$ 59,802	$ 110,444
Net interest income	$ 176,738	$ 169,504	$ 84,540	$ 157,415
Plus: tax equivalent adjustment	1,737	1,460	656	1,163
Plus: noninterest income	36,331	33,449	16,875	31,050
Less: BOLI death benefit proceeds in excess of cash surrender value	92	1,143	2,646	—
Less: gain on sale of branches	1,448	—	—	—
Less: gain on sale of available for sale and equity securities	—	—	—	721
Less: gain (loss) on sale of premises and equipment	93	(9)	(248)	2,097
Net interest income plus noninterest income – adjusted	$ 213,173	$ 203,279	$ 99,673	$ 186,810
Efficiency ratio	58.75 %	61.84 %	58.97 %	61.50 %
Efficiency ratio – adjusted	58.72 %	60.28 %	60.00 %	59.12 %

Set forth below is a reconciliation to US GAAP of tangible book value and tangible book value per share:

(Dollars in thousands, except per share data)	December 31, 2025	December 31, 2024	December 31, 2023	June 30, 2023
Total stockholders' equity	$ 600,690	$ 551,758	$ 499,893	$ 471,186
Less: goodwill, core deposit intangibles, net of taxes	37,844	39,189	41,086	42,410
Tangible book value	$ 562,846	$ 512,569	$ 458,807	$ 428,776
Common shares outstanding	17,286,289	17,527,709	17,387,069	17,366,673
Book value per share	$ 34.75	$ 31.48	$ 28.75	$ 27.13
Tangible book value per share	$ 32.56	$ 29.24	$ 26.39	$ 24.69

Set forth below is a reconciliation to US GAAP of tangible equity to tangible assets:

(Dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023	June 30, 2023
Tangible equity(1)	$ 562,846	$ 512,569	$ 458,807	$ 428,776
Total assets	4,545,635	4,595,430	4,672,633	4,607,487
Less: goodwill, core deposit intangibles, net of taxes	37,844	39,189	41,086	42,410
Total tangible assets	$ 4,507,791	$ 4,556,241	$ 4,631,547	$ 4,565,077
Tangible equity to tangible assets	12.49 %	11.25 %	9.91 %	9.39 %

(1) Tangible equity (or tangible book value) is equal to total stockholders' equity less goodwill and core deposit intangibles, net of related deferred tax liabilities.

Overview

The following discussion and analysis presents the more significant factors that affected our financial condition as of December 31, 2025 and 2024 and results of operations for the years ended December 31, 2025 and 2024. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K filed with the SEC on March 13, 2025 (the "2024 Form 10-K") for a discussion and analysis of the more significant factors that affected periods prior to the year ended December 31, 2025.

Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. A secondary source of income is noninterest income, which includes revenue we receive from providing products and services including service charges and fees on deposit accounts, loan income and fees, gains on sale of loans held for sale, BOLI income and operating lease income.

An offset to net interest income is the provision for credit losses to establish the ACL at a level that provides for ECLs inherent in our loan portfolio, off balance sheet commitments and available for sale debt securities. See "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for further discussion.

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Our noninterest expenses consist primarily of salaries and employee benefits, occupancy expenses, computer services, operating lease depreciation, marketing and FDIC deposit insurance premiums. Salaries and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, property taxes, depreciation charges, maintenance and costs of utilities. Critical Accounting Policies and Estimates Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances which could include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. The following represents our critical accounting policy: Allowance for Credit Losses, or ACL, on Loans. The ACL on loans held for investment reflects our estimate of credit losses that will result from the inability of our borrowers to make required loan payments. We charge off loans against the ACL and subsequent recoveries, if any, increase the ACL when they are recognized. We use a systematic methodology to determine our ACL for loans held for investment and certain off-balance sheet credit exposures. The ACL on loans held for investment is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loan portfolio. The estimate of our ACL on loans held for investment involves a high degree of judgment including consideration of the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. We recognize in net income the amount needed to adjust the ACL on loans held for investment and certain off-balance sheet credit exposures for management’s current estimate of ECLs. Our ACL on loans held for investment is calculated using collectively evaluated and individually evaluated loans. Recent Accounting Pronouncements For a discussion of recent accounting pronouncements, see “Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements in Item 8 of this report on Form 10-K for further discussion. Item(s) of Note – Year Ended December 31, 2025 On May 23, 2025, the Company completed the sale of the Bank's two branches located in Knoxville, Tennessee, to a third party financial institution. Through the transaction, the Company sold $34.3 million of deposits along with $6.3 million in branch premises and equipment, while HomeTrust retained all loans associated with the branches. The Company recorded a $1.4 million pre-tax gain associated with the transaction. The transaction aligns with the Company's strategic plan to tighten its geographic footprint, improve branch efficiencies, and allocate capital to support long-term growth in other core markets. As noted in the "Item(s) of Note – Year Ended December 31, 2024" section which follows, in an effort to assist customers in their post- Hurricane Helene recovery and clean-up efforts, at the end of the prior calendar year we granted payment deferrals of up to six months to provide short-term relief to impacted customers. The outstanding balance of these deferrals declined from $136.0 million at December 31, 2024 to $318,000 at December 31, 2025. To date, $165,000 in charge-offs have been recognized which were directly related to Hurricane Helene. Item(s) of Note – Year Ended December 31, 2024 In January 2024, the Company announced the decision to cease indirect auto originations and right-size our mortgage banking line of business. These changes are expected to result in annual cost savings of $800,000. On September 26, 2024, Hurricane Helene made landfall causing significant property damage across certain parts of the Company's market areas, particularly in Western North Carolina. In an effort to assist customers in their post-Hurricane Helene recovery and clean-up efforts, in the fourth quarter we granted payment deferrals of up to six months to provide short-term relief to impacted customers. The outstanding balance of these deferrals was $136.0 million at December 31, 2024. As of this same date, we retained a $2.2 million qualitative allocation in our ACL for the potential impact of the storm upon our loan portfolio which had been established in the third quarter. In December 2024, the Company paid a $3.0 million fee to a consulting firm who assisted in negotiating the multiyear renewal of our largest core IT processing contract. The renewal will result both in future cost savings and the expansion of our technology solutions, supporting the Company's growth initiatives and digital strategies all with the goal of enhancing the customer experience. Comparison of Results of Operations for the Years Ended December 31, 2025 and December 31, 2024 Net Income. Net income totaled $64.4 million, or $3.72 per diluted share, for the year ended December 31, 2025 compared to $54.8 million, or $3.20 per diluted share, for the year ended December 31, 2024, an increase of $9.6 million, or 17.4%. The results for the year ended December 31, 2025 compared to the prior year were positively impacted by a $7.2 million increase in net interest income, a $2.9 million increase in noninterest income, a $607,000 decrease in the provision for credit losses and a $321,000 decrease in noninterest expense. Details of the changes in the various components of net income are further discussed below. 29

Net Interest Income. The following table presents the distribution of average assets, liabilities and equity, as well as interest income earned on average interest-earning assets and interest expense paid on average interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Years Ended December 31,					
	2025			2024		
(Dollars in thousands)	Average Balance Outstanding	Interest Earned / Paid	Yield / Rate	Average Balance Outstanding	Interest Earned / Paid	Yield / Rate
Assets						
Interest-earning assets						
Loans receivable[1]	$ 3,823,319	$ 240,399	6.29 %	$ 3,884,984	$ 247,642	6.37 %
Debt securities available for sale	148,951	6,706	4.50	137,108	6,045	4.41
Other interest-earning assets[2]	182,666	9,033	4.95	144,262	7,929	5.50
Total interest-earning assets	4,154,936	256,138	6.16	4,166,354	261,616	6.28
Other assets	260,395			273,307		
Total assets	$ 4,415,331			$ 4,439,661		
Liabilities and equity						
Interest-bearing liabilities						
Interest-bearing checking accounts	$ 555,443	$ 4,669	0.84 %	$ 570,952	$ 5,420	0.95 %
Money market accounts	1,342,019	36,648	2.73	1,314,867	39,851	3.03
Savings accounts	178,503	136	0.08	185,712	164	0.09
Certificate accounts	919,734	36,149	3.93	952,602	42,003	4.41
Total interest-bearing deposits	2,995,699	77,602	2.59	3,024,133	87,438	2.89
Junior subordinated debt	10,167	817	8.04	10,067	928	9.22
Borrowings	20,597	981	4.76	61,205	3,746	6.12
Total interest-bearing liabilities	3,026,463	79,400	2.62	3,095,405	92,112	2.98
Noninterest-bearing deposits	743,578			757,472		
Other liabilities	63,109			58,496		
Total liabilities	3,833,150			3,911,373		
Stockholders' equity	582,181			528,288		
Total liabilities and stockholders' equity	$ 4,415,331			$ 4,439,661		
Net earning assets	$ 1,128,473			$ 1,070,949		
Average interest-earning assets to average interest-bearing liabilities	137.29 %			134.60 %		
Non-tax-equivalent						
Net interest income		$ 176,738			$ 169,504	
Interest rate spread			3.54 %			3.30 %
Net interest margin[3]			4.25 %			4.07 %
Tax-equivalent[4]						
Net interest income		$ 178,475			$ 170,964	
Interest rate spread			3.58 %			3.34 %
Net interest margin[3]			4.30 %			4.10 %

(1) Average loans receivable balances include loans held for sale and nonaccruing loans.
(2) Average other interest-earning assets consist of FRB stock, FHLB stock, SBIC investments and deposits in other banks.
(3) Net interest income divided by average interest-earning assets.
(4) Tax-equivalent results include adjustments to interest income of $1,737 and $1,460 for the years ended December 31, 2025 and 2024, respectively, calculated based on a combined federal and state tax rate of 24%.

Total interest and dividend income for the year ended December 31, 2025 decreased $5.5 million, or 2.1%, compared to the year ended December 31, 2024. Regarding the components of this income, loan interest income decreased $7.2 million, or 2.9%, primarily due to an overall decrease in average loan balances and the impact of decreases in the federal funds rate upon loan yields, partially offset by a $1.1 million increase in interest income on other investments and interest-bearing accounts, and a $661,000 increase in interest income on debt securities available for sale. Accretion income on acquired loans of $2.2 million and $3.2 million was recognized during the same periods, respectively, and was included in loan interest income.

Total interest expense for the year ended December 31, 2025 decreased $12.7 million, or 13.8%, compared to the year ended December 31, 2024, the result of a $9.8 million, or 11.2%, decrease in interest expense on deposits and a $2.8 million, or 73.8%, decrease in interest expense on other borrowings. The decrease in interest expense on deposits can primarily be traced to a decrease in the average cost of funds, while the decrease in interest expense on other borrowings was primarily the result of a decline in average borrowings outstanding.

30

The following table shows the effects that changes in average balances (volume), including differences in the number of days in the periods compared, and average interest rates (rate) had on the interest earned on interest-earning assets and interest paid on interest-bearing liabilities:

(Dollars in thousands)	Increase / (Decrease) Due to Volume	Increase / (Decrease) Due to Rate	Total Increase / (Decrease)
Interest-earning assets			
Loans receivable	$ (3,931)	$ (3,312)	$ (7,243)
Debt securities available for sale	522	139	661
Other interest-earning assets	2,111	(1,007)	1,104
Total interest-earning assets	(1,298)	(4,180)	(5,478)
Interest-bearing liabilities			
Interest-bearing checking accounts	(147)	(604)	(751)
Money market accounts	823	(4,026)	(3,203)
Savings accounts	(6)	(22)	(28)
Certificate accounts	(1,449)	(4,405)	(5,854)
Junior subordinated debt	9	(120)	(111)
Borrowings	(2,485)	(280)	(2,765)
Total interest-bearing liabilities	(3,255)	(9,457)	(12,712)
Increase in net interest income			$ 7,234

Provision for Credit Losses. The provision for credit losses is the amount of expense that, based on our judgment, is required to maintain the ACL at an appropriate level under the CECL model. The determination of the ACL is complex and involves a high degree of judgment and subjectivity. Refer to "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for detailed discussion regarding ACL methodologies for available for sale debt securities, loans held for investment and unfunded commitments. The following table presents a breakdown of the components of the provision for credit losses:

(Dollars in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	$ Change	% Change
Provision for credit losses				
Loans	$ 5,465	$ 7,460	$ (1,995)	(27)%
Off-balance sheet credit exposure	1,473	85	1,388	1,633
Total provision for credit losses	$ 6,938	$ 7,545	$ (607)	(8)%

For the year ended December 31, 2025, the "loans" portion of the provision for credit losses was the result of the following, offset by net charge-offs of $9.3 million during the period:

- $2.5 million benefit driven by changes in the loan mix.
- $1.5 million benefit due to changes in the projected economic forecast, specifically the national unemployment rate, and changes in qualitative adjustments. Of note, in the quarter ended June 30, 2025, we released the $2.2 million qualitative allocation previously established in the prior year for the potential impact of Hurricane Helene on our loan portfolio. Any residual impact of the Hurricane is believed to have now been reflected elsewhere within the ACL calculation.
- $0.2 million increase in specific reserves on individually evaluated credits.

For the year ended December 31, 2024, the "loans" portion of the provision for credit losses was the result of the following, offset by net charge-offs of $10.8 million during the period:

- $1.6 million benefit driven by changes in the loan mix.
- $0.7 million benefit due to changes in the projected economic forecast, specifically the national unemployment rate, and changes in qualitative adjustments. Included in this change was the addition of a $2.2 million qualitative allocation in the quarter ended September 30, 2024 for the potential impact of Hurricane Helene on our loan portfolio.
- $1.0 million decrease in specific reserves on individually evaluated credits.

For the years ended December 31, 2025 and December 31, 2024, the amounts recorded for off-balance sheet credit exposure were the result of changes in the balance of loan commitments, loan mix and the projected economic forecast as outlined above.

See further discussion in the "Comparison of Financial Condition at December 31, 2025 and December 31, 2024 – Allowance for Credit Losses on Loans" section below.

31

Noninterest Income. Noninterest income for the year ended December 31, 2025 increased $2.9 million, or 8.6%, when compared to last year. Changes in the components of noninterest income are discussed below:

(Dollars in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	$ Change	% Change
Noninterest income				
Service charges and fees on deposit accounts	$ 9,807	$ 9,165	$ 642	7 %
Loan income and fees	2,772	2,737	35	1
Gain on sale of loans held for sale	7,668	6,253	1,415	23
BOLI income	3,552	4,312	(760)	(18)
Operating lease income	7,064	7,346	(282)	(4)
Gain on sale of branches	1,448	—	1,448	100
Gain (loss) on sale of premises and equipment	93	(9)	102	1,133
Other	3,927	3,645	282	8
Total noninterest income	$ 36,331	$ 33,449	$ 2,882	9 %

- *Gain on sale of loans held for sale:* The increase was primarily driven by growth in the volume of HELOCs and residential mortgage loans sold during the current period, partially offset by a reduction in the sales volume of the guaranteed portion of SBA commercial loans. During the year ended December 31, 2025, there were $257.2 million of HELOCs sold with gains of $2.4 million compared to $95.4 million sold with gains of $887,000 in the prior year. There were $113.5 million of residential mortgage loans originated for sale which were sold with gains of $2.4 million compared to $82.0 million sold with gains of $1.4 million in the prior year. There were $40.4 million of sales of the guaranteed portion of SBA commercial loans with gains of $3.0 million compared to $48.7 million sold with gains of $3.9 million during the prior year. Lastly, our hedging of mandatory commitments on the residential mortgage loan pipeline resulted in a net loss of $131,000 for the year ended December 31, 2025 versus a net gain of $81,000 in the prior year.
- *BOLI income:* The decrease was due to a $1.0 million decrease in tax-free gains on death benefit proceeds in excess of the cash surrender value of the policies year-over-year, partially offset by higher yielding policies as a result of restructuring the portfolio at the end of calendar year 2023.
- *Gain on sale of branches:* During the current year we completed the sale of our two Knoxville, Tennessee branches, recognizing a gain of $1.4 million in the current year, with no similar activity occurring in the prior year.

Noninterest Expense. Noninterest expense for the year ended December 31, 2025 decreased $321,000, or 0.3%, when compared to last year. Changes in the components of noninterest expense are discussed below:

(Dollars in thousands)	Years Ended December 31, 2025	Years Ended December 31, 2024	$ Change	% Change
Noninterest expense				
Salaries and employee benefits	$ 72,956	$ 67,900	$ 5,056	7 %
Occupancy expense, net	10,021	9,768	253	3
Computer services	10,653	12,506	(1,853)	(15)
Operating lease depreciation expense	7,009	7,734	(725)	(9)
Telecom, postage and supplies	2,188	2,253	(65)	(3)
Marketing and advertising	1,879	1,893	(14)	(1)
Deposit insurance premiums	1,935	2,230	(295)	(13)
Core deposit intangible amortization	1,747	2,463	(716)	(29)
Contract renewal consulting fee	—	2,965	(2,965)	(100)
Other	16,788	15,785	1,003	6
Total noninterest expense	$ 125,176	$ 125,497	$ (321)	— %

- *Salaries and employee benefits:* The increase was primarily the result of increases in both pay and incentive compensation.
- *Computer services:* At the end of 2024, we finalized a multiyear renewal of our largest core processing contract. The decrease in expense year-over-year is a reflection of the improved vendor pricing negotiated through this effort.
- *Operating lease depreciation expense:* The decrease was due to a decline in the population of operating lease contracts (assets being depreciated) year-over-year.
- *Deposit insurance premiums:* The decrease year-over-year was the result of higher regulatory capital ratios.
- *Core deposit intangible amortization:* The intangible recorded associated with the Quantum merger is being amortized on an accelerated basis, so the rate of amortization slowed year-over-year.
- *Contract renewal consulting fee:* In the prior year we paid a fee to a consultant to negotiate the multiyear renewal of our largest core processing contract, with no similar fee being recognized in the current year.
- *Other:* The change year-over-year was driven by increases of $415,000 in community association banking deposit line of business referral fees, $285,000 in losses on the sale of repossessed equipment, and $226,000 in other consulting fees.

Income Taxes. The amount of income tax expense is influenced by the amount of pre-tax income, tax-exempt income, changes in the statutory rate and the effect of changes in valuation allowances maintained against deferred tax benefits. The effective tax rate was 20.5% and 21.6% for the years ended December 31, 2025 and 2024, respectively.

32

Comparison of Financial Condition at December 31, 2025 and December 31, 2024

Assets. Total assets were $4.5 billion and $4.6 billion at December 31, 2025 and 2024, respectively, a decrease of $49.8 million, or 1.1%, the components of which are discussed below.

Debt Securities Available for Sale. Debt securities available for sale decreased $9.5 million, or 6.2%, to $142.5 million at December 31, 2025. Outside of changes in value, the changes between years were the result of $36.6 million in proceeds from the maturity, call and paydown of securities, partially offset by $23.0 million in purchases. All purchases were residential MBS and consistent with the composition of the existing securities held in the portfolio. The following table illustrates the changes in the fair value of the portfolio.

(Dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
MBS, residential	$ 136,082	$ 144,147	$ (8,065)	(6)%
Municipal bonds	1,826	3,396	(1,570)	(46)
Corporate bonds	4,632	4,468	164	4
Total	$ 142,540	$ 152,011	$ (9,471)	(6)%

The composition and contractual maturities of our debt securities portfolio as of December 31, 2025 is indicated in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Weighted average yields were calculated using amortized cost on a fully-taxable equivalent basis. The Company did not hold any tax-exempt debt securities as of December 31, 2025.

(Dollars in thousands)	1 year or less	Over 1 to 5 years	Over 5 to 10 years	Over 10 years	Total
MBS, residential					
Book value	$ 10,174	$ 29,599	$ 26,057	$ 69,120	$ 134,950
Fair value	10,123	29,720	25,932	70,307	136,082
Weighted average yield	2.71 %	3.33 %	4.08 %	4.16 %	3.85 %
Municipal bonds					
Book value	409	1,434	—	—	1,843
Fair value	408	1,418	—	—	1,826
Weighted average yield	3.58 %	3.85 %	— %	— %	3.79 %
Corporate bonds					
Book value	—	—	5,000	—	5,000
Fair value	—	—	4,632	—	4,632
Weighted average yield	— %	— %	3.38 %	— %	3.38 %
Total					
Book value	$ 10,583	$ 31,033	$ 31,057	$ 69,120	$ 141,793
Fair value	$ 10,531	$ 31,138	$ 30,564	$ 70,307	$ 142,540
Weighted average yield	2.74 %	3.35 %	3.97 %	4.16 %	3.83 %

Total Loans, Net of Deferred Loan Fees and Costs. Loans held for investment totaled $3.6 billion at December 31, 2025, a decrease of $70.1 million, or 1.9%, compared to the balance as of December 31, 2024. The following table illustrates the changes within the portfolio.

(Dollars in thousands)	December 31, 2025	December 31, 2024	Change		% of Total at December 31, 2025	% of Total at December 31, 2024
			$	%		
Commercial real estate loans						
Construction and land development	$ 277,028	$ 274,356	$ 2,672	1 %	8 %	8 %
Commercial real estate - owner occupied	562,049	545,490	16,559	3	16	15
Commercial real estate - non-owner occupied	832,502	866,094	(33,592)	(4)	23	24
Multifamily	110,912	120,425	(9,513)	(8)	3	3
Total commercial real estate loans	1,782,491	1,806,365	(23,874)	(1)	50	50
Commercial loans						
Commercial and industrial	378,686	316,159	62,527	20	10	9
Equipment finance	311,356	406,400	(95,044)	(23)	9	11
Municipal leases	166,396	165,984	412	—	5	5
Total commercial loans	856,438	888,543	(32,105)	(4)	24	25
Residential real estate loans						
Construction and land development	45,617	53,683	(8,066)	(15)	1	1
One-to-four family	633,511	630,391	3,120	—	18	17
HELOCs	217,310	195,288	22,022	11	6	5
Total residential real estate loans	896,438	879,362	17,076	2	25	23
Consumer loans	42,787	74,029	(31,242)	(42)	1	2
Loans, net of deferred loan fees and costs	$ 3,578,154	$ 3,648,299	$ (70,145)	(2)%	100 %	100 %

33

The principal categories of our loan portfolio are discussed below. Commercial Real Estate – Construction and Land Development. We originate residential construction and development loans for the construction of single-family residences, condominiums, townhouses and residential developments. Our commercial construction development loans are for the development of business properties, including multifamily, retail, office/warehouse and office buildings. Our land, lots and development loans are predominately for the purchase or refinance of unimproved land held for future residential development, improved residential lots held for speculative investment purposes and for the future construction of one-to-four family (speculative and pre-sold) or commercial real estate. Unfunded commitments totaled $111.9 million and $48.1 million at December 31, 2025 and 2024, respectively. Land acquisition and development loans are included in the construction and land development loan portfolio and include completed residential lots where the borrower was not the developer, commercial improved and raw land for future development and residential development loans. Residential development loans are made to developers for the purpose of acquiring raw land for the subsequent development and sale of residential lots. Such loans typically finance land purchase and infrastructure development of properties (i.e., roads, utilities, etc.) into residential lots for sale. The end buyer for the majority of these lots are local, regional and national builders for the ultimate construction of residential units. The primary source of repayment is the sale of the lots or improved parcels of land, while personal guarantees may serve as secondary sources. These loans are generally secured by property in our primary market areas. In addition, these loans are secured by a first lien on the property, are generally limited to 65% of the lower of the acquisition price or the appraised value of the unimproved land and 75% of the improved land. Residential acquisition and development loans are generally paid out within three years unless there are multiple phases to the development. The Bank provides funding to a number of builders for the construction of both speculative and pre-sold 1-4 family homes. Speculative construction loans are made to home builders and are termed “speculative” because the home builder does not have, at the time of loan origination, a signed contract with a home buyer who has a commitment for permanent financing with either us or another lender for the finished home. Loans to finance the construction of speculative single-family homes are generally offered to experienced builders with a proven track record of performance. These loans require interest-only payments during the construction phase. Unfunded commitments on these loans were $75.0 million and $67.6 million at December 31, 2025 and 2024, respectively. Both adjustable and fixed rates are offered on commercial construction loans. Adjustable interest rate loans typically include a floor and ceiling interest rate and are indexed to The Wall Street Journal prime rate, plus or minus an interest rate margin. The initial construction period for owner occupied loans is generally limited to 12 to 24 months from the date of origination versus a construction and stabilization period for non-owner occupied loans of 24 to 36 months, both with amortization terms up to 25 years. Construction-to-permanent loans generally include a balloon maturity of five years or less; however, balloon maturities of greater than five years are allowed on a limited basis depending on factors such as property type, amortization term, lease terms, pricing or the availability of credit enhancements. Construction loan proceeds are disbursed based on the percent completion of budget as documented by periodic third-party inspections. The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised post-construction value. Commercial Real Estate Lending, including Multifamily. We originate commercial real estate loans, including loans secured by retail/ wholesale facilities, hotels, industrial facilities, medical and professional buildings, office buildings, churches and multifamily residential properties located primarily in our market areas. The average outstanding loan balance was $1.0 million as of December 31, 2025. Specific to our non-owner occupied portfolio, the outstanding balance of loans secured by offices totaled $97.0 million and $93.7 million as of December 31, 2025 and 2024, respectively. We offer both fixed- and adjustable-rate commercial real estate loans. Our commercial real estate mortgage loans generally include a balloon maturity of five years or less. Amortization terms are generally offered up to 25 years. Adjustable rate-based loans typically include a floor and ceiling interest rate and are indexed to The Wall Street Journal prime rate or the one-month term SOFR, plus or minus an interest rate margin and rates generally adjust daily. The maximum loan-to-value ratio for commercial real estate loans is generally up to 85% on purchases and refinances. Commercial – Commercial and Industrial Loans. Over the last two years, we have intentionally focused on the growth of commercial and industrial loans to businesses located in our primary market areas. These loans are primarily originated as conventional loans to business borrowers, which include lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investments. Loan terms typically vary from one to five years. The interest rates on such loans are either fixed rate or adjustable rate indexed to The Wall Street Journal prime rate plus a margin. We originate commercial business loans made under the SBA 7(a) and USDA B&I programs to small businesses located throughout the country. Loans made by the Bank under the SBA 7(a) and USDA B&I programs generally are made to small businesses to provide working capital needs, to refinance existing debt or to provide funding for the purchase of businesses, real estate, machinery and equipment. These loans generally are secured by a combination of assets that may include receivables, inventory, furniture, fixtures, equipment, business real property, commercial real estate and sometimes additional collateral such as an assignment of life insurance and a lien on personal real estate owned by the guarantor(s). Typical maturities for this type of loan vary up to 25 years and can be 30 years in some circumstances. Under the SBA 7(a) and USDA B&I loan program the loans carry a government guaranty up to 90% of the loan in some cases. SBA 7(a) and USDA B&I loans will normally be adjustable rate loans based upon The Wall Street Journal prime lending rate. Under the loan programs, we will typically sell in the secondary market the guaranteed portion of these loans to generate noninterest income and retain the related unguaranteed portion of these loans. Commercial – Equipment Finance. Our equipment finance line of business offers companies that are purchasing equipment for their business various products to help manage working capital needs, while offering flexible and customizable repayment terms. These products are primarily made up of commercial finance agreements and commercial loans for transportation, construction, healthcare and manufacturing equipment. The loans have terms ranging from 24 to 96 months, with an average of five years, and are secured by the financed equipment. Typical transaction sizes range from $10,000 to $4.0 million, with an average outstanding loan balance of $134,000. 34

Commercial – Municipal Leases. We offer ground and equipment lease financing to fire departments located primarily throughout North Carolina, South Carolina and, to a lesser extent, Virginia. Municipal leases are secured primarily by a ground lease in our name with a sublease to the borrower for a fire station or an equipment lease for fire trucks and firefighting equipment. We originate and underwrite all leases prior to funding. These leases are at a fixed interest rate and may have a term to maturity of up to 20 years. At December 31, 2025, $105.6 million, or 63.5%, of our municipal leases were secured by fire trucks, $54.3 million, or 32.6%, were secured by fire stations, with the remaining $6.5 million, or 3.9%, secured by miscellaneous firefighting equipment and land. At December 31, 2025, the average outstanding municipal lease balance was $436,000. Residential Real Estate – Construction and Land Development. We originate construction-to-permanent loans to homeowners building a residence. In addition, we originate land/lot loans predominately for the purchase or refinance of an improved lot for the construction of a residence to be occupied by the borrower. All of our construction and land/lot loans were made on properties located within our market area. Unfunded loan commitments totaled $38.7 million and $29.8 million at December 31, 2025 and 2024, respectively. Construction-to-permanent loans are made for the construction of a one-to-four family property which is intended to be occupied by the borrower as either a primary or secondary residence. Construction-to-permanent loans are originated to the homeowner rather than the homebuilder and are structured to be converted to a first lien fixed- or adjustable-rate permanent loan at the completion of the construction phase. During the construction phase, which typically lasts six to 12 months, we make periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in monthly draws during the construction period. Loan proceeds are disbursed based on a percentage of completion. Construction-to-permanent loans require payment of interest only during the construction phase. Construction loans may be originated up to 90% of the cost or of the appraised value upon completion, whichever is less; however, we generally do not originate conforming construction loans which exceed an 80% loan-to-value without securing adequate private mortgage insurance. Included in our construction and land/lot loan portfolio are land/lot loans, which are typically loans secured by developed lots in residential subdivisions located in our market areas. We originate these loans to individuals intending to construct their primary or secondary residence on the lot within one year of the origination date. This portfolio may also include loans for the purchase or refinance of unimproved land that is generally less than or equal to five acres and for which the purpose is to commence the improvement of the land and construction of an owner occupied primary or secondary residence within one year of the origination date. Land/lot loans are typically originated in an amount up to 70% of the lower of the purchase price or appraisal, are secured by a first lien on the property, for up to a 20-year term, require payments of interest only and are structured with an adjustable interest rate on terms similar to our one-to-four family residential mortgage loans. Residential Real Estate – One-to-Four Family. We originate loans secured by first mortgages on one-to-four family residences typically for the purchase or refinance of owner occupied primary or secondary residences located primarily in our market areas. We originate both fixed-rate loans and adjustable-rate loans. We generally originate fixed rate mortgage loans with terms greater than 10 years for sale to various secondary market investors, currently on a servicing retained basis. We also originate adjustable-rate mortgage, or ARM, loans which have interest rates that adjust to the average 30-day yield on the SOFR plus a margin. Most of our ARM loans are hybrid loans, which after an initial fixed rate period of one, five, seven or 10 years will convert to an annual adjustable interest rate for the remaining term of the loan. Our ARM loans have terms up to 30 years. Residential Real Estate – Home Equity Lines of Credit. Our HELOCs consist primarily of adjustable-rate lines of credit. The lines of credit may be originated in amounts, together with the amount of the existing first mortgage, typically up to 85% of the value of the property securing the loan (less any prior mortgage loans) with an adjustable-rate based on The Wall Street Journal prime rate plus a margin. HELOCs generally have up to a 10-year draw period and amounts may be reborrowed after payment at any time during the draw period. Once the draw period has lapsed, the payment is amortized over a 15-year period based on the loan balance at that time. Unfunded commitments on these lines of credit, including loans held for sale, totaled $491.2 million and $436.0 million at December 31, 2025 and 2024, respectively. Consumer Lending. Our consumer loans consist of loans secured by deposit accounts or personal property such as automobiles, boats and motorcycles, as well as unsecured consumer debt. This portfolio includes indirect auto finance installment contracts on new and used vehicles sourced through our relationships with automobile dealerships, both manufacturer franchised dealerships and independent dealerships. As a result of our decision to cease indirect auto finance loan originations as of March 31, 2024, the outstanding balance of the indirect auto portfolio declined to $38.3 million at December 31, 2025, a $30.8 million, or 44.5%, decrease compared to the prior year end. 35

The following table details the contractual maturity ranges of our loan portfolio without factoring in scheduled payments or potential prepayments. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income or the ACL. In addition, we have disclosed those loans with predetermined (fixed) and floating interest rates at December 31, 2025.

(Dollars in thousands)	1 Year or Less	After 1 but Within 5 Years	After 5 but Within 15 Years	Over 15 Years	Total
Commercial real estate loans					
Construction and land development	$ 141,728	$ 109,738	$ 25,562	$ —	$ 277,028
Commercial real estate - owner occupied	86,696	288,061	147,296	39,996	562,049
Commercial real estate - non-owner occupied	159,113	552,562	95,177	25,650	832,502
Multifamily	15,989	71,996	20,938	1,989	110,912
Total commercial real estate loans	403,526	1,022,357	288,973	67,635	1,782,491
Commercial loans					
Commercial and industrial	105,493	202,213	69,848	1,132	378,686
Equipment finance	14,241	257,503	39,612	—	311,356
Municipal leases	2,143	31,860	83,990	48,403	166,396
Total commercial loans	121,877	491,576	193,450	49,535	856,438
Residential real estate loans					
Construction and land development	26	134	349	45,108	45,617
One-to-four family	40,466	92,728	60,075	440,242	633,511
HELOCs	716	2,291	6,744	207,559	217,310
Total residential real estate loans	41,208	95,153	67,168	692,909	896,438
Consumer loans	1,688	39,856	952	291	42,787
Loans, net of deferred loan fees and costs	$ 568,299	$ 1,648,942	$ 550,543	$ 810,370	$ 3,578,154
Commercial real estate loans					
Fixed rate loans	$ 225,512	$ 566,621	$ 39,542	$ 4,437	$ 836,112
Adjustable rate loans	178,014	455,736	249,431	63,198	946,379
Commercial loans					
Fixed rate loans	22,275	386,949	148,275	48,822	606,321
Adjustable rate loans	99,602	104,627	45,175	713	250,117
Residential real estate loans					
Fixed rate loans	28,720	76,862	35,579	134,151	275,312
Adjustable rate loans	12,488	18,291	31,589	558,758	621,126
Consumer loans					
Fixed rate loans	1,688	39,856	952	291	42,787
Adjustable rate loans	—	—	—	—	—
Total fixed rate loans	$ 278,195	$ 1,070,288	$ 224,348	$ 187,701	$ 1,760,532
Total adjustable rate loans	$ 290,104	$ 578,654	$ 326,195	$ 622,669	$ 1,817,622

36

Nonperforming Assets. Nonperforming assets include nonaccrual loans and repossessed assets. Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful or other factors involving the loan warrant placing the loan on nonaccrual status. Total nonperforming assets were $44.4 million, or 0.98% of total assets, at December 31, 2025, compared to $28.8 milion, or 0.63% of total assets, at December 31, 2024. The following table sets forth the composition of our nonperforming assets among our different asset categories. (Dollars in thousands) December 31, 2025 December 31, 2024 Nonaccruing loans Commercial real estate Construction and land development $ 381 $ — Commercial real estate - owner occupied 10,467 8,471 Commercial real estate - non-owner occupied 6,566 3,551 Multifamily — 47 Total commercial real estate 17,414 12,069 Commercial Commercial and industrial 9,786 3,487 Equipment finance 6,690 4,666 Municipal leases — — Total commercial 16,476 8,153 Residential real estate Construction and land development — 132 One-to-four family 2,961 2,916 HELOCs 6,523 3,990 Total residential real estate 9,484 7,038 Consumer 402 407 Total nonaccruing loans $ 43,776 $ 27,667 Total repossessed assets 657 1,103 Total nonperforming assets $ 44,433 $ 28,770 Total nonperforming assets as a percentage of total assets 0.98% 0.63 % Total SBA loans included in nonaccrual loans $ 20,647 $ 6,619 Portion of SBA loans fully guaranteed by the SBA 14,885 3,462 Total nonaccruing loans, excluding the balance fully guaranteed by the SBA 28,891 24,205 Total repossessed assets 657 1,103 Total nonperforming assets, excluding the balance fully guaranteed by the SBA $ 29,548 $ 25,308 Total nonperforming assets, excluding the balance fully guaranteed by the SBA, as a percentage of total assets 0.65% 0.55 % SBA loans made up the largest portion of nonperforming assets at $20.6 million and $6.6 million at December 31, 2025 and 2024, respectively. The year-over-year increase of $14.0 million was primarily the result of a management decision to accelerate the repurchase of the sold portion of nonperforming SBA loans (fully guaranteed portion) to simplify the workout process. Of the remaining nonperforming assets, equipment finance loans (concentrated in the transportation sector) made up $6.6 million and $4.6 million, respectively, and HELOCs totaled $6.5 million and $4.0 million, respectively, both at these same dates. The ratio of nonperforming loans to total loans was 1.22% at December 31, 2025 compared to 0.76% at December 31, 2024. When adjusted for the fully guaranteed portion of SBA loans, the ratio of nonperforming loans to total loans was 0.81% at December 31, 2025 compared to 0.67% at December 31, 2024. Allowance for Credit Losses on Loans. The ACL on loans held for investment is a valuation account that reflects our estimation of the credit losses that will result from the inability of our borrowers to make required loan payments. The ACL is maintained through provisions for credit losses that are charged to earnings in the period they are established. We charge losses on loans against the ACL when we believe the collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the ACL. See "Note 1 – Summary of Significant Accounting Policies" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for discussion of our ACL methodology on loans. 37

The following table summarizes the distribution of the ACL by loan category at the dates indicated.

(Dollars in thousands)	December 31, 2025 Allocated Allowance	December 31, 2025 % of Loan Portfolio	December 31, 2025 ACL to Loans	December 31, 2024 Allocated Allowance	December 31, 2024 % of Loan Portfolio	December 31, 2024 ACL to Loans
Commercial real estate						
Construction and land development	$ 3,948	8 %	0.11 %	$ 3,541	8 %	0.10 %
Commercial real estate - owner occupied	5,404	16	0.15	5,465	15	0.15
Commercial real estate - non-owner occupied	8,908	23	0.25	9,074	24	0.25
Multifamily	1,038	3	0.03	1,204	3	0.03
Total commercial real estate	19,298	50	0.54	19,284	50	0.53
Commercial						
Commercial and industrial	4,894	10	0.14	4,837	9	0.13
Equipment finance	8,110	9	0.22	10,090	11	0.28
Municipal leases	327	5	0.01	340	5	0.01
Total commercial	13,331	24	0.37	15,267	25	0.42
Residential real estate						
Construction and land development	307	1	0.01	465	1	0.01
One-to-four family	6,342	18	0.18	7,441	17	0.20
HELOCs	1,843	6	0.05	1,758	5	0.05
Total residential real estate	8,492	25	0.24	9,664	23	0.26
Consumer	358	1	0.01	1,070	2	0.03
Total loans	$ 41,479	100 %	1.16 %	$ 45,285	100 %	1.24 %

(Dollars in thousands)	December 31, 2025 Allocated Allowance	December 31, 2025 ACL to Loans	December 31, 2024 Allocated Allowance	December 31, 2024 ACL to Loans
ACL composition				
Quantitative allocation	$ 22,832	0.64 %	$ 22,330	0.61 %
Qualitative allocation	17,359	0.50	21,880	0.60
Individual allocation	1,288	0.02	1,075	0.03
Total ACL	$ 41,479	1.16 %	$ 45,285	1.24 %

	At or For the Year Ended December 31, 2025	At or For the Year Ended December 31, 2024
Asset quality ratios		
ACL to nonaccruing loans(1)	94.75 %	163.68 %
Net charge-offs to average loans	0.24	0.28

(1) At December 31, 2025, $10.1 million, or 23.2%, of nonaccruing loans were current on their loan payments. At December 31, 2024, $13.0 million, or 47.1%, of nonaccruing loans were current on their loan payments.

The ACL on loans decreased $3.8 million, or 8.4%, during the year ended December 31, 2025. See further discussion of the drivers of the change in the "Comparison of Results of Operations for the Years Ended December 31, 2025 and December 31, 2024 – Provision for Credit Losses" section above.

In an effort to assist customers in their post-Hurricane Helene recovery and clean-up efforts, in the fourth quarter of 2024 we granted payment deferrals of up to six months to provide short-term relief to impacted customers, the outstanding balance of which was $136.0 million at December 31, 2024. In the same year we established a $2.2 million qualitative allocation to address the potential impact of the Hurricane upon our loan portfolio. As of December 31, 2025, the outstanding balance of loans where payment deferrals had been granted declined to $318,000, while $165,000 in charge-offs were recognized which were directly related to Hurricane Helene. As any residual impact of the Hurricane was believed to have now been reflected elsewhere within the ACL, in 2025 we released the $2.2 million qualitative allocation previously established.

Our individually evaluated loans are comprised of loans meeting certain thresholds including those on nonaccrual status. Individually evaluated loans may be evaluated for ACL purposes using either the cash flow or the collateral valuation method. As of December 31, 2025, there were $11.5 million of loans individually evaluated compared to $13.8 million at December 31, 2024.

38

The following table summarizes net charge-offs (recoveries) to average loans outstanding by loan category for the years indicated.

(Dollars in thousands)	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Net Charge-Offs (Recoveries)	Average Loans Outstanding	Net Charge-Off (Recovery) Ratio	Net Charge-Offs (Recoveries)	Average Loans Outstanding	Net Charge-Off (Recovery) Ratio
Commercial real estate	$ 190	$ 1,890,942	0.01 %	$ 343	$ 1,910,402	0.02 %
Commercial	8,567	933,373	0.92	9,667	919,564	1.05
Residential real estate	106	943,292	0.01	(119)	921,207	(0.01)
Consumer	408	55,712	0.73	925	93,811	0.99
Total	$ 9,271	$ 3,823,319	0.24 %	$ 10,816	$ 3,844,984	0.28 %

Liabilities. Total liabilities were $3.9 billion at December 31, 2025, compared to $4.0 billion at December 31, 2024, a decrease of $98.7 million, or 2.4%, the components of which are discussed below.

Deposits. The following table summarizes the composition of our deposit portfolio as of the dates indicated.

(Dollars in thousands)	December 31, 2025	December 31, 2024	$ Change	% Change
Core deposits				
Noninterest-bearing deposits	$ 707,748	$ 680,926	$ 26,822	4 %
NOW accounts	546,387	575,238	(28,851)	(5)
Money market accounts	1,374,635	1,341,995	32,640	2
Savings accounts	171,455	181,317	(9,862)	(5)
Total core deposits	2,800,225	2,779,476	20,749	1
Certificates of deposit	909,772	999,727	(89,955)	(9)
Total	$ 3,709,997	$ 3,779,203	$ (69,206)	(2)%

The following bullet points provide further information regarding the composition of our deposit portfolio as of December 31, 2025:

- The balance of uninsured deposits was $971.5 million, or 26.2% of total deposits, which included $262.0 million of collateralized deposits to municipalities.
- The balance of brokered deposits was $271.3 million, or 7.3% of total deposits.
- Commercial and consumer depositors represented 56% and 44% of total deposits, respectively.
- The average balance of our deposit accounts was $36,000.
- Our largest 25 depositors made up $534.8 million, or 14.4% of total deposits.

Specific to time deposits, we held approximately $198.5 million in uninsured CDs as of December 31, 2025. The uninsured amount is an estimate consistent with the methodology used for the Company's regulatory reporting disclosures.

The following table indicates the amount of our CDs, both within and in excess of the $250,000 FDIC insurance limit, by time remaining until maturity as of December 31, 2025.

(Dollars in thousands)	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
CDs less than $250,000	$ 322,923	$ 250,026	$ 116,819	$ 21,531	$ 711,299
CDs of $250,000 or more	112,942	52,354	27,090	6,087	198,473
Total certificates of deposit	$ 435,865	$ 302,380	$ 143,909	$ 27,618	$ 909,772

Borrowings. Although deposits are our primary source of funds, we may utilize borrowings to manage interest rate risk or as a cost-effective source of funds. Our borrowings typically consist of advances from the FHLB of Atlanta and FRB. We may obtain advances from the FHLB of Atlanta upon the security of certain of our commercial and residential real estate loans and/or securities as well as obtain advances from the FRB upon the security of certain of our commercial and consumer loans. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features.

In addition to borrowings deemed necessary to address funding needs, as a result of our merger with Quantum, we assumed $11.3 million of junior subordinated debentures, which carried a purchase accounting discount of $1.1 million as of December 31, 2025. See "Note 10 – Borrowings" of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for discussion of the origin and terms of the debt.

39

The following tables set forth information regarding our borrowings at the end of and during the periods indicated. Year Ended December 31, (Dollars in thousands) 2025 2024 Average balances Junior subordinated debentures $ 10,167 $ 10,067 FHLB advances 903 24,784 FRB advances 20,145 25,635 Revolving lines of credit — 10,785 Weighted average interest rate Junior subordinated debentures 8.04% 9.22 % FHLB advances 4.57 5.55 FRB advances 4.66 5.41 Revolving lines of credit — 9.12 (Dollars in thousands) December 31, 2025 December 31, 2024 Balance outstanding at end of period Junior subordinated debentures $ 10,220 $ 10,120 FHLB advances — — FRB advances 165,000 188,000 Revolving lines of credit — — Weighted average interest rate Junior subordinated debentures 5.85% 6.51 % FHLB advances — — FRB advances 3.75 4.50 Revolving lines of credit — — All qualifying one-to-four family loans, HELOCs, commercial real estate loans, multifamily loans and FHLB of Atlanta stock are pledged as collateral to secure outstanding FHLB advances while commercial construction loans, indirect auto loans, and equipment and municipal leases are pledged as collateral to secure outstanding FRB advances. At December 31, 2025 and 2024, the Company had the ability to borrow $355.3 million and $315.5 million, respectively, through FHLB advances and $66.3 million and $106.6 million, respectively, through the unused portion of a line of credit with the FRB. At both December 31, 2025 and 2024, the Company maintained revolving lines of credit with four unaffiliated banks, the unused portion of which totaled $165.0 million. Capital Resources Stockholders' equity increased $48.9 million, or 8.9%, to $600.7 million at December 31, 2025 as compared to December 31, 2024. Activity within stockholders' equity included $64.4 million in net income and $5.6 million in share-based compensation and stock option exercises, partially offset by $8.4 million in cash dividends declared and $13.6 million in stock repurchases. In addition, accumulated other comprehensive income improved by $2.3 million due to a reduction in the unrealized loss on available for sale securities due to lower market interest rates. As of December 31, 2025, the Bank was considered "well capitalized" in accordance with its regulatory capital guidelines and exceeded all regulatory capital requirements. See “Business – How We are Regulated” included in Item 1 and “Note 18 – Regulatory Capital Matters” of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional details on our capital requirements. Liquidity Management Management maintains a liquidity position that it believes will adequately provide for funding of loan demand and deposit run-off that may occur in the normal course of business. We rely on a number of different sources in order to meet our potential liquidity demands. The primary sources are increases in deposit accounts, wholesale borrowings and cash flows from loan payments and the securities portfolio. In addition to these primary sources of funds, management has several secondary sources available to meet potential funding requirements as outlined in the "Comparison of Financial Condition at December 31, 2025 and December 31, 2024 – Borrowings" section above. Additionally, we classify our securities portfolio as available for sale, providing an additional source of liquidity. Management believes that our securities portfolio is of high quality, of short duration, and the securities would therefore be readily marketable. In addition, we have historically sold fixed-rate mortgage loans in the secondary market to reduce interest rate risk and to create still another source of liquidity. From time to time we also utilize brokered time deposits to supplement our other sources of funds. Brokered time deposits are obtained by utilizing an outside broker that is paid a fee. This funding requires advance notification to structure the type of deposit desired by us. Brokered deposits can vary in term from one month to several years and have the benefit of being a source of longer-term funding. We also utilize brokered deposits to help manage interest rate risk by extending the term to repricing of our liabilities, enhance our liquidity and fund asset growth. Brokered deposits are typically from outside our primary market areas, and our brokered deposit levels may vary from time to time depending on competitive interest rate conditions and other factors. At December 31, 2025, brokered deposits totaled $271.3 million, or 7.3% of total deposits. Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending 40 products and debt securities, including MBS. On a stand-alone level we are a separate legal entity from the Bank and must provide for our own liquidity and pay our own operating expenses. Our primary source of funds consists of dividends or capital distributions from the Bank, although there are regulatory restrictions on the ability of the Bank to pay dividends. At December 31, 2025, we (on an unconsolidated basis) had liquid assets of $8.3 million. At the Bank level, we use our sources of funds primarily to meet our ongoing commitments, pay maturing deposits and fund withdrawals and to fund loan commitments. At December 31, 2025, the total approved loan commitments and unused lines of credit outstanding amounted to $347.6 million and $831.3 million, respectively, as compared to $230.5 million and $712.3 million as of December 31, 2024. Certificates of deposit scheduled to mature in one year or less at December 31, 2025 totaled $882.2 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this strategy, we believe that a majority of maturing deposits will be retained. Off-Balance Sheet Activities In the normal course of operations, we engage in a variety of financial transactions that are not recorded in our financial statements, mainly to manage customers' requests for funding. These transactions primarily take the form of loan commitments and lines of credit and involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. For further information, see “Note 17 – Commitments and Contingencies” of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. Asset/Liability Management and Interest Rate Risk Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. How We Measure Our Risk of Interest Rate Changes. As part of our process to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on market conditions, their payment streams and interest rates, the timing of their maturities, their sensitivity to actual or potential changes in market interest rates and interest rate sensitivities of our non-maturity deposits with respect to interest rates paid and the level of balances. The Board of Directors sets the asset and liability policy of HomeTrust Bank, which is implemented by management and an asset/liability committee whose members include certain members of senior management. The purpose of this committee is to communicate, coordinate and control asset/liability management consistent with our business plan and Board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The committee generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The committee recommends strategy changes based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Asset/Liability Committee of the Board of Directors at least quarterly. Among the techniques we have used at various times to manage interest rate risk are: (i) increasing our portfolio of hybrid and adjustable-rate one-to-four family residential loans and commercial loans; (ii) maintaining a strong capital position, which provides for a favorable level of interest-earning assets relative to interest-bearing liabilities; and (iii) emphasizing less interest rate sensitive and lower-costing “core deposits.” We also maintain a portfolio of short-term or adjustable-rate assets and use fixed-rate FHLB advances and brokered deposits to extend the term to repricing of our liabilities. We consider the relatively short duration of our loans and deposits in our overall asset/liability management process. As short-term rates increase, we have assets and liabilities that increase with the market. This is reflected in the change in our PVE when rates increase (see the table below). PVE is defined as the net present value of our existing assets and liabilities. In addition, we have historically demonstrated an ability to maintain retail deposits through various interest rate cycles. If local retail deposit rates increase dramatically, we also have access to wholesale funding through our lines of credit with the FHLB and FRB and the brokered deposit market to replace retail deposits, as needed. Depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the committee may in the future determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin. In particular, during certain periods of stable or declining interest rates, we believe that the increased net interest income resulting from a mismatch in the maturity of our assets and liabilities portfolios may provide high enough returns to justify increased exposure to sudden and unexpected increases in interest rates. As a result of this philosophy, our results of operations and the economic value of our equity will remain vulnerable to increases in interest rates and to declines due to differences between long- and short- term interest rates. The committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and our PVE. The committee also evaluates these impacts against the potential changes in net interest income and market value of our portfolio equity that are monitored by the Board of Directors of HomeTrust Bank generally on a quarterly basis. Our asset/liability management strategy sets limits on the change in PVE given certain changes in interest rates. The table presented here, as of December 31, 2025, is forward-looking information about our sensitivity to changes in interest rates. The table incorporates data from an independent service, as it relates to maturity repricing and repayment/withdrawal of interest-earning assets and interest-bearing liabilities. Interest rate risk is measured by changes in PVE for instantaneous parallel shifts in the yield curve up and down 400 basis points. Overall, our interest rate sensitivity is very low with minimal changes to our PVE with rate increases or smaller rate decreases. Loans with interest rate 41 floors assist in maintaining our net interest income when rates decrease. If larger rate decreases occur, our PVE decreases more as lower rate deposit accounts will not reprice lower than zero, causing our net interest margin to shrink. As of December 31, 2025, our loans with interest rate floors totaled approximately $744.9 million, or 20.8% of our total loan portfolio, and had a weighted average floor rate of 5.03%, of which $155.1 million were at their floor rate.

	December 31, 2025			
	Present Value Equity (Dollars in Thousands)			
Change in Interest Rates in Basis Points	Amount	$ Change	% Change	PVE Ratio
+ 400	$ 1,161,148	$ 99,426	9 %	27 %
+ 300	1,146,589	84,867	8	26
+ 200	1,126,005	64,283	6	25
+ 100	1,098,347	36,625	3	25
Base	1,061,722	—	—	23
- 100	1,013,695	(48,027)	(5)	22
- 200	950,660	(111,062)	(10)	20
- 300	853,786	(207,936)	(20)	18
- 400	758,572	(303,150)	(29)	16

In evaluating our exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring our exposure to interest rate risk.

The Board of Directors and management of HomeTrust Bank believe that certain factors afford HomeTrust Bank the ability to operate successfully despite its exposure to interest rate risk. HomeTrust Bank may manage its interest rate risk by originating and retaining adjustable rate loans in its portfolio, by borrowing from the FHLB to match the duration of our funding to the duration of originated fixed rate one-to-four family and commercial loans held in portfolio and by selling on an ongoing basis certain currently originated longer term fixed rate one-to-four family real estate loans.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, investing, deposit and borrowings activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks that we manage in the normal course of business, such as credit quality and liquidity, management considers interest rate risk to be a significant market risk that could have a potentially material effect on our financial condition and results of operations. The information contained above in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset Liability Management and Interest Rate Risk" in this Form 10-K is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

42

Report of Independent Registered Public Accounting Firm Stockholders and the Board of Directors of HomeTrust Bancshares, Inc. and Subsidiary Asheville, North Carolina Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheet of HomeTrust Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2025, the related consolidated statement of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance for Credit Losses on Loans – Qualitative Reserve Adjustments As described in Note 1 and Note 6 to the consolidated financial statements, the Company’s allowance for credit losses on loans (“ACL”) was $41.5 million as of December 31, 2025. The allowance is estimated by management using information about past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. For collectively evaluated loans that share similar risk characteristics, the Company uses a discounted cash flow method for each loan in a pool, and the results are aggregated at the pool level. A periodic tendency to default and absolute loss given default are applied to a projective model of the pool’s cash flows while considering prepayment and principal curtailment effects. Management considers the historical loss experience of both the Company and its peers in its assessment of estimated credit losses to determine the ACL and has incorporated macroeconomic drivers using a statistical regression modeling methodology, where considered 43 appropriate, to adjust historical loss information for current conditions and reasonable and supportable forecasts. Included in management’s systematic methodology is consideration of the need to qualitatively adjust the ACL for risks not already incorporated within the loss estimation process. We identified the qualitative reserve adjustments for economic conditions included in the ACL as a critical audit matter. The principal considerations for our determination included the high degree of auditor judgment and subjectivity and high degree of audit effort, including specialized skills and knowledge, in auditing management’s identification and measurement of qualitative reserve adjustments for economic conditions. The primary procedures we performed to address this critical audit matter included: • We obtained an understanding of the Company’s model and process for determining the ACL, and evaluated the design and operating effectiveness of controls relating to the ACL, including: ◦ Controls over management’s qualitative reserve adjustment framework and review and approval of the ACL, including management’s estimation of qualitative reserve adjustments for economic conditions applied within the qualitative framework to address risks not already incorporated within the quantitative model, and ◦ Controls over the relevance and reliability of data input into the model used to determine the ACL. • We evaluated the reasonableness and adequacy of management’s qualitative reserve adjustment framework, including testing management’s identification of risks not already incorporated within the model, the application of qualitative reserve adjustments within the framework, and assessing the relevance and reliability of data utilized in development of the qualitative reserve adjustments. • We evaluated management’s judgments and assumptions related to the qualitative reserve adjustments for reasonableness by assessing relevant trends in credit quality and evaluating the relationship of the trends to the qualitative reserve adjustments applied to the ACL. /s/ Crowe LLP We have served as the Company's auditor since 2025. Atlanta, Georgia March 13, 2026 44

Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors HomeTrust Bancshares, Inc. and Subsidiary Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of HomeTrust Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2024, for the six months ended December 31, 2023, and for the year ended June 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, for the six months ended December 31, 2023, and for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Forvis Mazars, LLP We served as the Company's auditor from 2005 to 2025. Atlanta, Georgia March 13, 2025 45

December 31, 2025 December 31, 2024 Assets Cash $ 14,411 $ 18,778 Interest-bearing deposits 310,281 260,441 Cash and cash equivalents 324,692 279,219 Certificates of deposit in other banks 18,841 28,538 Debt securities available for sale, at fair value (amortized cost of $141,793 and $154,199 at December 31, 2025 and December 31, 2024, respectively) 142,540 152,011 FHLB and FRB stock 13,636 13,630 SBIC investments 18,818 15,117 Loans held for sale, at fair value 7,005 4,144 Loans held for sale, at lower of cost or fair value 198,688 202,018 Loans, net of deferred loan fees and costs 3,578,154 3,648,299 Allowance for credit losses – loans (41,479) (45,285) Loans, net 3,536,675 3,603,014 Premises and equipment, net 62,400 69,872 Accrued interest receivable 15,973 18,336 Deferred income taxes, net 9,922 10,735 BOLI 93,930 90,868 Goodwill 34,111 34,111 Core deposit intangibles, net 4,848 6,595 Other assets 63,556 67,222 Total assets $ 4,545,635 $ 4,595,430 Liabilities and stockholders’ equity Liabilities Deposits $ 3,709,997 $ 3,779,203 Junior subordinated debt 10,220 10,120 Borrowings 165,000 188,000 Other liabilities 59,728 66,349 Total liabilities 3,944,945 4,043,672 Commitments and contingencies – see Note 17 Stockholders’ equity Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding — — Common stock, $0.01 par value, 60,000,000 shares authorized, 17,286,289 and 17,527,709 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively 173 175 Additional paid in capital 166,856 176,693 Retained earnings 436,524 380,541 Unearned ESOP shares (3,438) (3,966) Accumulated other comprehensive income (loss) 575 (1,685) Total stockholders’ equity 600,690 551,758 Total liabilities and stockholders’ equity $ 4,545,635 $ 4,595,430 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Balance Sheets (Dollars in thousands, except per share data) 46

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Income
(Dollars in thousands, except per share data)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Interest and dividend income				
Loans	$ 240,399	$ 247,642	$ 118,565	$ 176,270
Commercial paper, net	—	—	—	1,300
Debt securities available for sale	6,706	6,045	2,516	4,350
Other investments and interest-bearing deposits	9,033	7,929	3,603	5,206
Total interest and dividend income	256,138	261,616	124,684	187,126
Interest expense				
Deposits	77,602	87,438	34,261	25,524
Junior subordinated debt	817	928	475	327
Borrowings	981	3,746	5,408	3,860
Total interest expense	79,400	92,112	40,144	29,711
Net interest income	176,738	169,504	84,540	157,415
Provision for credit losses	6,938	7,545	5,930	15,392
Net interest income after provision for credit losses	169,800	161,959	78,610	142,023
Noninterest income				
Service charges and fees on deposit accounts	9,807	9,165	4,686	9,510
Loan income and fees	2,772	2,737	982	2,571
Gain on sale of loans held for sale	7,668	6,253	2,330	5,608
BOLI income	3,552	4,312	3,901	2,116
Operating lease income	7,064	7,346	3,377	5,471
Gain on sale of branches	1,448	—	—	—
Gain (loss) on sale of premises and equipment	93	(9)	(248)	2,097
Other	3,927	3,645	1,847	3,677
Total noninterest income	36,331	33,449	16,875	31,050
Noninterest expense				
Salaries and employee benefits	72,956	67,900	32,770	62,221
Occupancy expense, net	10,021	9,768	4,932	9,891
Computer services	10,653	12,506	6,175	11,772
Operating lease depreciation expense	7,009	7,734	2,876	4,873
Telecom, postage and supplies	2,188	2,253	1,255	2,468
Marketing and advertising	1,879	1,893	1,112	2,139
Deposit insurance premiums	1,935	2,230	1,419	2,249
Core deposit intangible amortization	1,747	2,463	1,719	1,525
Merger-related expenses	—	—	—	5,465
Contract renewal consulting fee	—	2,965	—	—
Other	16,788	15,785	7,544	13,306
Total noninterest expense	125,176	125,497	59,802	115,909
Income before income taxes	80,955	69,911	35,683	57,164
Income tax expense	16,591	15,106	7,386	12,560
Net income	$ 64,364	$ 54,805	$ 28,297	$ 44,604
Per share data				
Net income per common share				
Basic	$ 3.75	$ 3.21	$ 1.67	$ 2.82
Diluted	$ 3.72	$ 3.20	$ 1.67	$ 2.80
Average shares outstanding				
Basic	16,987,894	16,914,741	16,806,273	15,698,618
Diluted	17,106,783	16,977,330	16,814,176	15,781,506

The accompanying notes are an integral part of these consolidated financial statements.

47

Year Ended December 31, Six Months Ended December 31, 2023 Year Ended June 30, 2023 2025 2024 Net income $ 64,364 $ 54,805 $ 28,297 $ 44,604 Other comprehensive income (loss) Unrealized holding gains (losses) on debt securities available for sale Gains (losses) arising during the period 2,935 (174) 3,311 (2,204) Deferred income tax (expense) benefit (675) 40 (762) 507 Total other comprehensive gain (loss) 2,260 (134) 2,549 (1,697) Comprehensive income $ 66,624 $ 54,671 $ 30,846 $ 42,907 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Comprehensive Income (Dollars in thousands) 48

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands)

	Common Stock		Additional Paid In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance at June 30, 2022	15,591,466	$ 156	$ 126,106	$ 270,276	$ (5,290)	$ (2,403)	$ 388,845
Net income	—	—	—	44,604	—	—	44,604
Cash dividends declared on common stock, $0.39/common share	—	—	—	(6,229)	—	—	(6,229)
Forfeited restricted stock	(10,090)	—	—	—	—	—	—
Retired stock	(13,145)	—	(344)	—	—	—	(344)
Granted restricted stock	57,839	—	—	—	—	—	—
Stock issued for RSUs	13,861	—	—	—	—	—	—
Exercised stock options	352,096	4	5,136	—	—	—	5,140
Shares issued for Quantum merger	1,374,646	14	37,720	—	—	—	37,734
Share-based compensation expense	—	—	1,854	—	—	—	1,854
ESOP compensation expense	—	—	750	—	529	—	1,279
Other comprehensive loss	—	—	—	—	—	(1,697)	(1,697)
Balance at June 30, 2023	17,366,673	$ 174	$ 171,222	$ 308,651	$ (4,761)	$ (4,100)	$ 471,186
Net income	—	—	—	28,297	—	—	28,297
Cash dividends declared on common stock, $0.21/common share	—	—	—	(3,547)	—	—	(3,547)
Forfeited restricted stock	(2,560)	—	—	—	—	—	—
Retired stock	(6,038)	—	(139)	—	—	—	(139)
Granted restricted stock	1,000	—	—	—	—	—	—
Stock issued for RSUs	18,494	—	—	—	—	—	—
Exercised stock options	9,500	—	152	—	—	—	152
Share-based compensation expense	—	—	755	—	—	—	755
ESOP compensation expense	—	—	376	—	264	—	640
Other comprehensive income	—	—	—	—	—	2,549	2,549
Balance at December 31, 2023	17,387,069	$ 174	$ 172,366	$ 333,401	$ (4,497)	$ (1,551)	$ 499,893
Net income	—	—	—	54,805	—	—	54,805
Cash dividends declared on common stock, $0.45/common share	—	—	—	(7,665)	—	—	(7,665)
Common stock repurchased	(23,483)	—	(645)	—	—	—	(645)
Forfeited restricted stock	(4,424)	—	—	—	—	—	—
Retired stock	(12,751)	—	(365)	—	—	—	(365)
Granted restricted stock	73,502	—	—	—	—	—	—
Stock issued for RSUs	10,683	—	—	—	—	—	—
Exercised stock options	97,113	1	2,436	—	—	—	2,437
Share-based compensation expense	—	—	1,816	—	—	—	1,816
ESOP compensation expense	—	—	1,085	—	531	—	1,616
Other comprehensive loss	—	—	—	—	—	(134)	(134)
Balance at December 31, 2024	17,527,709	$ 175	$ 176,693	$ 380,541	$ (3,966)	$ (1,685)	$ 551,758

49

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity (continued)
(Dollars in thousands)

	Common Stock		Additional Paid In Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2024	17,527,709	$ 175	$ 176,693	$ 380,541	$ (3,966)	$ (1,685)	$ 551,758
Net income	—	—	—	64,364	—	—	64,364
Cash dividends declared on common stock, $0.49/common share	—	—	—	(8,381)	—	—	(8,381)
Common stock repurchased	(334,413)	(3)	(13,609)	—	—	—	(13,612)
Forfeited restricted stock	(3,621)	—	—	—	—	—	—
Retired stock	(31,151)	—	(1,312)	—	—	—	(1,312)
Granted restricted stock	60,329	—	—	—	—	—	—
Stock issued for RSUs	9,996	—	—	—	—	—	—
Exercised stock options	57,440	1	1,434	—	—	—	1,435
Share-based compensation expense	—	—	2,173	—	—	—	2,173
ESOP compensation expense	—	—	1,477	—	528	—	2,005
Other comprehensive income	—	—	—	—	—	2,260	2,260
Balance at December 31, 2025	17,286,289	$ 173	$ 166,856	$ 436,524	$ (3,438)	$ 575	$ 600,690

The accompanying notes are an integral part of these consolidated financial statements.

50

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Operating activities				
Net income	$ 64,364	$ 54,805	$ 28,297	$ 44,604
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Provision for credit losses	6,938	7,545	5,930	15,392
Depreciation and amortization of premises and equipment and equipment for operating leases	11,112	11,638	4,894	9,063
Deferred income tax expense (benefit)	132	1,101	(1,638)	(433)
Net accretion of purchase accounting adjustments on loans	(2,213)	(3,325)	(783)	(1,698)
Net amortization and accretion	3,666	5,397	3,563	4,346
SBIC investments income	(2,611)	(1,731)	(701)	(1,740)
(Gain) loss on sale of premises and equipment	(93)	9	248	(2,097)
Gain on sale of branches	(1,448)	—	—	—
Loss on repossessed assets	383	98	—	89
Loss on previously leased equipment	1,588	1,218	141	451
BOLI income	(3,552)	(4,312)	(3,901)	(2,116)
Gain on sale of loans held for sale	(7,668)	(6,253)	(2,330)	(5,608)
Origination of loans held for sale	(442,664)	(254,082)	(171,273)	(311,198)
Proceeds from sales of loans held for sale	419,697	233,494	130,335	213,482
New deferred loan origination fees (costs), net	1,032	(1,514)	(838)	(2,824)
Amortization of tax credit equity investments	5,139	372	211	240
(Increase) decrease in accrued interest receivable and other assets	(396)	(1,192)	704	1,801
Share-based compensation expense	2,173	1,816	755	1,854
ESOP compensation expense	2,005	1,616	640	1,279
(Decrease) increase in accrued interest payable and other liabilities	(8,094)	(1,264)	1,201	2,225
Net cash provided by (used in) operating activities	49,490	45,436	(4,545)	(32,888)
Investing activities				
Purchase of debt securities available for sale	(22,999)	(52,790)	(17,036)	(81,687)
Proceeds from maturities, calls and paydowns of debt securities available for sale	36,553	28,696	45,928	65,585
Purchases of commercial paper	—	—	—	(210,292)
Proceeds from maturities and calls of commercial paper	—	—	—	406,269
Purchases of CDs in other banks	(1,742)	(6,162)	(6,202)	(18,166)
Proceeds from maturities of CDs in other banks	11,439	12,346	4,632	8,565
Net (purchases) redemptions of FHLB and FRB stock	(6)	4,763	1,815	(9,757)
Net capital (contributions in) distributions from SBIC investments	(1,090)	403	1,839	(429)
Capital contributions in tax credit equity investments	(8,217)	(724)	(241)	(901)
Net decrease (increase) in loans	90,351	4,088	23,039	(313,690)
Purchase of BOLI	(36)	(33)	(31,323)	(109)
Proceeds from redemption of BOLI	2,174	44,334	—	—
Death benefit proceeds from BOLI	526	2,363	5,616	—
Purchase of equipment for operating leases - lessor	(2,550)	(13,703)	(14,025)	(11,333)
Proceeds from sale of equipment for operating leases - lessor	1,410	257	350	—
Purchase of premises and equipment	(4,166)	(3,036)	(431)	(3,420)
Proceeds from sale of premises and equipment and assets held for sale	7,717	—	1,056	8,012
Proceeds from sale of repossessed assets	695	12	—	111
Net cash received in merger	—	—	—	30,601
Net cash provided by (used in) investing activities	110,059	20,814	15,017	(130,641)

51

Year Ended December 31, Six Months Ended December 31, 2023 Year Ended June 30, 20232025 2024 Financing activities Deposits assumed by purchaser through branch sales (34,252) — — — Net increase (decrease) in deposits (34,954) 117,830 60,205 (69,195) Net increase (decrease) in revolving lines of credit — (18,763) (1,500) 20,263 Net increase (decrease) in short-term borrowings (23,000) (227,000) (22,000) 437,000 Repayment of long-term borrowings — — — (24,728) Common stock repurchased (13,612) (645) — — Cash dividends paid (8,381) (7,665) (3,547) (6,229) Retired stock (1,312) (365) (139) (344) Exercised stock options 1,435 2,437 152 5,140 Net cash provided by (used in) financing activities (114,076) (134,171) 33,171 361,907 Net increase (decrease) in cash and cash equivalents 45,473 (67,921) 43,643 198,378 Cash and cash equivalents at beginning of period 279,219 347,140 303,497 105,119 Cash and cash equivalents at end of period $ 324,692 $ 279,219 $ 347,140 $ 303,497 Year Ended December 31, Six Months Ended December 31, 2023 Year Ended June 30, 2023 2025 2024 Supplemental disclosures Cash paid during the period for Interest $ 83,373 $ 90,212 $ 37,331 $ 26,212 Income taxes 19,332 14,004 7,321 7,679 Noncash transactions Unrealized gain (loss) in value of debt securities available for sale, net of income taxes 2,260 (134) 2,549 (1,697) Transfers of loans held for sale to loans held for investment 32,346 22,243 11,671 18,337 Transfers of loans held for investment to repossessed assets 589 1,213 — — Establish receivable for proceeds from redemption of BOLI policies (included in other assets) — — 47,923 — ROU asset and lease liabilities for operating lease accounting 776 — 864 5,179 Transfer of premises and equipment to assets held for sale 7,624 — — — Business combinations Fair value of assets acquired $ — $ — $ — $ 665,090 Fair value of liabilities assumed — — — 610,188 Net assets acquired $ — $ — $ — $ 54,902 The accompanying notes are an integral part of these consolidated financial statements. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Consolidated Statements of Cash Flows (continued) (Dollars in thousands) 52

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

Nature of Operations

The consolidated financial statements presented in this report include the accounts of HomeTrust Bancshares, Inc., a Maryland corporation ("HomeTrust"), and its wholly-owned subsidiary, HomeTrust Bank (the "Bank"). As used throughout this report, the term the "Company" refers to HomeTrust and its consolidated subsidiary, unless the context otherwise requires. HomeTrust is a bank holding company primarily engaged in the business of planning, directing and coordinating the business activities of the Bank. The Bank is a North Carolina state chartered bank and provides a wide range of retail and commercial banking products within its geographic footprint, which includes: North Carolina (the Asheville metropolitan area, the "Piedmont" region, Charlotte and Raleigh/Cary), South Carolina (Greenville and Charleston), East Tennessee (Kingsport/Johnson City and Morristown), Southwest Virginia (the Roanoke Valley) and Georgia (Greater Atlanta).

As a result of its merger with Quantum on February 12, 2023, HomeTrust became the 100% successor owner of the Quantum Capital Statutory Trust II Delaware trust. The sole assets of the trust represent the proceeds of offerings loaned in exchange for subordinated debentures with similar terms to the trust preferred securities.

Principles of Consolidation and Subsidiary Activities

The accompanying consolidated financial statements include the accounts of HomeTrust, the Bank, and its wholly-owned subsidiary, WNCSC, at or for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023. WNCSC owns office buildings in Asheville, North Carolina that are leased to the Bank. All intercompany items have been eliminated.

Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in assessing performance and in deciding how to allocate resources. The Company's designated chief operating decision makers are considered to be both the Chief Executive Officer and Chief Financial Officer.

These individuals use consolidated net income to monitor results, evaluate budget-to-actual variances, perform competitive analyses that benchmark the Company against competitors and determine whether to reinvest earnings in the Company or to deploy capital in other ways to maximize stockholder value. They are regularly provided with consolidated financial information as presented in the Consolidated Statements of Income and Consolidated Balance Sheets to assess performance and decide how to allocate resources on a Company-wide basis. This information is used to monitor the level of revenues generated and expenses incurred in association with the overall administration of the Company's operations. Accordingly, the Company's operations are considered to be aggregated in one reportable operating segment.

Change in Fiscal Year

The Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31, commencing January 1, 2024. As a result of this change, on March 12, 2024, we filed a Transition Report on Form 10-KT for the six-month transition period ended December 31, 2023. The change in fiscal year end is applied on a prospective basis and does not adjust operating results for prior periods. References to our previous fiscal years mean the fiscal years ending on June 30th. The Company's fiscal year 2024 commenced on January 1, 2024. References herein to "Transition Period" refer to the six-month period ended December 31, 2023.

The following table presents certain comparative transition period condensed financial information for the identified periods.

	Six Months Ended December 31,	
		(Unaudited)
(Dollars in thousands, except per share data)	2023	2022
Total interest and dividend income	$ 124,684	$ 77,329
Total interest expense	40,144	5,264
Net interest income	84,540	72,065
Provision for credit losses	5,930	6,227
Net interest income after provision for credit losses	78,610	65,838
Total noninterest income	16,875	15,852
Total noninterest expense	59,802	52,165
Income before income taxes	35,683	29,525
Income tax expense	7,386	6,668
Net income	$ 28,297	$ 22,857
Net income per common share – basic	$ 1.67	$ 1.51
Net income per common share – diluted	$ 1.67	$ 1.50
Net cash provided by (used in) operating activities	$ (4,545)	$ 20,431
Net cash provided by (used in) investing activities	15,017	(36,883)
Net cash provided by financing activities	33,171	76,367
Net increase in cash and cash equivalents	43,643	59,915
Cash and cash equivalents, beginning of period	303,497	105,119
Cash and cash equivalents, end of period	$ 347,140	$ 165,034

53

Reclassifications To maintain consistency and comparability, certain amounts from prior periods have been reclassified to conform to current period presentation with no effect on net income or stockholders' equity as previously reported. Subsequent Events The Company has evaluated subsequent events for recognition and disclosure through March 13, 2026, which is the date the financial statements were available to be issued. Use of Estimates in Financial Statements The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Cash Flows Cash and cash equivalents include cash and interest-bearing deposits with initial terms to maturity of 90 days or less. Net cash flows are reported for customer loan and deposit transactions, FHLB and FRB stock, SBIC investments, revolving lines of credit and short-term borrowings. Commercial Paper Commercial paper includes highly liquid short-term debt of investment graded corporations with maturities less than one year. These instruments are typically purchased at a discount based on prevailing interest rates and do not exceed $15,000 per issuer. Debt Securities Debt securities available for sale are carried at fair value. These securities are used to execute asset/liability management strategies, manage liquidity and leverage capital, and therefore may be sold prior to maturity. Adjustments for unrealized gains or losses, net of the income tax effect, are made to accumulated other comprehensive income (loss), a separate component of total stockholders’ equity. Securities held to maturity are stated at cost, net of unamortized balances of premiums and discounts. When these securities are purchased, the Company intends to and has the ability to hold such securities until maturity. Premiums and discounts are amortized or accreted over the life of the security as an adjustment to yield. Dividend and interest income are recognized when earned. Gains or losses on the sale of securities are recognized on the trade date using the specific identification method. ACL – Available for Sale Securities For available for sale debt securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an ACL on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change; however, if the Company intends to sell an impaired available for sale debt security, or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis. As the security’s amortized cost basis is adjusted to fair value, there is no ACL in such a situation. In evaluating available for sale debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuers’ financial condition, among other factors. Changes in the ACL are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable is excluded from the estimate of credit losses. ACL – Held to Maturity Securities The ACL on held to maturity securities is estimated on a collective basis by major security type. ECLs are estimated using a DCF methodology which considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Accrued interest receivable is excluded from the estimate of credit losses. FHLB and FRB Stock As a requirement for membership, the Bank invests in the stock of both the FHLB of Atlanta and the FRB. No ready market exists for these securities so carrying value, or cost, approximates their fair value based on the redemption provisions of the FHLB of Atlanta and the FRB, respectively. Both cash and stock dividends are reported as income. SBIC Investments SBIC investments are equity interests in limited partnerships which are investments the Company has classified as VIEs, legal entities that either do not have sufficient equity to finance their activities without the support from other parties or whose equity investors lack a controlling financial interest. A controlling financial interest is defined as a group that has the power to direct the activities that most significantly impact the VIEs' economic performance, the obligation to absorb the expected losses or the right to receive the expected residual HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 54 returns. As the Company is not the primary beneficiary, nor does it hold a controlling interest in the VIEs, these investments have not been consolidated. SBIC investments are accounted for using the net asset value practical expedient as provided in the financial statements received from the SBICs. The Company's share of earnings is included in interest and dividend income with a one-quarter lag period. Loans Held for Sale Residential mortgages originated and intended for sale in the secondary market through mandatory delivery contracts are recorded at fair value (fair value option elected). Fair value includes the servicing value of the loans as well as any accrued interest, with changes in value recorded through the gain on sale of loans held for sale. Conversely, residential mortgages originated and intended for sale in the secondary market on a best efforts basis are sold with servicing released and carried at the lower of cost or fair value as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. The Company originates loans guaranteed by the SBA for the purchase of businesses, business startups, business expansion, equipment and working capital. All SBA loans are underwritten and documented as prescribed by the SBA. SBA loans are generally fully amortizing and have maturity dates and amortizations of up to 25 years. SBA loans are classified as held for sale and are carried at the lower of cost or fair value. The guaranteed portion of the loan is typically sold in the secondary market and the servicing rights are retained. A gain is recorded for any premium received in excess of the carrying value of the net assets transferred in the sale and is included in the gain on sale of loans held for sale. The portion of SBA loans that are retained are adjusted to fair value and reclassified to total loans, net of deferred loan fees and costs (loans held for investment). The net value of the retained loans is included in the appropriate loan classification for disclosure purposes. HELOCs held for sale are originated through a third-party in various states outside the Company's geographic footprint, but are underwritten to the Company's underwriting guidelines. The loans are generally held for sale by the Company over a 90 to 180 day period and are serviced by the third-party. The loans are marketed by the third-party to investors in pools and once sold the Company recognizes a gain or loss on the sale which is recorded through the gain on sale of loans held for sale. Loans Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at their outstanding principal amount, less unearned income and deferred nonrefundable loan fees, net of certain origination costs. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance on the consolidated balance sheets. Interest income is recorded as earned on an accrual basis based on the contractual rate and the outstanding balance, except for nonaccruing loans where interest is recorded as earned on a cash basis. Net deferred loan origination fees/ costs are deferred and amortized to interest income over the life of the related loan. The Company’s policies related to when loans are placed on nonaccruing status conform to guidelines prescribed by bank regulatory authorities. Generally, the Company suspends the accrual of interest on loans (i) that are maintained on a cash basis because of the deterioration of the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected (impaired loans) or (iii) on which principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. Under the Company’s cost recovery method, interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest, which is generally confirmed when the loan demonstrates performance for six consecutive months or payment cycles. ACL – Loans and Leases The ACL reflects management’s estimate of losses that will result from the inability of its borrowers to make required loan payments. ECLs are reflected in the ACL through a provision for credit losses. Management records loans charged off against the ACL and subsequent recoveries, if any, increase the ACL when they are recognized. Management uses a systematic methodology to determine its ACL for loans held for investment and certain off-balance sheet credit exposures. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loan portfolio. Management considers the effects of past events, current conditions and reasonable and supportable forecasts on the collectability of the loan portfolio. The Company has identified the following loan pools with similar risk characteristics for measuring ECLs: Commercial real estate – This category of loans consists of the following loan types: Construction and land development – These loans finance the ground up construction, improvement, carrying for sale and loans secured by raw or improved land. The repayment of construction loans is generally dependent upon the successful completion of the improvements by the builder for the end user, or sale of the property to a third-party. Commercial real estate – owner and non-owner occupied – These loans include real estate loans for a variety of commercial property types and purposes, including those secured by commercial office or industrial buildings, warehouses, retail buildings and various special purpose properties. Multifamily – These are investment real estate loans, primarily secured by non-owner occupied apartment or multifamily residential buildings. Generally, these types of loans are thought to involve a greater degree of credit risk than owner occupied commercial real estate as they are more sensitive to adverse economic conditions. Commercial – This category of loans consists of the following loan types: Commercial and industrial – These loans are for commercial, corporate and business purposes across a variety of industries. These loans include general commercial and industrial loans, loans to purchase capital equipment and other business loans for working capital and operational purposes. These loans are generally secured by accounts receivable, inventory and other business assets. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 55

Equipment finance – These loans are primarily made up of commercial finance agreements and commercial leases provided by our Equipment Finance line of business, primarily for transportation, construction, healthcare and manufacturing equipment. These loans have average terms of five years or less and are secured by the financed equipment. Municipal leases – These loans are primarily made to fire departments and depend on the tax revenues received from the applicable county or municipality. These leases are mainly secured by vehicles, fire stations, land or equipment. Residential real estate – This category of loans consists of the following loan types: Construction and land development – These loans are to individuals and are typically secured by a one-to-four family residential property under construction or undeveloped or partially developed land in anticipation of the construction of a personal residence. One-to-four family – These loans are to individuals and are typically secured by one-to-four family residential property. HELOCs – These loans include both loans originated by the Company and those purchased from a third-party and are often secured by second liens on residential real estate. Consumer – Consumer loans include loans secured by deposit accounts or personal property such as automobiles, boats and motorcycles, as well as unsecured consumer debt. For collectively evaluated loans, the Company uses a DCF method for each loan in a pool, and the results are aggregated at the pool level. A periodic tendency to default and absolute loss given default are applied to a projective model of the pool’s cash flows while considering prepayment and principal curtailment effects. The analysis produces expected cash flows for each instrument in the pool by pairing loan-level term information (maturity date, payment amount, interest rate, etc.) with top-down pool assumptions (default rates and prepayment speeds). Management considers the historical loss experience of both the Company and its peers in its assessment of ECLs to determine the ACL. The Company utilized peer call report data to measure historical credit loss experience with similar risk characteristics within the segments over an economic cycle. Management reviewed the historical loss information to appropriately adjust for differences in current asset specific risk characteristics. Management also considered further adjustments to historical loss information for current conditions and reasonable and supportable forecasts that differ from the conditions that existed for the period over which historical information was evaluated. For collectively evaluated loans, the Company has incorporated a combination of two macroeconomic drivers using a statistical regression modeling methodology: the national unemployment rate and one-year change in national real gross domestic product. The macroeconomic drivers utilized vary by loan segment, although the national unemployment rate is incorporated for the majority of the segments. Due to the low loss rates of municipal leases and the expectation of them remaining low, management has elected to separately pool these loans. Management has elected to use readily available municipal default rates and loss given defaults in order to calculate ECLs. Management considers forward-looking information in estimating ECLs. The Company uses both Fannie Mae and Federal Reserve Bank quarterly economic forecast data which are baseline outlooks for the United States economy. For the contractual term that extends beyond the reasonable and supportable forecast period, the Company reverts to historical loss information within four quarters using a straight-line approach. Management may apply different reversion techniques depending on the economic environment for the financial asset portfolio and as of the current period has utilized a linear reversion technique. Included in its systematic methodology to determine its ACL for loans held for investment and certain off-balance sheet credit exposures, management considers the need to qualitatively adjust ECLs for risks not already captured in the loss estimation process. These qualitative adjustments can either increase or decrease the quantitative model estimation (i.e., formulaic model results). Each period the Company considers qualitative factors that are relevant within the qualitative framework consistent with the regulatory interagency policy statement on the ACL. When a loan no longer shares similar risk characteristics with its segment, the asset is assessed to determine whether it should be included in another pool or should be individually evaluated, which includes consideration of the materiality of the loan. Generally, individually evaluated loans are on nonaccrual status. The ECLs on individually evaluated loans will be estimated based on a DCF analysis unless the loan meets the criteria for use of the fair value of collateral, either by virtue of an expected foreclosure or through meeting the definition of collateral dependent. Financial assets that have been individually evaluated can be returned to a pool for purposes of calculating estimated credit loss insofar as their credit profile improves and that the repayment terms are not considered to be unique to the asset. Management identifies loans as modifications to borrowers experiencing financial difficulty when a borrower is experiencing financial difficulties and the Company has altered the cash flow of the loan as part of a modification or in the loan renewal process. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of the borrower's debt in the foreseeable future without the modification. This evaluation is performed in accordance with the Company’s internal underwriting policy. The starting point for the estimate of the ACL is historical loss information, which includes losses from modifications of loans to borrowers experiencing financial difficulty. As a result, the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ACL and a change to the ACL is generally not recorded upon modification. When principal forgiveness is provided, however, the amount of forgiveness is charged off against the ACL. Acquired Loans Acquired loans are recorded at fair value at the date of acquisition based on a DCF methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of loan and whether or not the loan was amortizing, and a discount rate reflecting the Company’s assessment of risk inherent in the cash flow estimates. Certain larger purchased loans are individually evaluated while certain purchased loans are grouped together according to similar risk characteristics and are treated in the aggregate when applying various valuation techniques. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 56

Loans acquired in a business combination that have experienced more-than-insignificant deterioration in credit quality since origination are considered PCD loans. At the acquisition date, an estimate of ECLs is made for groups of PCD loans with similar risk characteristics and individual PCD loans without similar risk characteristics. This initial ACL is allocated to individual PCD loans and added to the purchase price or acquisition date fair values to establish the initial amortized cost basis of the PCD loans. As the initial ACL is added to the purchase price, there is no credit loss expense recognized upon acquisition of a PCD loan. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors and results in a discount or premium. Discounts and premiums are recognized through interest income on a level-yield method over the life of the loans. For acquired loans not deemed purchased credit deteriorated at acquisition, the differences between the initial fair value and the unpaid principal balance are recognized as interest income on a level-yield basis over the lives of the related loans. At the acquisition date, an initial ACL is estimated and recorded as credit loss expense. The subsequent measurement of ECLs for all acquired loans is the same as the subsequent measurement of ECLs for originated loans. Loan Commitments and ACL on Off-Balance Sheet Credit Exposures Financial instruments include off-balance sheet credit instruments, such as undisbursed portions of construction loans, commitments to originate loans, unused lines of credit and standby letters of credit. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded. The Company records an ACL on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancellable, through a provision for credit losses charged against earnings. The ACL on these exposures is estimated by loan segment at each balance sheet date under the CECL model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included in other liabilities on the Company’s consolidated balance sheets. Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Maintenance and repair costs are expensed as incurred. Obligations under capital leases are amortized using the interest method to allocate payments between principal reduction and interest expense. Repossessed Assets Repossessed assets are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of real property collateralizing a loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If the fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed. Bank Owned Life Insurance The Company has purchased life insurance policies on certain key officers. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Business Combinations The Company uses the acquisition method of accounting for all business combinations. An acquirer must be identified for each business combination, and the acquisition date is the date the acquirer achieves control. The acquisition method of accounting requires the Company as acquirer to recognize the fair value of assets acquired and liabilities assumed at the acquisition date as well as recognize goodwill or a gain from a bargain purchase, if appropriate. Any acquisition-related costs and restructuring costs are recognized as period expenses as incurred. Goodwill Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed in a business combination. Goodwill has an indefinite useful life and is evaluated for impairment annually in the fourth quarter of our fiscal year or more frequently if events and circumstances indicate that the asset might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining the need to perform the test for goodwill impairment (the qualitative method). If the qualitative method cannot be used or if the Company determines, based on the qualitative method, that the fair value is more likely than not less than the carrying amount, the Company compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the Company will record an impairment charge based on that difference. Our annual goodwill impairment test, the timing of which was adjusted to occur within the six-month transition period, did not identify any impairment for the years ended December 31, 2025 and 2024 or the six months ended December 31, 2023. Core Deposit Intangibles Core deposit intangibles represent the estimated value of long-term deposit relationships acquired in business combinations. These core deposit premiums are amortized using an accelerated method over the estimated useful lives of the related deposits, typically between five and 10 years. The estimated useful lives are periodically reviewed for reasonableness. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 57

Servicing Rights When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within loan income and fees on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing fee income, which is reported on the income statement as loan income and fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. Revenue from Contracts with Customers The Company records revenue from contracts with customers in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods. The Company’s primary sources of revenue are derived from interest and dividends earned on loans, investment securities and other financial instruments that are not within the scope of Topic 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Income was not necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed, charged either on a periodic basis or based on activity. Since performance obligations are satisfied as services are rendered and the transaction prices are fixed, the Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affect the determination of the amount and timing of revenue from contracts with customers. Stock-Based Compensation The Company issues restricted stock, restricted stock units and stock options under the HomeTrust Bancshares, Inc. 2022 Omnibus Incentive Plan (“2022 Omnibus Incentive Plan”) to key officers and outside directors. In accordance with the requirements of the FASB ASC 718, "Compensation – Stock Compensation," the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured based on the fair value of the award as of the grant date and recognized over the vesting period. The Company accounts for forfeitures as they occur. Comprehensive Income Comprehensive income consists of net income and net unrealized gains (losses) on debt securities available for sale and is presented in the Consolidated Statements of Comprehensive Income. Income Taxes The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based upon available evidence. See "Note 12 – Income Taxes" for additional information. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in its respective federal or state income taxes accounts. As of December 31, 2025 and 2024, there were no accruals for uncertain tax positions and no interest or penalties were accrued. Derivative Instruments and Hedging The Company holds and issues derivative financial instruments such as IRLCs and other forward sale commitments. IRLCs are subject to pricing risk primarily related to fluctuations in market interest rates. To hedge the interest rate risk on certain IRLCs, the Company uses forward sale commitments such as TBAs or mandatory delivery commitments with investors. Management expects these forward sale commitments to experience changes in fair value opposite to the changes in fair value of the IRLCs, thereby reducing earnings volatility. Forward sale commitments are also used to hedge the interest rate risk on mortgage loans held for sale that are not committed to investors and still subject to price risk. If the mandatory delivery commitments are not fulfilled, the Company pays a pair-off fee. Best effort forward sale commitments are also executed with investors, whereby certain loans are locked with a borrower and simultaneously committed to an investor at a fixed price. If the best effort IRLC does not fund, there is no obligation to fulfill the investor commitment. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 58

The Company considers various factors and strategies in determining what portion of the IRLCs and uncommitted mortgage loans held for sale to economically hedge. All derivative instruments are recognized as other assets or other liabilities on the consolidated statements of financial condition at their fair value. Changes in the fair value of the derivative instruments and gains and losses resulting from the pairing- out of forward sale commitments are recognized in the gain on sale of loans held for sale on the consolidated statements of income in the period in which they occur. The Company accounts for all derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting. Net Income per Share Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the year, less the average number of nonvested restricted stock awards. Diluted EPS reflects the potential dilution from the issuance of additional shares of common stock caused by the exercise of stock options and restricted stock awards. In addition, nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. ESOP shares are considered outstanding for basic and diluted EPS when the shares are committed to be released. Net income is allocated between the common stock and participating securities pursuant to the two-class method, based on their rights to receive dividends, participate in earnings, or absorb losses. See "Note 16 – Net Income per Share" for further discussion on the Company’s EPS. 2. Recent Accounting Pronouncements Adoption of New Accounting Standards ASU 2022-02, "Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." This ASU eliminates the TDR recognition and measurement guidance and requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The amendment also adjusts the disclosures related to modifications and requires entities to disclose current-period gross write-offs by year of origination within the existing vintage disclosures. The Company adopted the standard using the modified retrospective transition method on July 1, 2023. The adoption of this ASU did not have a material impact on the Company's ACL, but as a result of the elimination of the concept of troubled debt restructurings, the balance of individually evaluated loans decreased by $1.9 million. The changes to financial statement disclosures have been reflected in this filing, specifically "Note 6 – Loans and Allowance for Credit Losses on Loans". ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." In November 2023, the FASB issued ASU 2023-07 which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. Public entities are required to disclose other segment items for each reportable segment and provide a description of its composition. Significant expense categories are derived from expenses that are regularly reported to an entity's chief operating decision- makers and included in a segments' reported measures of profit or loss. In addition, the ASU requires an entity to disclose the title and position of the chief operating decision-maker and explain how the chief operating decision-maker uses the reported measures of profit or loss to assess segment performance. Lastly, ASU 2023-07 also requires interim disclosures of certain segment-related disclosures that previously were required only on an annual basis and clarifies that entities with a single reportable segment are subject to both new and existing segment reporting requirements under Topic 280. The Company adopted the standard on a retrospective basis on January 1, 2024. The changes to the financial statement disclosures have been reflected in this filing, specifically "Note 1 – Summary of Significant Accounting Policies". ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." In December 2023, the FASB issued ASU 2023-09 which requires entities to disclose more detailed information in the reconciliation of their statutory tax rate to their effective tax rate. The ASU also requires entities to disclose more detailed information about income taxes paid, including by jurisdiction. The Company adopted the standard on a prospective basis on January 1, 2025. The changes to the financial statement disclosures have been reflected in this filing, specifically "Note 12 – Income Taxes". Newly Issued but Not Yet Effective Accounting Standards ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." In November 2024, the FASB issued ASU 2024-03 which requires entities to disclose more detailed information about certain costs and expenses related to purchases of inventory, employee compensation, depreciation and intangible asset amortization amongst other items. This ASU is effective for public business entities for annual reporting periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The adoption of the provisions of ASU 2024-03 is not expected to have an impact on the Company's operating results or financial condition, but will impact disclosures. ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." In September 2025, the FASB issued ASU 2025-06 which removes all references to prescriptive and sequential software development stages (i.e., project stages), instead requiring an entity to start capitalizing software costs when both of the following occur: 1) management has authorized and committed to funding the software project, and 2) it is probable that the project will be completed and the software will be used to perform the intended function. This ASU is effective for public business entities for interim and annual reporting periods beginning after December 15, 2027. The adoption of the provisions of ASU 2025-06 is not expected to have a material effect on the Company's operating results or financial condition. ASU 2025-08, "Financial Instruments—Credit Losses (Topic 326): Purchased Loans." In November 2025, the FASB issued ASU 2025-08 which simplifies the accounting for acquired loans under CECL by expanding the use of the gross-up method to a new category of purchased seasoned loans, defined as acquired loans purchased more than 90 days after origination, or through a business combination, when the HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 59

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

acquirer was not involved in the origination. This ASU is effective for public business entities for interim and annual reporting periods beginning after December 15, 2026. The adoption of the provisions of ASU 2025-06 is not expected to have an impact on the Company's operating results or financial condition, but will impact the Company's accounting for future purchased loans.

3. Branch Sales

On May 23, 2025, the Company completed the sale of the Bank's two branches located in Knoxville, Tennessee, to a third party financial institution. Through the transaction, the Company sold $34.3 million of deposits along with $6.3 million in branch premises and equipment, while HomeTrust retained all loans associated with the branches. The Company recorded a $1.4 million pre-tax gain associated with the transaction.

4. Debt Securities

Debt securities available for sale consist of the following at the dates indicated:

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
MBS, residential	$ 134,950	$ 2,003	$ (871)	$ 136,082
Municipal bonds	1,843	—	(17)	1,826
Corporate bonds	5,000	—	(368)	4,632
Total	$ 141,793	$ 2,003	$ (1,256)	$ 142,540

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
MBS, residential	$ 145,748	$ 887	$ (2,488)	$ 144,147
Municipal bonds	3,451	—	(55)	3,396
Corporate bonds	5,000	—	(532)	4,468
Total	$ 154,199	$ 887	$ (3,075)	$ 152,011

Debt securities available for sale by contractual maturity at December 31, 2025 and 2024 are shown below. MBS are not included in the maturity categories because the borrowers in the underlying pools may prepay without penalty; therefore, it is unlikely that the securities will pay at their stated maturity schedule.

	December 31, 2025	
	Amortized Cost	Estimated Fair Value
Due within one year	$ 409	$ 408
Due after one year through five years	1,434	1,418
Due after five years through ten years	5,000	4,632
Due after ten years	—	—
MBS, residential	134,950	136,082
Total	$ 141,793	$ 142,540

	December 31, 2024	
	Amortized Cost	Estimated Fair Value
Due within one year	$ 1,522	$ 1,520
Due after one year through five years	1,929	1,876
Due after five years through ten years	5,000	4,468
Due after ten years	—	—
MBS, residential	145,748	144,147
Total	$ 154,199	$ 152,011

The Company had no sales of debt securities available for sale and no gross realized gains or losses were recognized during the years ended December 31, 2025 or 2024, six months ended December 31, 2023 or year ended June 30, 2023.

Debt securities available for sale with amortized costs totaling $73,944 and $24,718 and market values of $74,987 and $24,358 at December 31, 2025 and 2024, respectively, were pledged as collateral to secure various public deposits and other borrowings.

60

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The gross unrealized losses and the fair value of debt securities available for sale aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2025 and 2024 were as follows:

	December 31, 2025					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
MBS, residential	$ 9,478	$ (75)	$ 26,409	$ (796)	$ 35,887	$ (871)
Municipal bonds	—	—	1,326	(17)	1,326	(17)
Corporate bonds	—	—	3,882	(368)	3,882	(368)
Total	$ 9,478	$ (75)	$ 31,617	$ (1,181)	$ 41,095	$ (1,256)

	December 31, 2024					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	d Losses	Fair Value	d Losses	Fair Value	d Losses
MBS, residential	$ 30,995	$ (515)	$ 61,515	$ (1,973)	$ 92,510	$ (2,488)
Municipal bonds	—	—	3,396	(55)	3,396	(55)
Corporate bonds	—	—	3,718	(532)	3,718	(532)
Total	$ 30,995	$ (515)	$ 68,629	$ (2,560)	$ 99,624	$ (3,075)

The total number of securities with unrealized losses at December 31, 2025 and 2024 were 119 and 168, respectively.

Management evaluates securities for impairment where there has been a decline in fair value below the amortized cost basis of a security to determine whether there is a credit loss associated with the decline in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. All debt securities available for sale in an unrealized loss position as of December 31, 2025 continue to perform as scheduled and management does not believe that there is a credit loss or that a provision for credit losses is necessary. Also, as part of management's evaluation of its intent and ability to hold investments for a period of time sufficient to allow for any anticipated recovery in the market, management considers its investment strategy, cash flow needs, liquidity position, capital adequacy and interest rate risk position. Management does not currently intend to sell the securities within the portfolio and it is not more-likely-than-not that securities will be required to be sold. See "Note 1 – Summary of Significant Account Policies" for further discussion.

Management continues to monitor all of its securities with a high degree of scrutiny. There can be no assurance that management will not conclude in future periods that conditions existing at that time indicate some or all of its securities may be sold or would require a charge to earnings as a provision for credit losses in such periods.

Management excludes the accrued interest receivable balance from the amortized cost basis in measuring ECLs on investment securities and does not record an ACL on accrued interest receivable. As of December 31, 2025 and 2024, the accrued interest receivable for debt securities available for sale was $554 and $606, respectively.

5. Loans Held For Sale

Loans held for sale, at the lower of cost or fair value, consist of the following as of the dates indicated:

	December 31, 2025	December 31, 2024
One-to-four family	$ 304	$ 408
SBA	35,567	22,867
HELOCs	162,817	178,743
Total loans held for sale, at the lower of cost or fair value	$ 198,688	$ 202,018

The carrying balance of loans held for sale, at fair value, was $7,005 and $4,144 at December 31, 2025 and 2024, respectively, while the amortized cost of these loans was $6,896 and $4,062 at the same dates.

61

6. Loans and Allowance for Credit Losses on Loans Loans consist of the following at the dates indicated(1): December 31, 2025 December 31, 2024 Commercial real estate Construction and land development $ 277,028 $ 274,356 Commercial real estate - owner occupied 562,049 545,490 Commercial real estate - non-owner occupied 832,502 866,094 Multifamily 110,912 120,425 Total commercial real estate 1,782,491 1,806,365 Commercial Commercial and industrial 378,686 316,159 Equipment finance 311,356 406,400 Municipal leases 166,396 165,984 Total commercial 856,438 888,543 Residential real estate Construction and land development 45,617 53,683 One-to-four family 633,511 630,391 HELOCs 217,310 195,288 Total residential real estate 896,438 879,362 Consumer 42,787 74,029 Total loans, net of deferred loan fees and costs 3,578,154 3,648,299 Allowance for credit losses – loans (41,479) (45,285) Loans, net $ 3,536,675 $ 3,603,014 (1) December 31, 2025 and 2024 accrued interest receivable of $15,305 and $17,569 was accounted for separately from the amortized cost basis. All qualifying one-to-four family loans, HELOCs, commercial real estate loans and FHLB of Atlanta stock are pledged as collateral by a blanket pledge to secure outstanding FHLB advances. Loans are made to the Company's executive officers, directors and their associates during the ordinary course of business. The aggregate amount of loans to related parties totaled approximately $0 at both December 31, 2025 and 2024. In relation to these loans are unfunded commitments that totaled approximately $3 at both December 31, 2025 and 2024. Loans are monitored for credit quality on a recurring basis and the composition of the loans outstanding by credit quality indicator is provided below. Loan credit quality indicators are developed through review of individual borrowers on an ongoing basis. Generally, loans are monitored for performance on a quarterly basis with the credit quality indicators adjusted as needed. The indicators represent the rating for loans as of the date presented based on the most recent assessment performed. These credit quality indicators are defined as follows: Pass – A pass rated loan is not adversely classified because it does not display any of the characteristics for adverse classification. Special Mention – A special mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention loans are not adversely classified and do not warrant adverse classification. Substandard – A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, or of the collateral pledged, if any. Loans classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility of loss if the deficiencies are not corrected. Doubtful – A loan classified as doubtful has all the weaknesses inherent in a loan classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Loss – Loans classified as loss are considered uncollectible and of such little value that their continuing to be carried as a loan is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 62

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents the credit risk profile by risk grade for commercial real estate, commercial, residential real estate and consumer loans by origination year as of December 31, 2025. Also included in the table detailing loan balances are gross charge-offs for the year ended December 31, 2025:

	Term Loans By Origination Fiscal Year							
December 31, 2025	**2025**	**2024**	**2023-S(1)**	**2023**	**2022**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 133,327	$ 85,217	$ 21,775	$ 5,722	$ 16,693	$ 11,108	$ 2,805	$ 276,647
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	381	—	—	381
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 133,327	$ 85,217	$ 21,775	$ 5,722	$ 17,074	$ 11,108	$ 2,805	$ 277,028
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied								
Risk rating								
Pass	$ 78,784	$ 52,556	$ 42,988	$ 60,162	$ 84,571	$ 218,775	$ 5,589	$ 543,425
Special mention	—	—	—	655	241	2,375	—	3,271
Substandard	—	1,406	918	162	4,949	5,767	—	13,202
Doubtful	—	—	—	1,895	244	12	—	2,151
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - owner occupied	$ 78,784	$ 53,962	$ 43,906	$ 62,874	$ 90,005	$ 226,929	$ 5,589	$ 562,049
Current period gross charge-offs	$ —	$ —	$ —	$ 138	$ 90	$ —	$ —	$ 228
Commercial real estate - non-owner occupied								
Risk rating								
Pass	$ 77,184	$ 55,342	$ 12,561	$ 91,992	$ 131,895	$ 433,461	$ 8,523	$ 810,958
Special mention	—	—	—	754	—	9,226	—	9,980
Substandard	—	—	—	2,591	—	8,973	—	11,564
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - non-owner occupied	$ 77,184	$ 55,342	$ 12,561	$ 95,337	$ 131,895	$ 451,660	$ 8,523	$ 832,502
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily								
Risk rating								
Pass	$ 9,361	$ 15,105	$ 5,638	$ 4,881	$ 9,916	$ 65,560	$ —	$ 110,461
Special mention	—	—	—	—	—	285	—	285
Substandard	—	—	—	—	—	166	—	166
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total multifamily	$ 9,361	$ 15,105	$ 5,638	$ 4,881	$ 9,916	$ 66,011	$ —	$ 110,912
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial real estate								
Risk rating								
Pass	$ 298,656	$ 208,220	$ 82,962	$ 162,757	$ 243,075	$ 728,904	$ 16,917	$1,741,491
Special mention	—	—	—	1,409	241	11,886	—	13,536
Substandard	—	1,406	918	2,753	5,330	14,906	—	25,313
Doubtful	—	—	—	1,895	244	12	—	2,151
Loss	—	—	—	—	—	—	—	—
Total commercial real estate	$ 298,656	$ 209,626	$ 83,880	$ 168,814	$ 248,890	$ 755,708	$ 16,917	$1,782,491
Total current period gross charge-offs	$ —	$ —	$ —	$ 138	$ 90	$ —	$ —	$ 228

(1) As previously announced, on July 24, 2023, the Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31. "2023-S" represents the six-month transition period ended December 31, 2023. All subsequent periods are based on a calendar year end.

63

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2025	**2025**	**2024**	**2023-S(1)**	**2023**	**2022**	**Prior**	**Revolving**	**Total**
Commercial and industrial								
Risk rating								
Pass	$ 101,886	$ 73,327	$ 33,005	$ 29,181	$ 24,786	$ 20,049	$ 75,308	$ 357,542
Special mention	392	290	2,651	910	312	2,478	2,497	9,530
Substandard	—	3,157	—	252	1,929	3,643	100	9,081
Doubtful	—	505	—	122	89	1,794	23	2,533
Loss	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 102,278	$ 77,279	$ 35,656	$ 30,465	$ 27,116	$ 27,964	$ 77,928	$ 378,686
Current period gross charge-offs	$ —	$ 151	$ 362	$ 241	$ 1,318	$ 472	$ —	$ 2,544
Equipment finance								
Risk rating								
Pass	$ 63,176	$ 76,224	$ 43,547	$ 73,355	$ 31,444	$ 13,466	$ —	$ 301,212
Special mention	172	151	255	615	232	185	—	1,610
Substandard	673	1,117	173	2,096	871	417	—	5,347
Doubtful	—	57	415	1,353	1,067	295	—	3,187
Loss	—	—	—	—	—	—	—	—
Total equipment finance	$ 64,021	$ 77,549	$ 44,390	$ 77,419	$ 33,614	$ 14,363	$ —	$ 311,356
Current period gross charge-offs	$ —	$ 167	$ 454	$ 2,829	$ 2,711	$ 466	$ —	$ 6,627
Municipal leases								
Risk rating								
Pass	$ 19,195	$ 29,939	$ 15,546	$ 20,701	$ 18,934	$ 62,081	$ —	$ 166,396
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total municipal leases	$ 19,195	$ 29,939	$ 15,546	$ 20,701	$ 18,934	$ 62,081	$ —	$ 166,396
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial								
Risk rating								
Pass	$ 184,257	$ 179,490	$ 92,098	$ 123,237	$ 75,164	$ 95,596	$ 75,308	$ 825,150
Special mention	564	441	2,906	1,525	544	2,663	2,497	11,140
Substandard	673	4,274	173	2,348	2,800	4,060	100	14,428
Doubtful	—	562	415	1,475	1,156	2,089	23	5,720
Loss	—	—	—	—	—	—	—	—
Total commercial	$ 185,494	$ 184,767	$ 95,592	$ 128,585	$ 79,664	$ 104,408	$ 77,928	$ 856,438
Total current period gross charge-offs	$ —	$ 318	$ 816	$ 3,070	$ 4,029	$ 938	$ —	$ 9,171

64

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2025	2025	2024	2023-S(1)	2023	2022	Prior	Revolving	Total
Construction and land development								
Risk rating								
Pass	$ 24,620	$ 7,350	$ 1,054	$ 5,753	$ 4,173	$ 2,254	$ —	$ 45,204
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	413	—	—	—	—	413
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 24,620	$ 7,350	$ 1,467	$ 5,753	$ 4,173	$ 2,254	$ —	$ 45,617
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 132	$ —	$ 132
One-to-four family								
Risk rating								
Pass	$ 45,062	$ 40,995	$ 22,428	$ 152,935	$ 139,276	$ 213,367	$ 11,814	$ 625,877
Special mention	—	—	—	—	21	282	—	303
Substandard	—	661	835	1,074	764	3,984	—	7,318
Doubtful	—	—	—	—	—	13	—	13
Loss	—	—	—	—	—	—	—	—
Total one-to-four family	$ 45,062	$ 41,656	$ 23,263	$ 154,009	$ 140,061	$ 217,646	$ 11,814	$ 633,511
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 50	$ —	$ 50
HELOCs								
Risk rating								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 208,402	$ 208,402
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	8,908	8,908
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total HELOCs	$ —	$ —	$ —	$ —	$ —	$ —	$ 217,310	$ 217,310
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 40	$ 40
Total residential real estate								
Risk rating								
Pass	$ 69,682	$ 48,345	$ 23,482	$ 158,688	$ 143,449	$ 215,621	$ 220,216	$ 879,483
Special mention	—	—	—	—	21	282	—	303
Substandard	—	661	1,248	1,074	764	3,984	8,908	16,639
Doubtful	—	—	—	—	—	13	—	13
Loss	—	—	—	—	—	—	—	—
Total residential real estate	$ 69,682	$ 49,006	$ 24,730	$ 159,762	$ 144,234	$ 219,900	$ 229,124	$ 896,438
Total current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 182	$ 40	$ 222

	Term Loans By Origination Fiscal Year							
December 31, 2025	2025	2024	2023-S(1)	2023	2022	Prior	Revolving	Total
Total consumer								
Risk rating								
Pass	$ 2,346	$ 2,688	$ 10,866	$ 18,552	$ 4,392	$ 2,463	$ 244	$ 41,551
Special mention	—	—	—	—	—	—	—	—
Substandard	—	31	168	644	127	247	16	1,233
Doubtful	—	1	—	—	2	—	—	3
Loss	—	—	—	—	—	—	—	—
Total consumer	$ 2,346	$ 2,720	$ 11,034	$ 19,196	$ 4,521	$ 2,710	$ 260	$ 42,787
Total current period gross charge-offs	$ 3	$ 68	$ 131	$ 306	$ 65	$ 79	$ —	$ 652

65

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents the credit risk profile by risk grade for commercial real estate, commercial, residential real estate and consumer loans by origination year as of December 31, 2024. Also included in the table detailing loan balances are gross charge-offs for the year ended December 31, 2024:

	Term Loans By Origination Fiscal Year							
December 31, 2024	**2024**	**2023-S(1)**	**2023**	**2022**	**2021**	**Prior**	**Revolving**	**Total**
Construction and land development								
Risk rating								
Pass	$ 121,992	$ 42,548	$ 47,045	$ 43,534	$ 9,705	$ 6,501	$ 3,031	$ 274,356
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 121,992	$ 42,548	$ 47,045	$ 43,534	$ 9,705	$ 6,501	$ 3,031	$ 274,356
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied								
Risk rating								
Pass	$ 54,032	$ 35,808	$ 64,558	$ 100,827	$ 78,902	$ 193,446	$ 5,131	$ 532,704
Special mention	—	—	168	136	439	2,203	—	2,946
Substandard	—	273	683	1,337	465	6,531	—	9,289
Doubtful	—	—	—	526	—	25	—	551
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - owner occupied	$ 54,032	$ 36,081	$ 65,409	$ 102,826	$ 79,806	$ 202,205	$ 5,131	$ 545,490
Current period gross charge-offs	$ —	$ —	$ 77	$ 72	$ —	$ 208	$ —	$ 357
Commercial real estate - non-owner occupied								
Risk rating								
Pass	$ 71,321	$ 13,255	$ 97,479	$ 142,325	$ 173,674	$ 323,707	$ 9,482	$ 831,243
Special mention	—	—	3,665	3,813	—	14,897	—	22,375
Substandard	—	—	2,591	—	—	9,885	—	12,476
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total commercial real estate - non-owner occupied	$ 71,321	$ 13,255	$ 103,735	$ 146,138	$ 173,674	$ 348,489	$ 9,482	$ 866,094
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Multifamily								
Risk rating								
Pass	$ 15,098	$ 5,501	$ 6,560	$ 19,010	$ 48,866	$ 25,071	$ —	$ 120,106
Special mention	—	—	—	—	—	87	—	87
Substandard	—	—	—	—	—	232	—	232
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total multifamily	$ 15,098	$ 5,501	$ 6,560	$ 19,010	$ 48,866	$ 25,390	$ —	$ 120,425
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 10	$ —	$ 10
Total commercial real estate								
Risk rating								
Pass	$ 262,443	$ 97,112	$ 215,642	$ 305,696	$ 311,147	$ 548,725	$ 17,644	$1,758,409
Special mention	—	—	3,833	3,949	439	17,187	—	25,408
Substandard	—	273	3,274	1,337	465	16,648	—	21,997
Doubtful	—	—	—	526	—	25	—	551
Loss	—	—	—	—	—	—	—	—
Total commercial real estate	$ 262,443	$ 97,385	$ 222,749	$ 311,508	$ 312,051	$ 582,585	$ 17,644	$1,806,365
Total current period gross charge-offs	$ —	$ —	$ 77	$ 72	$ —	$ 218	$ —	$ 367

(1) As previously announced, on July 24, 2023, the Board of Directors approved a change in the Company's fiscal year end from June 30 to December 31. "2023-S" represents the six-month transition period ended December 31, 2023. All subsequent periods are based on a calendar year end.

66

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2024	**2024**	**2023-S[(1)]**	**2023**	**2022**	**2021**	**Prior**	**Revolving**	**Total**
Commercial and industrial								
Risk rating								
Pass	$ 81,746	$ 27,568	$ 41,728	$ 34,692	$ 10,773	$ 21,995	$ 89,095	$ 307,597
Special mention	—	—	129	380	82	2,925	145	3,661
Substandard	—	279	794	1,570	509	1,046	124	4,322
Doubtful	—	—	116	—	—	440	23	579
Loss	—	—	—	—	—	—	—	—
Total commercial and industrial	$ 81,746	$ 27,847	$ 42,767	$ 36,642	$ 11,364	$ 26,406	$ 89,387	$ 316,159
Current period gross charge-offs	$ —	$ —	$ 1,783	$ 704	$ 52	$ 1,089	$ 21	$ 3,649
Equipment finance								
Risk rating								
Pass	$ 106,904	$ 62,236	$ 121,131	$ 67,636	$ 29,043	$ 10,342	$ —	$ 397,292
Special mention	—	78	467	586	293	197	—	1,621
Substandard	—	—	—	2,919	—	—	—	2,919
Doubtful	—	430	1,967	1,520	487	108	—	4,512
Loss	—	—	—	—	—	56	—	56
Total equipment finance	$ 106,904	$ 62,744	$ 123,565	$ 72,661	$ 29,823	$ 10,703	$ —	$ 406,400
Current period gross charge-offs	$ 106	$ 177	$ 2,366	$ 3,435	$ 549	$ 379	$ —	$ 7,012
Municipal leases								
Risk rating								
Pass	$ 28,903	$ 18,181	$ 24,404	$ 22,402	$ 24,376	$ 47,718	$ —	$ 165,984
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total municipal leases	$ 28,903	$ 18,181	$ 24,404	$ 22,402	$ 24,376	$ 47,718	$ —	$ 165,984
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total commercial								
Risk rating								
Pass	$ 217,553	$ 107,985	$ 187,263	$ 124,730	$ 64,192	$ 80,055	$ 89,095	$ 870,873
Special mention	—	78	596	966	375	3,122	145	5,282
Substandard	—	279	794	4,489	509	1,046	124	7,241
Doubtful	—	430	2,083	1,520	487	548	23	5,091
Loss	—	—	—	—	—	56	—	56
Total commercial	$ 217,553	$ 108,772	$ 190,736	$ 131,705	$ 65,563	$ 84,827	$ 89,387	$ 888,543
Total current period gross charge-offs	$ 106	$ 177	$ 4,149	$ 4,139	$ 601	$ 1,468	$ 21	$ 10,661

67

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Term Loans By Origination Fiscal Year							
December 31, 2024	2024	2023-S(1)	2023	2022	2021	Prior	Revolving	Total
Construction and land development								
Risk rating								
Pass	$ 13,559	$ 7,200	$ 21,370	$ 8,217	$ 2,694	$ 510	$ —	$ 53,550
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	133	—	133
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total construction and land development	$ 13,559	$ 7,200	$ 21,370	$ 8,217	$ 2,694	$ 643	$ —	$ 53,683
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
One-to-four family								
Risk rating								
Pass	$ 39,669	$ 23,510	$ 153,504	$ 148,777	$ 96,103	$ 152,940	$ 8,840	$ 623,343
Special mention	—	—	—	—	—	332	—	332
Substandard	407	747	591	667	—	4,244	45	6,701
Doubtful	—	—	—	—	—	15	—	15
Loss	—	—	—	—	—	—	—	—
Total one-to-four family	$ 40,076	$ 24,257	$ 154,095	$ 149,444	$ 96,103	$ 157,531	$ 8,885	$ 630,391
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 3	$ —	$ 3
HELOCs								
Risk rating								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 190,573	$ 190,573
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	4,715	4,715
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total HELOCs	$ —	$ —	$ —	$ —	$ —	$ —	$ 195,288	$ 195,288
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 30	$ 30
Total residential real estate								
Risk rating								
Pass	$ 53,228	$ 30,710	$ 174,874	$ 156,994	$ 98,797	$ 153,450	$ 199,413	$ 867,466
Special mention	—	—	—	—	—	332	—	332
Substandard	407	747	591	667	—	4,377	4,760	11,549
Doubtful	—	—	—	—	—	15	—	15
Loss	—	—	—	—	—	—	—	—
Total residential real estate	$ 53,635	$ 31,457	$ 175,465	$ 157,661	$ 98,797	$ 158,174	$ 204,173	$ 879,362
Total current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 3	$ 30	$ 33

	Term Loans By Origination Fiscal Year							
December 31, 2024	2024	2023-S(1)	2023	2022	2021	Prior	Revolving	Total
Total consumer								
Risk rating								
Pass	$ 4,873	$ 18,123	$ 32,889	$ 8,597	$ 5,186	$ 2,944	$ 255	$ 72,867
Special mention	—	—	—	—	—	—	—	—
Substandard	54	97	595	83	178	131	18	1,156
Doubtful	—	—	4	—	2	—	—	6
Loss	—	—	—	—	—	—	—	—
Total consumer	$ 4,927	$ 18,220	$ 33,488	$ 8,680	$ 5,366	$ 3,075	$ 273	$ 74,029
Total current period gross charge-offs	$ 39	$ 173	$ 510	$ 255	$ 95	$ 57	$ 22	$ 1,151

68

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following tables present aging analyses of past due loans (including nonaccrual loans) by segment and class as of the dates indicated:

	Past Due				
	30-89 Days	90 Days+	Total(1)	Current	Total Loans
December 31, 2025					
Commercial real estate					
Construction and land development	$ 381	$ —	$ 381	$ 276,647	$ 277,028
Commercial real estate - owner occupied	2	4,352	4,354	557,695	562,049
Commercial real estate - non-owner occupied	1,482	5,383	6,865	825,637	832,502
Multifamily	—	—	—	110,912	110,912
Total commercial real estate	1,865	9,735	11,600	1,770,891	1,782,491
Commercial					
Commercial and industrial	1,596	7,437	9,033	369,653	378,686
Equipment finance	4,771	3,723	8,494	302,862	311,356
Municipal leases	—	—	—	166,396	166,396
Total commercial	6,367	11,160	17,527	838,911	856,438
Residential real estate					
Construction and land development	—	—	—	45,617	45,617
One-to-four family	2,448	1,872	4,320	629,191	633,511
HELOCs	1,291	5,064	6,355	210,955	217,310
Total residential real estate	3,739	6,936	10,675	885,763	896,438
Consumer	480	261	741	42,046	42,787
Total loans	$ 12,451	$ 28,092	$ 40,543	$ 3,537,611	$ 3,578,154

	Past Due				
	30-89 Days	90 Days+	Total(1)	Current	Total Loans
December 31, 2024					
Commercial real estate					
Construction and land development	$ —	$ —	$ —	$ 274,356	$ 274,356
Commercial real estate - owner occupied	654	1,432	2,086	543,404	545,490
Commercial real estate - non-owner occupied	—	959	959	865,135	866,094
Multifamily	—	—	—	120,425	120,425
Total commercial real estate	654	2,391	3,045	1,803,320	1,806,365
Commercial					
Commercial and industrial	1,160	3,056	4,216	311,943	316,159
Equipment finance	4,714	4,140	8,854	397,546	406,400
Municipal leases	—	—	—	165,984	165,984
Total commercial	5,874	7,196	13,070	875,473	888,543
Residential real estate					
Construction and land development	419	132	551	53,132	53,683
One-to-four family	3,429	1,633	5,062	625,329	630,391
HELOCs	1,935	2,754	4,689	190,599	195,288
Total residential real estate	5,783	4,519	10,302	869,060	879,362
Consumer	391	260	651	73,378	74,029
Total loans	$ 12,702	$ 14,366	$ 27,068	$ 3,621,231	$ 3,648,299

(1) Of the past due totals presented above, $11,746 and $2,817 of these balances were fully guaranteed by the SBA as of December 31, 2025 and 2024, respectively.

On September 26, 2024, Hurricane Helene made landfall causing significant property damage across the Company's market areas, particularly in Western North Carolina. In an effort to assist customers in their post-Hurricane Helene recovery and clean-up efforts, in the fourth quarter of the year ended December 31, 2024 we granted payment deferrals of up to six months to provide short-term relief to impacted customers. The outstanding balance of these deferrals was $318 and $136,021 at December 31, 2025 and 2024, respectively.

69

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table presents recorded investment in loans on nonaccrual status, by segment and class, including restructured loans. It also includes interest income recognized on nonaccrual loans for the year ended December 31, 2025.

	December 31, 2025[(1)]	December 31, 2024[(1)]	90 Days + & Still Accruing as of December 31, 2025	Nonaccrual with No ACL as of December 31, 2025	Interest Income Recognized
Commercial real estate					
Construction and land development	$ 381	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied	10,467	8,471	—	2,894	716
Commercial real estate - non-owner occupied	6,566	3,551	—	1,144	333
Multifamily	—	47	—	—	1
Total commercial real estate	17,414	12,069	—	4,038	1,050
Commercial					
Commercial and industrial	9,786	3,487	—	239	337
Equipment finance	6,690	4,666	—	278	237
Municipal leases	—	—	—	—	—
Total commercial	16,476	8,153	—	517	574
Residential real estate					
Construction and land development	—	132	—	—	21
One-to-four family	2,961	2,916	—	—	105
HELOCs	6,523	3,990	—	—	90
Total residential real estate	9,484	7,038	—	—	216
Consumer	402	407	—	—	31
Total loans	$ 43,776	$ 27,667	$ —	$ 4,555	$ 1,871

(1) Of the nonaccrual totals presented above, $14,885 and $3,462 of these balances were fully guaranteed by the SBA as of December 31, 2025 and 2024, respectively.

The following tables present analyses of the ACL on loans by segment for the periods indicated below. In addition to the provision (benefit) for credit losses on loans presented below, provisions (benefits) of $1,473, $85, $(970) and $253 for off-balance sheet credit exposures and $0, $0, $0 and $(250) for commercial paper were recorded during the years ended December 31, 2025 and 2024, six months ended December 31, 2023, and year ended June 30, 2023, respectively. For the year ended June 30, 2023, $4,921 and $369 of the provision for credit losses were recognized to establish ACLs on Quantum's loan portfolio and off-balance sheet credit exposure, respectively.

	Year Ended December 31, 2025				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 19,284	$ 15,267	$ 9,664	$ 1,070	$ 45,285
Provision (benefit) for credit losses	204	6,631	(1,066)	(304)	5,465
Charge-offs	(228)	(9,171)	(222)	(652)	(10,273)
Recoveries	38	604	116	244	1,002
Net (charge-offs) recoveries	(190)	(8,567)	(106)	(408)	(9,271)
Balance at end of period	$ 19,298	$ 13,331	$ 8,492	$ 358	$ 41,479

	Year Ended December 31, 2024				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 20,323	$ 17,026	$ 9,284	$ 2,008	$ 48,641
Provision (benefit) for credit losses	(696)	7,908	261	(13)	7,460
Charge-offs	(367)	(10,661)	(33)	(1,151)	(12,212)
Recoveries	24	994	152	226	1,396
Net (charge-offs) recoveries	(343)	(9,667)	119	(925)	(10,816)
Balance at end of period	$ 19,284	$ 15,267	$ 9,664	$ 1,070	$ 45,285

70

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

	Six Months Ended December 31, 2023				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 20,690	$ 15,216	$ 9,284	$ 2,003	$ 47,193
Provision (benefit) for credit losses	(82)	6,627	(80)	435	6,900
Charge-offs	(290)	(5,159)	(32)	(579)	(6,060)
Recoveries	5	342	112	149	608
Net (charge-offs) recoveries	(285)	(4,817)	80	(430)	(5,452)
Balance at end of period	$ 20,323	$ 17,026	$ 9,284	$ 2,008	$ 48,641

	Year Ended June 30, 2023				
	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Total
Balance at beginning of period	$ 13,414	$ 12,036	$ 7,611	$ 1,629	$ 34,690
Provision for credit losses	6,981	6,397	1,393	618	15,389
Initial ACL on PCD loans	292	72	5	—	369
Charge-offs	—	(3,796)	(192)	(517)	(4,505)
Recoveries	3	507	467	273	1,250
Net (charge-offs) recoveries	3	(3,289)	275	(244)	(3,255)
Balance at end of period	$ 20,690	$ 15,216	$ 9,284	$ 2,003	$ 47,193

A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and the repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables provide a breakdown between loans identified as CDAs and non-CDAs, by segment and class, as well as collateral coverage for those loans at the dates indicated below:

	Type and Extent of Collateral Securing CDAs					
December 31, 2025	Residential Property	Investment Property	Commercial Property	Business Assets	Non-CDAs	Total
Commercial real estate						
Construction and land development	$ —	$ —	$ —	$ —	$ 277,028	$ 277,028
Commercial real estate - owner occupied	—	—	3,532	—	558,517	562,049
Commercial real estate - non-owner occupied	—	—	4,699	—	827,803	832,502
Multifamily	—	—	—	—	110,912	110,912
Total commercial real estate	—	—	8,231	—	1,774,260	1,782,491
Commercial						
Commercial and industrial	—	—	—	—	378,686	378,686
Equipment finance	—	—	—	2,087	309,269	311,356
Municipal leases	—	—	—	—	166,396	166,396
Total commercial	—	—	—	2,087	854,351	856,438
Residential real estate						
Construction and land development	—	—	—	—	45,617	45,617
One-to-four family	—	—	—	—	633,511	633,511
HELOCs	—	—	—	—	217,310	217,310
Total residential real estate	—	—	—	—	896,438	896,438
Consumer	—	—	—	—	42,787	42,787
Total	$ —	$ —	$ 8,231	$ 2,087	$ 3,567,836	$ 3,578,154
Total collateral value	$ —	$ —	$ 9,605	$ 1,299		

71

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

December 31, 2024	Type and Extent of Collateral Securing CDAs: Residential Property	Investment Property	Commercial Property	Business Assets	Non-CDAs	Total
Commercial real estate						
Construction and land development	$ —	$ —	$ —	$ —	$ 274,356	$ 274,356
Commercial real estate - owner occupied	—	—	6,376	—	539,114	545,490
Commercial real estate - non-owner occupied	—	—	3,820	—	862,274	866,094
Multifamily	—	—	—	—	120,425	120,425
Total commercial real estate	—	—	10,196	—	1,796,169	1,806,365
Commercial						
Commercial and industrial	—	—	—	585	315,574	316,159
Equipment finance	—	—	—	717	405,683	406,400
Municipal leases	—	—	—	—	165,984	165,984
Total commercial	—	—	—	1,302	887,241	888,543
Residential real estate						
Construction and land development	—	—	—	—	53,683	53,683
One-to-four family	—	—	—	—	630,391	630,391
HELOCs	—	—	—	—	195,288	195,288
Total residential real estate	—	—	—	—	879,362	879,362
Consumer	—	—	—	—	74,029	74,029
Total	$ —	$ —	$ 10,196	$ 1,302	$ 3,636,801	$ 3,648,299
Total collateral value	$ —	$ —	$ 13,938	$ 748		

Modifications to Borrowers Experiencing Financial Difficulty

The Company modifies loans to borrowers experiencing financial difficulty by providing principal forgiveness, a term extension, an other-than-insignificant payment delay or interest rate adjustments. In some cases, the Company provides multiple types of modifications on one loan. Typically, one type of modification, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification, such as principal forgiveness, may be granted. For loans included in the combination columns in the table below, multiple types of modifications have been made on the same loan within the current reporting period.

The following tables present the amortized cost basis of loans at December 31, 2025, 2024 and 2023, that were both experiencing financial difficulty and modified during the years ended December 31, 2025 and 2024, and six months ended December 31, 2023, by class and type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial difficulty as compared to the amortized cost basis of each class of financing receivable is also presented. The Hurricane Helene related deferrals previously referenced did not meet this definition and therefore were not included.

Year Ended December 31, 2025	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Adjustment	Combination Term Extension & Principal Forgiveness	Combination Term Extension & Interest Rate Reduction	% of Total Class of Financing Receivable
Commercial real estate							
Commercial real estate - owner occupied	$ —	$ 778	$ —	$ 1,485	$ —	$ —	0.40 %
Commercial real estate - non-owner-occupied	—	754	349	—	—	—	0.13
Commercial loans							
Commercial and industrial	—	5,344	2,319	116	—	—	2.05
Residential real estate loans							
One-to-four family	—	—	49	—	—	—	0.01
Total	$ —	$ 6,876	$ 2,717	$ 1,601	$ —	$ —	0.31 %

72

Year Ended December 31, 2024 Principal Forgiveness Payment Delay Term Extension Interest Rate Adjustment Combination Term Extension & Principal Forgiveness Combination Term Extension & Interest Rate Reduction % of Total Class of Financing Receivable Commercial real estate Commercial real estate - owner- occupied $ — $ 2,012 $ — $ 161 $ — $ — 0.40 % Commercial real estate - non- owner-occupied — 956 — — — — 0.11 Commercial loans Commercial and industrial — 2,714 630 147 — — 1.10 Total $ — $ 5,682 $ 630 $ 308 $ — $ — 0.18 % Six Months Ended December 31, 2023 Principal Forgiveness Payment Delay Term Extension Interest Rate Adjustment Combination Term Extension & Principal Forgiveness Combination Term Extension & Interest Rate Reduction % of Total Class of Financing Receivable Commercial loans Commercial and industrial $ — $ — $ 259 $ — $ — $ — — % Residential real estate loans One-to-four family — — 165 — — — — Total $ — $ — $ 424 $ — $ — $ — — % The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the periods indicated below: Year Ended December 31, 2025 Principal Forgiveness Weighted-Average Interest Rate Reduction Weighted-Average Term Extension (Years) Commercial real estate Commercial real estate - owner-occupied $ — 6.3% — Commercial real estate - non-owner-occupied — — 5.8 Commercial loans Commercial and industrial — 7.0 6.5 Residential real estate loans One-to-four family — — 10.6 Total $ — 6.3% 6.5 Year Ended December 31, 2024 Principal Forgiveness Weighted-Average Interest Rate Reduction Weighted-Average Term Extension (Years) Commercial real estate Commercial real estate - owner-occupied $ — 3.5% — Commercial loans Commercial and industrial — 4.7 10.0 Total $ — 4.4% 10.0 Six Months Ended December 31, 2023 Principal Forgiveness Weighted-Average Interest Rate Reduction Weighted-Average Term Extension (Years) Commercial loans Commercial and industrial $ — — % 10.0 Residential real estate loans One-to-four family — — 7.0 Total $ — — % 8.8 HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 73

The following table presents loans that had a payment default during the period indicated that had previously been modified within the prior twelve months. For purposes of this table, a loan is considered to be in default when it becomes 30 days contractually past due under the modified terms. Year Ended December 31, 2025 Principal Forgiveness Payment Delay Term Extension Interest Rate Adjustment Commercial real estate Commercial real estate - owner-occupied $ — $ 675 $ — $ 1,646 Commercial loans Commercial and industrial — 2,165 132 — Equipment finance — — — 115 Residential real estate loans One-to-four family — — 50 — Total $ — $ 2,840 $ 182 $ 1,761 Year Ended December 31, 2024 Principal Forgiveness Payment Delay Term Extension Interest Rate Adjustment Commercial real estate Commercial real estate - owner-occupied $ — $ 1,642 $ — $ 161 Commercial real estate - non-owner occupied — 956 — — Commercial loans Commercial and industrial — 1,955 132 — Total $ — $ 4,553 $ 132 $ 161 There were no loans that had a payment default during the six months months ended December 31, 2023 that had previously been modified within the same period. Off-Balance Sheet Credit Exposure The Company maintains a separate reserve for credit losses on off-balance sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheet. The reserve for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit losses in the consolidated statement of income. The estimate includes consideration of the likelihood that funding will occur and an estimate of ECLs on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments. The Company has identified the unfunded portion of certain lines of credit as unconditionally cancellable credit exposures, meaning the Company can cancel the unfunded commitment at any time. No credit loss estimate is reported for off-balance sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. At December 31, 2025 and 2024, the ACL on off-balance sheet credit exposures included in other liabilities was $4,145 and $2,672, respectively. 7. Premises and Equipment Premises and equipment as of the dates indicated consist of the following: December 31, 2025 December 31, 2024 Land $ 23,378 $ 25,818 Office buildings 69,631 75,450 Furniture, fixtures and equipment 19,062 19,880 Total 112,071 121,148 Less: accumulated depreciation (49,671) (51,276) Premises and equipment, net $ 62,400 $ 69,872 As noted in "Note 3 – Branch Sales," a majority of the changes between periods can be traced to the sale of $6,310 of premises and equipment associated with our two Knoxville, Tennessee branches during the year ended December 31, 2025. The assets were sold at their carrying balance so no gain or loss was recognized on the sale. Depreciation expense associated with premises and equipment was $4,003 and $3,805 for the years ended December 31, 2025 and 2024, $1,968 for the six months ended December 31, 2023, and $4,152 for the year ended June 30, 2023, respectively. 8. Goodwill and Core Deposit Intangibles The carrying amount of the Company's goodwill was $34,111 at both December 31, 2025 and 2024. As a result of the Company's merger with Quantum on February 12, 2023, the Company recorded $12,210 of core deposit intangibles to be amortized over the next 10 years on an accelerated basis. Amortization expense related to core deposit intangibles was $1,747 and $2,463 for the years ended December 31, 2025 and 2024, $1,719 for the six months ended December 31, 2023, and $1,525 for the year ended June 30, 2023, respectively. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 74

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

As of December 31, 2025, the estimated amortization expense was as follows:

2026	$ 1,281
2027	948
2028	710
2029	529
2030	496
Thereafter	884
Total	$ 4,848

9. Deposits

Deposit accounts at the dates indicated consist of the following:

	December 31, 2025	December 31, 2024
Noninterest-bearing accounts	$ 707,748	$ 680,926
NOW accounts	546,387	575,238
Money market accounts	1,374,635	1,341,995
Savings accounts	171,455	181,317
Certificates of deposit	909,772	999,727
Total	$ 3,709,997	$ 3,779,203

Deposits received from executive officers, directors and their associates totaled approximately $1,105 and $1,223 at December 31, 2025 and 2024, respectively.

As of December 31, 2025, scheduled maturities of certificates of deposit were as follows:

2026	$ 882,154
2027	24,101
2028	2,019
2029	572
2030	926
Thereafter	—
Total	$ 909,772

Certificates of deposit with balances of $250 or greater totaled $198,473 and $169,089 at December 31, 2025 and 2024, respectively. Generally, deposit amounts in excess of $250 are not federally insured.

10. Borrowings

Junior Subordinated Debentures

On February 21, 2007, Quantum formed a Connecticut statutory trust, Quantum Capital Statutory Trust II (the "Trust"), which issued $11,000 of trust preferred securities that were designed to qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of the Trust were owned by Quantum. The proceeds from the issuance of the common securities and the trust preferred securities were used by the Trust to purchase $11,341 of junior subordinated debentures of Quantum. As a result of its merger with Quantum on February 12, 2023, HomeTrust became the 100% successor owner of the Trust.

The trust preferred securities accrue and pay quarterly distributions at a floating rate of 3-month Term SOFR plus 2.20%, which was 5.85% at December 31, 2025. The Company has guaranteed distributions and other payments due on the trust preferred securities to the extent the Trust has insufficient funds with which to make the distributions and other payments. The net combined effect of all documents entered into in connection with the trust preferred securities is that the Company is liable to make the distributions and other payments required on the trust preferred securities.

The trust preferred securities are mandatorily redeemable upon maturity of the debentures on March 15, 2037, or upon earlier redemption as provided in the indenture. The debentures purchased by the Trust have been redeemable, in whole or in part, since March 15, 2012. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest.

Other Borrowings

Borrowings, outside of junior subordinated debt, consist of the following at the dates indicated:

	December 31, 2025		December 31, 2024	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
FHLB advances (short-term)	$ —	— %	$ —	— %
FRB advances (short-term)	165,000	3.75	188,000	4.50
Revolving lines of credit	—	—	—	—
Total other borrowings	$ 165,000	3.75 %	$ 188,000	4.50 %

75

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

All qualifying one-to-four family loans, HELOCs, commercial real estate loans, multifamily loans and FHLB of Atlanta stock are pledged as collateral to secure outstanding FHLB advances while commercial construction loans, indirect auto loans, and equipment and municipal leases are pledged as collateral to secure outstanding FRB advances. At December 31, 2025 and 2024, the Company had the ability to borrow $355,296 and $315,468, respectively, through FHLB advances and $66,347 and $106,592, respectively, through the unused portion of a line of credit with the FRB.

At December 31, 2025 and 2024, the Company maintained revolving lines of credit with four unaffiliated banks, the unused portion of which totaled $165,000 at both December 31, 2025 and 2024, respectively.

11. Leases

As Lessee - Operating Leases

The Company's operating leases primarily include office space and bank branches. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 15 additional years. The exercise of lease renewal options is at management's sole discretion. When it is reasonably certain that the Company will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU and lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of the Company's lease agreements include periodic rate adjustments for inflation. The depreciable life of ROU assets and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on the Company's Consolidated Balance Sheets. The Company recognizes lease expenses for these leases over the lease term.

The following tables present supplemental balance sheet information related to operating leases. ROU assets are included in other assets and lease liabilities are included in other liabilities.

	December 31, 2025	December 31, 2024
ROU assets	$ 7,634	$ 8,072
Lease liabilities	$ 9,047	$ 9,557
Weighted-average remaining lease terms (years)	7.5	8.2
Weighted-average discount rate	3.64 %	3.48 %

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2025:

2026	$ 1,900
2027	1,925
2028	1,738
2029	970
2030	873
Thereafter	3,033
Total undiscounted minimum lease payments	10,439
Less: amount representing interest	(1,392)
Total lease liability	$ 9,047

The following table presents components of operating lease expense for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Operating lease cost (included in occupancy expense, net)	$ 1,590	$ 1,623	$ 880	$ 1,515
Variable lease cost (benefit) (included in occupancy expense, net)	(2)	5	3	228
Sublease income (included in other noninterest income)	(181)	(172)	(85)	(169)
Total operating lease expense, net	$ 1,407	$ 1,456	$ 798	$ 1,574

As Lessee - Finance Lease

During the fiscal year ended June 30, 2023, the Company purchased the property associated with the finance lease reported historically. The Company purchased the property for $1,249, terminating the existing land lease. Prior to the purchase, interest expense on the lease liability totaled $60 for the fiscal year ended June 30, 2023.

Supplemental lease cash flow information for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
ROU assets - noncash additions (operating leases)	$ 776	$ —	$ 864	$ 5,179
Cash paid for amounts included in the measurement of lease liabilities (operating leases)	1,530	1,515	713	1,245
Cash paid for amounts included in the measurement of lease liabilities (finance leases)	—	—	—	89

76

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

As Lessor - General

The Company leases equipment to commercial end users under operating and finance lease arrangements. The Company's equipment finance leases consist mainly of construction, transportation, healthcare and manufacturing equipment. Many of its operating and finance leases offer the lessee the option to purchase the equipment at fair value or for a fixed purchase option, and most of the leases that do not have a purchase option include renewal provisions resulting in some leases continuing beyond initial contractual terms. The Company's leases do not include early termination options, and continued rent payments are due if leased equipment is not returned at the end of the lease.

As Lessor - Operating Leases

Operating lease income is recognized as a component of noninterest income on a straight-line basis over the lease term. Lease terms range from one to seven years. Assets related to operating leases are included in other assets and the corresponding depreciation expense is recorded on a straight-line basis as a component of noninterest expense. The net book value of leased assets totaled $25,415 and $31,572 with a residual value of $13,167 and $13,662 as of December 31, 2025 and 2024, respectively.

The following schedule summarizes, as of December 31, 2025, aggregate future minimum lease payments to be received:

2026	$	6,613
2027		3,556
2028		3,199
2029		2,704
2030		1,286
Thereafter		77
Total of future minimum payments	$	17,435

As Lessor - Finance Leases

Finance lease income is recognized as a component of loan interest income over the lease term. The finance leases are included as a component of the equipment finance class of financing receivables under the commercial loan segment of the loan portfolio. For the years ended December 31, 2025 and 2024, six months ended December 31, 2023, and year ended June 30, 2023, interest income on equipment finance leases totaled $5,376, $4,531, $2,019 and $3,390, respectively.

The lease receivable component of finance lease net investment included within equipment finance class of financing receivables was $82,305 and $70,420 at December 31, 2025 and 2024, respectively.

The following schedule summarizes, as of December 31, 2025, aggregate future minimum finance lease payments to be received:

2026	$	28,800
2027		24,594
2028		18,133
2029		12,574
2030		6,793
Thereafter		4,590
Total undiscounted minimum payments		95,484
Less: amount representing interest		(13,179)
Total lease receivable	$	82,305

12. Income Taxes

Income tax expense from continuing operations consisted of the following for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Current				
Federal	$ 14,339	$ 11,970	$ 7,910	$ 11,119
State	2,120	2,035	1,114	1,874
Total current expense	16,459	14,005	9,024	12,993
Deferred				
Federal	37	829	(1,450)	(377)
State	95	272	(188)	(56)
Total deferred expense (benefit)	132	1,101	(1,638)	(433)
Total income tax expense	$ 16,591	$ 15,106	$ 7,386	$ 12,560

The Company does not have any material pre-tax income or income tax expense in foreign jurisdictions.

77

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The following table reconciles income tax expense based on the federal statutory rate to the actual effective tax rate by amount and percentage for the period indicated, consistent with the disclosure requirements of ASU 2023-09:

	Year Ended December 31, 2025	
	Amount	Percent
Federal statutory income tax expense	$ 17,001	21.0 %
Increase (decrease) resulting from:		
State income tax expense, net of federal effect[1]	1,770	2.2
Tax credits[2]	(474)	(0.6)
Nontaxable and nondeductible items:		
Tax exempt income, net of expense disallowance	(1,178)	(1.5)
Other	(180)	(0.2)
Other adjustments	(348)	(0.4)
Income tax expense and effective income tax rate	$ 16,591	20.5 %

(1) State taxes in North Carolina and Tennessee made up the majority (greater than 50%) of the tax effect in this category.

(2) Includes the net effect from income tax benefits and amortization under the proportional amortization method.

The following table reconciles income tax expense based on the federal statutory rate to the actual effective tax rate by amount and percentage for the periods indicated, consistent with the disclosure requirements prior to the adoption of ASU 2023-09:

	Year Ended December 31, 2024		Six Months Ended December 31, 2023		Year Ended June 30, 2023	
	Amount	Rate	Amount	Rate	Amount	Rate
Tax at federal income tax rate	$ 14,681	21.0 %	$ 7,494	21.0 %	$ 12,004	21.0 %
Increase (decrease) resulting from:						
Tax exempt income	(1,799)	(2.6)	(734)	(2.1)	(830)	(1.5)
State tax, net of federal benefit	1,883	2.7	693	1.9	1,417	2.5
Other	341	0.5	(67)	(0.1)	(31)	—
Total	$ 15,106	21.6 %	$ 7,386	20.7 %	$ 12,560	22.0 %

The following table presents income taxes paid (net of refunds received) for the period indicated, consistent with the disclosure requirements of ASU 2023-09:

	Year Ended December 31, 2025
Federal	$ 17,652
State and local*	1,680
Total	$ 19,332

* No jurisdictions exceeded the threshold for separate disclosure for the period presented.

78

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2025 and 2024 are presented below:

	December 31, 2025	December 31, 2024
Deferred tax assets		
Allowance for credit losses	$ 10,593	$ 11,206
Deferred compensation and post-retirement benefits	6,621	7,181
Net operating loss carryforward	1,352	1,712
Discount from business combinations	171	438
Unrealized loss on debt securities held for sale	—	503
Share-based compensation expense	1,074	1,058
Operating lease liability	2,101	2,233
Other	2,877	2,767
Total deferred tax assets	24,789	27,098
Deferred tax liabilities		
Depreciable basis of fixed assets and operating lease equipment	(9,981)	(11,679)
Deferred loan costs	(500)	(534)
FHLB stock, book basis in excess of tax	(234)	(91)
BOLI available for redemption	(1,443)	(1,346)
Operating lease ROU asset	(1,772)	(1,886)
Unrealized gain on debt securities held for sale	(172)	—
Other	(765)	(827)
Total deferred tax liabilities	(14,867)	(16,363)
Net deferred tax assets	$ 9,922	$ 10,735

The Company had federal net operating loss carryforwards ("NOLs") of $6,437 and $8,047 as of December 31, 2025 and 2024, respectively, with a recorded tax benefit of $1,352 and $1,712 included in deferred tax assets. The majority of these NOLs will expire for federal tax purposes from 2028 through 2035, if not previously used.

Retained earnings at both December 31, 2025 and 2024 include $19,570 representing pre-1988 tax bad debt reserve base year amounts for which no deferred tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a failure to meet the definition of a bank, dividend payments in excess of current year or accumulated earnings and profits, or other distributions in dissolution or liquidation of the Bank. The Company is no longer subject to examination for federal purposes for tax years prior to 2022 and for state purposes for tax years prior to 2021.

13. Employee Benefit Plans

The HomeTrust Bank KSOP Plan is comprised of two components, the 401(k) Plan and the ESOP. The ESOP benefits employees who are employed on the last day of the plan year, or separated during the plan year due to death, disability or after meeting normal retirement age. Under the 401(k), the Company matches employee contributions at 50% of employee deferrals up to 6% of each employee's eligible compensation. The Company may also make discretionary profit sharing contributions for the benefit of all eligible participants as long as total contributions do not exceed applicable limitations. Employees become fully vested in the Company's contributions after four years of service. Under the ESOP, the amount of the Bank's annual contribution is discretionary; however, it must be sufficient to pay the annual loan payment to the Company.

The Company's expense for 401(k) contributions to this plan was $1,140, $1,039, $556 and $987 for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023, respectively. The Company's expense related to the ESOP for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023 was $2,005, $1,616, $640 and $1,279, respectively.

Shares held by the ESOP at the dates indicated include the following:

	December 31, 2025	December 31, 2024
Unallocated ESOP shares	343,850	396,750
Allocated ESOP shares	661,250	608,350
ESOP shares committed to be released	52,900	52,900
Total ESOP shares	1,058,000	1,058,000
Fair value of unallocated ESOP shares	$ 14,765	$ 13,363

Post-retirement health care benefits are provided to certain key current and former officers under the Company's Executive Medical Care Plan ("EMCP"). The EMCP is unfunded and is not qualified under the IRC. Plan expense for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023 was $32, $18, $6 and $50, respectively. Total accrued expenses related to this plan included in other liabilities were $5,033 and $5,157 as of December 31, 2025 and 2024, respectively.

79

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

14. Deferred Compensation Agreements

The Company's Director Emeritus Plans ("Plans") provide certain benefits to Emeritus Directors for providing current advisory services to the Company. The Plans are unfunded and are not qualified under the IRC. Plan benefits vary by participant and are payable to a designated beneficiary in the event of death. The Company records an expense based on the present value of expected future benefits. Plan expenses for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023 were $239, $289, $154 and $305, respectively. Total accrued expenses related to these plans included in other liabilities were $4,514 and $4,927 as of December 31, 2025 and 2024, respectively.

Long term deferred compensation and supplemental retirement plans are provided to certain key current and former officers. These plans are unfunded and are not qualified under the IRC. The benefits vary by participant and are payable to a designated beneficiary in the event of death. Plan expenses for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023 were $784, $827, $355 and $581, respectively. Total accrued expenses related to these plans included in other liabilities were $15,221 and $16,483 as of December 31, 2025 and 2024, respectively.

In addition, the Company has a deferred compensation plan provided to certain current and former officers and directors. The plan allows the participants to defer any of their annual compensation, including bonus payments, up to the maximum allowed for each participant. The plan is unfunded and is not qualified under the IRC. Plan expenses for the years ended December 31, 2025 and 2024, six months ended December 31, 2023 and year ended June 30, 2023 were $216, $235, $118 and $208, respectively. The total deferred compensation plan payable included in other liabilities was $3,364 and $3,773 as of December 31, 2025 and 2024, respectively.

15. Equity Incentive Plan

The Company historically provided stock-based awards through the 2013 Omnibus Incentive Plan, which provided for awards of restricted stock, restricted stock units, stock options, stock appreciation rights and cash awards to directors, directors emeritus, officers, employees and advisory directors. On November 14, 2022, at the Company's annual meeting, stockholders approved the 2022 Omnibus Incentive Plan which provides for the same types of awards as described under the 2013 Omnibus Incentive Plan. Going forward, any future grants will be made under this plan.

The cost of equity-based awards under the 2022 Omnibus Incentive Plan generally is based on the fair value of the awards on their grant date. The maximum number of shares that may be utilized for awards under the plan is 1,000,000. Shares of common stock issued under the plan will be issued out of authorized but unissued shares, some or all of which may be repurchased shares.

The table below presents share-based compensation expense and the estimated related tax benefit for stock options and restricted stock for the dates indicated below:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Share-based compensation expense	$ 2,173	$ 1,816	$ 755	$ 1,854
Tax benefit	511	427	177	436

The table below presents stock option activity and related information for the periods indicated below:

	Options	Weighted-Average Exercise Price	Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 30, 2023	569,224	$ 25.69	5.1	$ 141
Exercised	(9,500)	15.96		
Forfeited	(25,374)	26.00		
Options outstanding at December 31, 2023	534,350	$ 25.85	4.6	$ 776
Exercisable at December 31, 2023	459,390	$ 25.56	4.2	$ 681
Non-vested at December 31, 2023	74,960	$ 27.58	7.4	$ 95
Options outstanding at December 31, 2023	534,350	$ 25.85	4.6	$ 776
Exercised	(97,113)	25.09		
Forfeited	(23,600)	25.94		
Options outstanding at December 31, 2024	413,637	$ 26.02	3.8	$ 3,169
Exercisable at December 31, 2024	364,667	$ 25.78	3.4	$ 2,880
Non-vested at December 31, 2024	48,970	$ 27.77	6.7	$ 289
Options outstanding at December 31, 2024	413,637	$ 26.02	3.8	$ 3,169
Exercised	(57,440)	24.97		
Forfeited	(1,400)	26.72		
Options outstanding at December 31, 2025	354,797	$ 26.19	2.8	$ 5,945
Exercisable at December 31, 2025	329,417	$ 26.02	2.5	$ 5,575
Non-vested at December 31, 2025	25,380	$ 28.37	5.9	$ 370

80

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

There were no options granted during the years ended December 31, 2025 or 2024 or six months ended December 31, 2023.

At December 31, 2025, the Company had $93 of unrecognized compensation expense related to 25,380 stock options originally scheduled to vest over a five-year period. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 0.5 years at December 31, 2025. At December 31, 2024, the Company had $223 of unrecognized compensation expense related to 48,970 stock options originally scheduled to vest over a five-year period. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 0.8 years at December 31, 2024.

The table below presents restricted stock award activity and related information:

	Restricted Stock Awards[(1)]	Performance-Based Restricted Stock Units[(2)]	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value
Non-vested at June 30, 2023	108,851	37,330	$ 27.32	$ 3,054
Granted	1,000	6,165	22.91	—
Vested	(1,148)	(18,494)	23.18	—
Forfeited	(2,560)	—	27.53	—
Non-vested at December 31, 2023	106,143	25,001	$ 27.70	$ 3,530
Granted	73,502	17,690	26.96	—
Vested	(36,639)	(10,683)	28.26	—
Forfeited	(4,424)	(2,007)	27.37	—
Non-vested at December 31, 2024	138,582	30,001	$ 27.15	$ 5,678
Granted	60,329	15,444	37.40	—
Vested	(50,326)	(9,996)	27.24	—
Forfeited	(3,621)	(4,108)	27.19	—
Non-vested at December 31, 2025	144,964	31,341	$ 31.52	$ 7,571

(1) Restricted stock awards are scheduled to vest over 1.0 year for director awards and 5.0 years for employee awards.

(2) Performance-based restricted stock units are scheduled to vest over 3.0 years assuming the applicable financial goals are met.

At December 31, 2025, unrecognized compensation expense was $3,865 related to 176,305 shares of restricted stock. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.5 years at December 31, 2025. At December 31, 2024, unrecognized compensation expense was $3,051 related to 168,583 shares of restricted stock. The weighted average period over which compensation cost related to non-vested awards is expected to be recognized was 1.4 years at December 31, 2024.

16. Net Income per Share

The following is a reconciliation of the numerator and denominator of basic and diluted net income per share of common stock for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Numerator				
Net income	$ 64,364	$ 54,805	$ 28,297	$ 44,604
Allocation of earnings to participating securities	(661)	(541)	(219)	(411)
Numerator for basic and diluted EPS - net income available to common stockholders	$ 63,703	$ 54,264	$ 28,078	$ 44,193
Denominator				
Weighted-average common shares outstanding - basic	16,987,894	16,914,741	16,806,273	15,698,618
Dilutive effect of assumed exercise of stock options	118,889	62,589	7,903	82,888
Weighted-average common shares outstanding - diluted	17,106,783	16,977,330	16,814,176	15,781,506
Net income per share - basic	$ 3.75	$ 3.21	$ 1.67	$ 2.82
Net income per share - diluted	$ 3.72	$ 3.20	$ 1.67	$ 2.80

Potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. There were 0 and 43,450 stock options that were anti-dilutive as of December 31, 2025 and 2024, respectively.

17. Commitments and Contingencies

Loan Commitments - Legally binding commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In the normal course of business, there are various outstanding commitments to extend credit that are not reflected in the consolidated financial statements.

81

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

The table below presents details of loan commitments outstanding as of the dates indicated:

	December 31, 2025	December 31, 2024
Variable rate commitments	$ 87,259	$ 56,922
Fixed rate commitments[(1)]	34,716	28,096
Total loan commitments	$ 121,975	$ 85,018
Range of fixed interest rates	4.12% - 9.75%	4.14% - 10.25%
Undisbursed portions of construction loans	$ 225,617	$ 145,523
Pre-approved but unused lines of credit[(2)]	$ 831,298	$ 712,274

(1) Fixed rate commitments had terms ranging from three to 30 years as of each date presented.

(2) Principally second mortgage home equity loans and overdraft protection loans.

The commitments presented in the above table represent the Company's exposure to credit risk and, in the opinion of management, have no more than the normal lending risk that the Company commits to its borrowers.

The Company has two types of commitments related to certain one-to-four family loans held for sale: rate lock commitments and forward loan commitments. Rate lock commitments are commitments to extend credit to a customer that has an interest rate lock and are considered derivative instruments. The rate lock commitments do not qualify for hedge accounting. In order to mitigate the risk from interest rate fluctuations, the Company enters into forward loan sale commitments such as TBAs, mandatory delivery commitments with investors, or best efforts forward sale commitments with investors. The fair value of these interest rate lock commitments was not material at December 31, 2025 or 2024.

Equity Investment Commitments - As of December 31, 2025, the Company had committed $32,000 across ten SBIC investments with $9,983 remaining to be drawn. As of December 31, 2024, the Company had committed $28,000 across nine SBIC investments with $8,598 remaining to be drawn. Similarly, as of December 31, 2025, the Company had committed $10,000 towards a solar tax equity investment with $2,519 remaining to be drawn. No such commitment existed as of December 31, 2024. Although the remaining capital commitments may or may not be called in the future, under the terms of the associated agreements, the Company's exposure will not extend beyond the amount of the original commitments.

Guarantees - Standby letters of credit obligate the Company to meet certain financial obligations of its customers, if, under the contractual terms of the agreement, the customers are unable to do so. The financial standby letters of credit issued by the Company are irrevocable and payment is only guaranteed upon the borrower's failure to perform its obligations to the beneficiary. Total commitments under standby letters of credit as of December 31, 2025 and 2024 were $55,491 and $53,226, respectively. There was no liability recorded for these letters of credit at December 31, 2025 or 2024.

Litigation - From time to time, the Company is involved in litigation matters in the ordinary course of business. These proceedings and the associated legal claims are often contested, and the outcome of individual matters is not always predictable. These claims and counter claims typically arise during the course of collection efforts on problem loans or with respect to actions to enforce liens on properties in which the Company holds a security interest. The Company is not a party to any pending legal proceedings that management believes would have a material adverse effect on the Company's financial condition or results of operations.

18. Regulatory Capital Matters

HomeTrust Bancshares, Inc. is a bank holding company subject to regulation by the Federal Reserve. As a bank holding company, we are subject to capital adequacy requirements of the Federal Reserve under the Bank Holding Company Act of 1956, as amended and the regulations of the Federal Reserve. The Company's subsidiary, the Bank, an FDIC-insured, North Carolina state-chartered bank and a member of the Federal Reserve System, is supervised and regulated by the Federal Reserve and the NCCOB and is subject to minimum capital requirements applicable to state member banks established by the Federal Reserve that are calculated in a manner similar to those applicable to bank holding companies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by bank regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

At December 31, 2025, HomeTrust Bancshares, Inc. and the Bank each exceeded all regulatory capital requirements. Consistent with the Company's goals to operate a sound and profitable organization, its policy is for the Bank to maintain a "well-capitalized" status under the regulatory capital categories of the Federal Reserve. The Bank was categorized as "well-capitalized" at December 31, 2025 under applicable regulatory requirements.

82

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

HomeTrust Bancshares, Inc. and the Bank's actual and required minimum capital amounts and ratios are as follows:

	Actual		Regulatory Requirements: Minimum for Capital Adequacy Purposes		Regulatory Requirements: Minimum to Be Well Capitalized	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
HomeTrust Bancshares, Inc.						
December 31, 2025						
CET1 Capital (to risk-weighted assets)	$ 560,919	13.83 %	$ 182,491	4.50 %	$ 263,598	6.50 %
Tier 1 Capital (to total adjusted assets)	571,139	12.99	175,853	4.00	219,816	5.00
Tier 1 Capital (to risk-weighted assets)	571,139	14.08	243,321	6.00	324,429	8.00
Total Risk-based Capital (to risk-weighted assets)	617,238	15.22	324,429	8.00	405,536	10.00
December 31, 2024						
CET1 Capital (to risk-weighted assets)	$ 515,455	12.71 %	$ 182,537	4.50 %	$ 263,664	6.50 %
Tier 1 Capital (to total adjusted assets)	525,575	11.88	176,978	4.00	221,222	5.00
Tier 1 Capital (to risk-weighted assets)	525,575	12.96	243,382	6.00	324,509	8.00
Total Risk-based Capital (to risk-weighted assets)	570,119	14.06	324,509	8.00	405,637	10.00
HomeTrust Bank						
December 31, 2025						
CET1 Capital (to risk-weighted assets)	$ 555,807	13.71 %	$ 182,427	4.50 %	$ 263,506	6.50 %
Tier 1 Capital (to total adjusted assets)	555,807	12.65	175,795	4.00	219,743	5.00
Tier 1 Capital (to risk-weighted assets)	555,807	13.71	243,236	6.00	324,315	8.00
Total Risk-based Capital (to risk-weighted assets)	601,906	14.85	324,315	8.00	405,394	10.00
December 31, 2024						
CET1 Capital (to risk-weighted assets)	$ 516,762	12.74 %	$ 182,528	4.50 %	$ 263,652	6.50 %
Tier 1 Capital (to total adjusted assets)	516,762	11.68	176,943	4.00	221,179	5.00
Tier 1 Capital (to risk-weighted assets)	516,762	12.74	243,371	6.00	324,494	8.00
Total Risk-based Capital (to risk-weighted assets)	561,306	13.84	324,494	8.00	405,618	10.00

As permitted by the interim final rule issued on March 27, 2020 by the federal banking regulatory agencies, the Company has elected the option to delay the estimated impact on regulatory capital of ASU 2016-13, which was adopted on July 1, 2020. The initial adoption of ASU 2016-13 as well as 25% of the quarterly increases in the ACL subsequent to adoption (collectively the "transition adjustments") were delayed for two years. After two years, the cumulative amount of the transition adjustments became fixed and were phased out of the regulatory capital calculations evenly over a three-year period, with 75% recognized in year three, 50% recognized in year four, and 25% recognized in year five. Starting with the quarter ended March 31, 2025, the temporary regulatory capital benefits have been fully reversed.

In addition to the minimum CET1, Tier 1 and total risk-based capital ratios, both HomeTrust Bancshares, Inc. and the Bank have to maintain a capital conservation buffer consisting of additional CET1 capital of more than 2.50% above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. As of December 31, 2025, the Company's and Bank's risk-based capital exceeded the required capital contribution buffer.

Dividends paid by HomeTrust Bank are limited, without prior regulatory approval, to current year earnings and earnings less dividends paid during the preceding two years.

83

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

19. Parent Company Only Condensed Financial Information

The following tables present parent company only condensed financial information:

Condensed Balance Sheets	**December 31, 2025**	**December 31, 2024**
Assets		
Cash and cash equivalents	$ 8,334	$ 1,059
Investment in bank subsidiary	595,578	553,065
ESOP loan receivable	3,984	4,545
Other assets	3,442	3,241
Total assets	$ 611,338	$ 561,910
Liabilities and stockholders' equity		
Junior subordinated debt	$ 10,220	$ 10,120
Revolving line of credit	—	—
Other liabilities	428	32
Stockholders' equity	600,690	551,758
Total liabilities and stockholders' equity	$ 611,338	$ 561,910

Condensed Statements of Income(1)	**Year Ended December 31, 2025**	**Year Ended December 31, 2024**	**Six Months Ended December 31, 2023**	**Year Ended June 30, 2023**
Income				
Dividends from subsidiaries	$ 27,500	$ 25,700	$ 6,000	$ 15,000
Interest income	106	119	66	137
Other	18	—	—	—
Total income	27,624	25,819	6,066	15,137
Expense				
Interest expense - junior subordinated debt	817	928	475	327
Interest expense - revolving line of credit	—	983	901	663
Management fee expense	580	551	269	528
Other	214	245	131	270
Total expense	1,611	2,707	1,776	1,788
Income before income taxes and equity in undistributed income of subsidiaries	26,013	23,112	4,290	13,349
Income tax benefit	(305)	(496)	(401)	(388)
Income before equity in undistributed income of subsidiaries	26,318	23,608	4,691	13,737
Equity in undistributed income of subsidiaries	38,046	31,197	23,606	30,867
Net income	64,364	54,805	28,297	44,604
Other comprehensive income (loss)(2)	2,260	(134)	2,549	(1,697)
Comprehensive income	$ 66,624	$ 54,671	$ 30,846	$ 42,907

(1) This financial statement incorporates revisions to correct immaterial errors in the prior period disclosures.

(2) See Consolidated Statements of Comprehensive Income for other comprehensive income (loss) detail.

84

HOMETRUST BANCSHARES, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)

Condensed Statement of Cash Flows[(1)]	Year Ended December 31, 2025	Year Ended December 31, 2024	Six Months Ended December 31, 2023	Year Ended June 30, 2023
Operating activities				
Net income	$ 64,364	$ 54,805	$ 28,297	$ 44,604
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Increase in other assets	(201)	(1,018)	(597)	(348)
Undistributed income of subsidiaries	(38,046)	(31,197)	(23,606)	(30,867)
Increase (decrease) in other liabilities	496	87	45	(256)
Net cash provided by operating activities	26,613	22,677	4,139	13,133
Investing activities				
Decrease in investment in bank subsidiary	1,971	1,615	654	1,643
ESOP principal payments received	561	549	536	524
Net cash paid in merger	—	—	—	(15,330)
Net cash provided by (used in) investing activities	2,532	2,164	1,190	(13,163)
Financing activities				
Net increase (decrease) in revolving lines of credit	—	(18,763)	(1,500)	20,263
Repayment of long-term borrowings	—	—	—	(24,728)
Common stock repurchased	(13,612)	(645)	—	—
Cash dividends paid	(8,381)	(7,665)	(3,547)	(6,229)
Retired stock	(1,312)	(365)	(139)	(344)
Exercised stock options	1,435	2,437	152	5,140
Net cash used in financing activities	(21,870)	(25,001)	(5,034)	(5,898)
Net increase (decrease) in cash and cash equivalents	7,275	(160)	295	(5,928)
Cash and cash equivalents at beginning of period	1,059	1,219	924	6,852
Cash and cash equivalents at end of period	$ 8,334	$ 1,059	$ 1,219	$ 924

(1) This financial statement incorporates revisions to correct immaterial errors in the prior period disclosures.

20. Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of valuation methodologies used for assets recorded at fair value. As of December 31, 2025 and 2024, the Company did not have any liabilities recorded at fair value.

Financial Assets Recorded at Fair Value

The following table presents financial assets measured at fair value on a recurring basis at the dates indicated:

	December 31, 2025			
	Total	Level 1	Level 2	Level 3
Debt securities available for sale				
MBS, residential	$ 136,082	$ —	$ 136,082	$ —
Municipal bonds	1,826	—	1,826	—
Corporate bonds	4,632	—	4,632	—
Total debt securities available for sale	$ 142,540	$ —	$ 142,540	$ —
Loans held for sale	$ 7,005	$ —	$ 7,005	$ —

85

December 31, 2024 Total Level 1 Level 2 Level 3 Debt securities available for sale MBS, residential $ 144,147 $ — $ 144,147 $ — Municipal bonds 3,396 — 3,396 — Corporate bonds 4,468 — 4,468 — Total debt securities available for sale $ 152,011 $ — $ 152,011 $ — Loans held for sale $ 4,144 $ — $ 4,144 $ — Debt securities available for sale are valued on a recurring basis at quoted market prices where available. If quoted market prices are not available, fair values are based on quoted prices of comparable securities. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange or U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include MBS and debentures issued by GSEs, municipal bonds and corporate debt securities. The Company has no Level 3 securities. Loans held for sale carried at fair value are valued at the individual loan level using quoted secondary market prices. There were no transfers between levels during the years ended December 31, 2025 or 2024 or six months ended December 31, 2023. The following table presents financial assets measured at fair value on a non-recurring basis at the dates indicated: December 31, 2025 Total Level 1 Level 2 Level 3 Collateral dependent loans Commercial real estate loans Commercial real estate - non-owner occupied $ 3,555 $ — $ — $ 3,555 Commercial loans Equipment finance 1,809 — — 1,809 Total $ 5,364 $ — $ — $ 5,364 December 31, 2024 Total Level 1 Level 2 Level 3 Collateral dependent loans Commercial real estate loans Commercial real estate - owner occupied $ 505 $ — $ — $ 505 Commercial real estate - non-owner occupied 546 — — 546 Commercial loans Commercial and industrial 296 — — 296 Equipment finance 346 — — 346 Total $ 1,693 $ — $ — $ 1,693 A loan is considered to be collateral dependent when, based on current information and events, the Company expects repayment of the financial assets to be provided substantially through the operation or sale of the collateral and the Company has determined that the borrower is experiencing financial difficulty as of the measurement date. For real estate loans, the fair value of the loan's collateral is determined by a third-party appraisal, which is then adjusted for the estimated selling and closing costs related to liquidation of the collateral (typically ranging from 8% to 12% of the appraised value). For this asset class, the actual valuation methods (income, sales comparable or cost) vary based on the status of the project or property. Additional discounts of 5% to 15% may be applied depending on the age of the appraisals. The unobservable inputs may vary depending on the age of the appraisals. The unobservable inputs may vary depending on the individual asset with no one of the three methods being the predominant approach. For non-real estate loans, the fair value of the loan's collateral may be determined using an appraisal, net book value per the borrower's financial statements or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation and management's expertise and knowledge of the customer and customer's business. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 86

The stated carrying value and estimated fair value amounts of financial instruments as of December 31, 2025 and 2024, are summarized below: December 31, 2025 Carrying Value Fair Value Level 1 Level 2 Level 3 Assets Cash and cash equivalents $ 324,692 $ 324,692 $ 324,692 $ — $ — Certificates of deposit in other banks 18,841 18,841 — 18,841 — Debt securities available for sale, at fair value 142,540 142,540 — 142,540 — Loans held for sale, at fair value 7,005 7,005 7,005 — — Loans held for sale, at the lower of cost or fair value 198,688 201,377 — — 201,377 Loans, net 3,536,675 3,521,272 — — 3,521,272 Accrued interest receivable 15,973 15,973 — 668 15,305 Liabilities Noninterest-bearing and NOW deposits 1,254,135 1,254,135 — 1,254,135 — Money market accounts 1,374,635 1,374,635 — 1,374,635 — Savings accounts 171,455 171,455 — 171,455 — Certificates of deposit 909,772 909,101 — 909,101 — Junior subordinated debt 10,220 10,152 — 10,152 — Borrowings 165,000 165,003 — 165,003 — Accrued interest payable 5,605 5,605 — 5,605 — December 31, 2024 Carrying Value Fair Value Level 1 Level 2 Level 3 Assets Cash and cash equivalents $ 279,219 $ 279,219 $ 279,219 $ — $ — Certificates of deposit in other banks 28,538 28,538 — 28,538 — Debt securities available for sale, at fair value 152,011 152,011 — 152,011 — Loans held for sale, at fair value 4,144 4,144 4,144 — — Loans held for sale, at the lower of cost or fair value 202,018 204,122 — — 204,122 Loans, net 3,603,014 3,498,929 — — 3,498,929 Accrued interest receivable 18,336 18,336 — 766 17,570 Liabilities Noninterest-bearing and NOW deposits 1,256,164 1,256,164 — 1,256,164 — Money market accounts 1,341,995 1,341,995 — 1,341,995 — Savings accounts 181,317 181,317 — 181,317 — Certificates of deposit 999,727 998,856 — 998,856 — Junior subordinated debt 10,120 9,914 — 9,914 — Borrowings 188,000 188,000 — 188,000 — Accrued interest payable 9,578 9,578 — 9,578 — The Company had off-balance sheet financial commitments, which included approximately $1,234,381 and $996,042 of commitments to originate loans, undisbursed portions of construction loans, unused lines of credit and standby letters of credit at December 31, 2025 and 2024, respectively (see "Note 17 – Commitments and Contingencies"). Since these commitments are based on current rates, the carrying amount approximates the fair value. HOMETRUST BANCSHARES, INC. AND SUBSIDIARY Notes to Consolidated Financial Statements (Dollars in thousands, except per share data) 87

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures: An evaluation of the Company’s disclosure controls and procedures (as defined in Section 13a-15(e) of the Securities Exchange Act of 1934 (the “Act”)) was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Chief Financial Officer and several other members of the Company’s senior management as of the end of the period covered by this report. The Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of December 31, 2025 were effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Act is (i) accumulated and communicated to the Company’s management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Report of Management on Internal Control over Financial Reporting: The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under management's supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, utilizing the framework established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2025 was effective. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements are prevented or timely detected. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Crowe LLP, an independent registered public accounting firm, has audited the consolidated financial statements as of and for the year ended December 31, 2025 included in this Annual Report and has issued a report on the effectiveness of our internal control over financial reporting, which report is included in Item 8 of this Form 10-K. The audit report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Changes in Internal Controls: There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Item 9B. Other Information Trading Plans: During the quarter ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. PART III Item 10. Directors, Executive Officers and Corporate Governance Directors and Executive Officers Information concerning our directors and executive officers is incorporated herein by reference from our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be held on May 18, 2026, a copy of which will be filed with the SEC no later than 120 days after the close of the fiscal year. Delinquent Section 16 Reports Information concerning delinquent Section 16 reports is incorporated herein by reference from our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be held on May 18, 2026, a copy of which will be filed with the SEC no later than 120 days after the close of the fiscal year. Insider Trading Policy Information concerning our insider trading policy is incorporated herein by reference from our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be held on May 18, 2026, a copy of which will be filed with the SEC no later than 120 days after the close of the fiscal year. A copy of our insider trading policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2025. 88

Code of Ethics The Company has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and person performing similar functions, and to all of our other employees and our directors. You may obtain a copy of the code of ethics free of charge by writing to the Corporate Secretary of HomeTrust Bancshares, Inc., 10 Woodfin Street, Asheville, NC 28801 or by calling (828) 259-3939. In addition, the code of ethics is available on our website at www.htb.com by clicking the link “Investor Relations,” clicking “Corporate Governance” on the navigation bar, and clicking the link “Documents & Charters.” Corporate Governance Nominating Procedures: There have been no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors since last disclosed to our stockholders. Audit Committee and Audit Committee Financial Expert: We have an Audit Committee that is appointed by the Board of Directors to provide assistance to the Board in fulfilling its oversight responsibility relating to the integrity of our consolidated financial statements and the financial reporting processes, the systems of internal accounting and financial controls, compliance with legal and regulatory requirements, the annual independent audit of our consolidated financial statements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors and any other areas of potential financial risk to the Company specified by our Board of Directors. The Audit Committee also is responsible for the appointment, retention and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by the independent auditors. As of December 31, 2025, the Audit Committee was comprised of Directors Kendall (Chair), Cureton, Hancock, Jacobs and Switzer, each of whom was “independent” as that term is defined for audit committee members in the NYSE listing standards. The Board of Directors further determined that each of Ms. Kendall and Mr. Switzer was an “audit committee financial expert” as defined in Item 407(e) of Regulation S-K of the Securities and Exchange Commission and that during 2025 all of the Audit Committee members met the financial literacy requirements under the NYSE listing standards. Additional information concerning the Audit Committee is incorporated herein by reference from the Company’s definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be held on May 18, 2026 (except for information contained under the heading “Report of the Audit Committee”), a copy of which will be filed with the SEC no later than 120 days after the close of the fiscal year. Item 11. Executive Compensation The information called for by this Item will be contained in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders being held on May 18, 2026, and is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information concerning security ownership of certain beneficial owners and management required by this item is incorporated herein by reference from our definitive proxy statement for our Annual Meeting of Stockholders being held on May 18, 2026, a copy of which will be filed with the Securities and Exchange Commission no later than 120 days after the end of our fiscal year. Management is not aware of any arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company. The information concerning our equity incentive plan required by this item is set forth below. # of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercise price of outstanding options, warrants and rights # of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) Plan Category (a) (b) (c) Equity compensation plans approved by security holders 354,797 $ 26.19 564,208 Item 13. Certain Relationships and Related Transactions, and Director Independence The information called for by this Item will be contained in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders being held on May 18, 2026, and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services The information called for by this Item will be contained in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders being held on May 18, 2026, and is incorporated herein by reference. The Company's Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2025 was Crowe LLP (PCAOB Firm ID No. 173), located in Chicago, Illinois. The Company's Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2024, six months ended December 31, 2023, and fiscal year ended June 30, 2023 was Forvis Mazars, LLP (PCAOB Firm ID No. 686), located in Springfield, Missouri. 89

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements: See Part II – Item 8. Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules: All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) Exhibits: See Exhibit Index.

(b) Exhibits: The following exhibits are filed as part of this Form 10-K and this list constitutes the Exhibit Index.

Regulation S-K Exhibit #	Document	Reference to Prior Filing or Exhibit # Attached Hereto
2.1	Agreement and Plan of Merger, dated as of January 22, 2014, by and between HomeTrust Bancshares, Inc. and Jefferson Bancshares, Inc.	(a)
2.2	Purchase and Assumption Agreement, dated as of June 9, 2014, between Bank of America, National Association and HomeTrust Bank	(b)
2.3	Agreement and Plan of Merger, dated as of September 20, 2016, by and between HomeTrust Bancshares, Inc. and TriSummit Bancorp, Inc.	(c)
2.4	Agreement and Plan of Merger, dated as of July 24, 2022, by and between HomeTrust Bancshares, Inc. and Quantum Capital Corp.	(r)
3.1	Charter of HomeTrust Bancshares, Inc.	(d)
3.2	Amended and Restated Bylaws of HomeTrust Bancshares, Inc.	(t)
4.1	Description of HomeTrust Bancshares, Inc. Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	(ab)
10.1	HomeTrust Bancshares, Inc. Senior Leadership Incentive Plan (formerly known as Operating Committee Incentive Program)	10.1
10.2	Amended and Restated Employment and Transition Agreement between HomeTrust Bancshares, Inc. and Dana L. Stonestreet	(v)
10.3	Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(g)
10.3A	Amendment No. 1 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(s)
10.3B	Amendment No. 2 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(h)
10.3C	Amendment No. 3 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(q)
10.3D	Amendment No. 4 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and C. Hunter Westbrook	(e)
10.4	Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and Tony J. VunCannon	(g)
10.4A	Amendment No. 1 to Amended and Restated Employment Agreement between HomeTrust Bancshares, Inc. and Tony VunCannon	(v)
10.5	HomeTrust Bank Executive Supplemental Retirement Income Master Agreement ("SERP")	(d)
10.6	Amendment No. 1 to SERP	(m)
10.7	Amendment No. 2 to SERP	(l)
10.7A	SERP Joinder Agreement for F. Edward Broadwell, Jr.	(d)
10.7B	SERP Joinder Agreement for Dana L. Stonestreet	(d)
10.7C	SERP Joinder Agreement for Tony J. VunCannon	(d)
10.7D	SERP Joinder Agreement for Howard L. Sellinger	(d)
10.7E	SERP Joinder Agreement for Stan Allen	(d)
10.7F	SERP Joinder Agreement for Sidney A. Biesecker	(d)
10.7G	SERP Joinder Agreement for Peggy C. Melville	(d)
10.7H	SERP Joinder Agreement for William T. Flynt	(d)
10.7I	Amended and Restated Supplemental Income Agreement between HomeTrust Bank, as successor to Industrial Federal Savings Bank, and Sidney Biesecker	(i)
10.8	HomeTrust Bank Director Emeritus Plan ("Director Emeritus Plan")	(d)
10.8A	Director Emeritus Plan Joinder Agreement for William T. Flynt	(d)
10.8B	Director Emeritus Plan Joinder Agreement for J. Steven Goforth	(d)
10.8C	Director Emeritus Plan Joinder Agreement for Craig C. Koontz	(d)
10.8D	Director Emeritus Plan Joinder Agreement for Larry S. McDevitt	(d)
10.8E	Director Emeritus Plan Joinder Agreement for F.K. McFarland, III	(d)
10.8F	Director Emeritus Plan Joinder Agreement for Peggy C. Melville	(d)

90

Regulation S-K Exhibit #	Document	Reference to Prior Filing or Exhibit # Attached Hereto
10.8G	Director Emeritus Plan Joinder Agreement for Robert E. Shepherd, Sr.	(d)
10.9	HomeTrust Bank Defined Contribution Executive Medical Care Plan	(d)
10.9A	Amendment No. 1 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(m)
10.9B	Form of Joinder Agreement Under the HomeTrust Bank Defined Contribution Executive Medical Care Plan	(m)
10.9C	Amendment No. 2 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(u)
10.9D	Amendment No. 3 to HomeTrust Bank Defined Contribution Executive Medical Care Plan	(p)
10.10	HomeTrust Bank 2005 Deferred Compensation Plan	(d)
10.10A	Amendment No. 1 to HomeTrust Bank 2005 Deferred Compensation Plan	(m)
10.11	HomeTrust Bank Pre-2005 Deferred Compensation Plan	(d)
10.11A	Amendment No. 1 to HomeTrust Bank Pre-2005 Deferred Compensation Plan	(m)
10.12	HomeTrust Bank 2025 Deferred Compensation Plan	(aa)
10.13	HomeTrust Bancshares, Inc. 2013 Omnibus Incentive Plan ("2013 Omnibus Incentive Plan")	(j)
10.13A	Form of Incentive Stock Option Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.13B	Form of Non-Qualified Stock Option Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.13C	Form of Stock Appreciation Right Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.13D	Form of Restricted Stock Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.13E	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Incentive Plan	(k)
10.14	HomeTrust Bancshares, Inc. 2022 Omnibus Incentive Plan ("2022 Omnibus Incentive Plan")	(o)
10.14A	Form of Non-Qualified Stock Option Award Agreement under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.14B	Form of Restricted Stock Award Agreement for Employees under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.14C	Form of Restricted Stock Award Agreement for Directors under the Registrant's 2022 Omnibus Incentive Plan	(w)
10.15	Amended and Restated Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and John Sprink	(x)
10.16	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Kristin Powell	(u)
10.16A	Amendment No. 1 to Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Kristin Powell	(v)
10.17	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Megan Pelletier	(v)
10.18	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Lora Jex	(y)
10.19	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Chuck Sivley	(f)
10.20	Change in Control Severance Agreement between HomeTrust Bancshares, Inc. and Kevin Nunley	(n)
19.0	Insider Trading Policy	19.0
21.0	Subsidiaries of the Registrant	21.0
23.1	Consent of Crowe LLP	23.1
23.2	Consent of Forvis Mazars, LLP	23.2
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.1
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.2
32.0	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.0
97	Policy Relating to Recovery of Erroneously Awarded Compensation	(z)
101	The following materials from HomeTrust Bancshares' Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Extensible Business Reporting Language (XBRL): (a) Consolidated Balance Sheets; (b) Consolidated Statements of Income; (c) Consolidated Statements of Comprehensive Income; (d) Consolidated Statements of Changes in Stockholders' Equity; (e) Consolidated Statements of Cash Flows; and (f) Notes to Consolidated Financial Statements.	101

(a) Attached as Appendix A to the joint proxy statement/prospectus filed by HomeTrust Bancshares on April 28, 2014 pursuant to Rule 424(b) of the Securities Act of 1933.

(b) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on June 10, 2014 (File No. 001-35593).

(c) Attached as Appendix A to the proxy statement/prospectus filed by HomeTrust Bancshares on November 2, 2016 pursuant to Rule 424(b) of the Securities Act of 1933.

(d) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-1 (File No. 333-178817) filed on December 29, 2011.

(e) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on May 24, 2022 (File No. 001-35593).

(f) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 001-35593).

(g) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on September 11, 2018 (File No. 001-35593).

(h) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on October 28, 2020 (File No. 001-35593).

91

(i) Filed as an exhibit to Amendment No. 1 to HomeTrust Bancshares’s Registration Statement on Form S-1 (File No. 333-178817) filed on March 9, 2012. (j) Attached as Appendix A to HomeTrust Bancshares’s definitive proxy statement filed on December 5, 2012 (File No. 001-35593). (k) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-8 (File No. 333-186666) filed on February 13, 2013. (l) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on February 15, 2022 (File No. 001-35593). (m) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 001-35593). (n) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (File No. 001-35593). (o) Attached as Appendix A to HomeTrust Bancshares’s definitive proxy statement filed on October 3, 2022 (File No. 001-35593). (p) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on August 28, 2023 (File No. 001-35593). (q) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on July 28, 2021 (File No. 001-35593). (r) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on July 25, 2022 (File No. 001-35593). (s) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on September 25, 2018 (File No. 001-35593). (t) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on February 11, 2025 (File No. 001-35593). (u) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (File No. 001-35593). (v) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (File No. 001-35593). (w) Filed as an exhibit to HomeTrust Bancshares's Registration Statement on Form S-8 (File No. 333-186666) filed on February 6, 2023. (x) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (File No. 001-35593). (y) Filed as an exhibit to HomeTrust Bancshares's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-35593). (z) Filed as an exhibit to HomeTrust Bancshares's Transition Report on Form 10-KT for the-six month transition period ended December 31, 2023 (File No. 001-35593). (aa) Filed as an exhibit to HomeTrust Bancshares's Current Report on Form 8-K filed on April 1, 2025 (File No. 001-35593). (ab) Filed as an exhibit to HomeTrust Bancshares's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-35593). Item 16. Form 10-K Summary None. 92

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. HOMETRUST BANCSHARES, INC. Date: March 13, 2026 By: /s/ C. Hunter Westbrook C. Hunter Westbrook President and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Signature Title Date /s/ C. Hunter Westbrook President, Chief Executive Officer and Director March 13, 2026 C. Hunter Westbrook (Principal Executive Officer) /s/ Tony J. VunCannon Executive Vice President, Chief Financial Officer, Corporate Secretary and Treasurer March 13, 2026 Tony J. VunCannon (Principal Financial and Accounting Officer) /s/ Richard T. Williams Chairman of the Board March 13, 2026 Richard T. Williams /s/ Jesse J. Cureton, Jr. Director March 13, 2026 Jesse J. Cureton, Jr. /s/ Bonnie V. Hancock Director March 13, 2026 Bonnie V. Hancock /s/ Dwight L. Jacobs Director March 13, 2026 Dwight L. Jacobs /s/ Robert E. James, Jr. Director March 13, 2026 Robert E. James, Jr. /s/ Laura C. Kendall Director March 13, 2026 Laura C. Kendall /s/ Rebekah M. Lowe Director March 13, 2026 Rebekah M. Lowe /s/ Narasimhulu Neelagaru Director March 13, 2026 Narasimhulu Neelagaru /s/ John A. Switzer Director March 13, 2026 John A. Switzer 93